10/16

08018283

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alinta Limited

*CURRENT ADDRESS The Quadrant
1 William Street
Perth, WA 6000
GPO Box W2030
Perth WA 6846
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35038

FISCAL YEAR

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/8/06

Australian Securities & Investments Commission

RECEIVED
2006 OCT 16 A 11:46
OFFICE OF INTERNATIONAL FINANCE

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
021575501

Form 201
Corporations Act 2001

Application for registration as an Australian company

Use this form to apply to ASIC for registration of a company under the Corporations Act 2001.

Related Forms
208 – Notification of details of shares allotted other than for cash
207Z – Certification of compliance with stamp duty law

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Blake Dawson Waldron

ASIC registered agent number (if applicable): 2468

Telephone number: (03) 9679 3000

Postal address:
GPO Box 4958
Melbourne VIC 3001

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 State/territory of registration

I/We apply for registration of the company under the Corporations Act 2001 and nominate the State or Territory in which the company will be taken to be registered.

Victoria — Give State or Territory

2 Details of the company

Does the company have a proposed company name?

[X] yes
— if yes, the proposed company name is: Alinta Mergeco Limited
— name reservation number (if any):

[ ] no
— The company name on registration will be its Australian Company Number (ACN).

Tick the legal elements that apply

[ ] Pty. [ ] Ltd. [ ] Proprietary [X] Limited [ ] No Liability [ ] NL
[ ] no legal elements (s.150 companies only)

Refer to Guide for Special Purpose Company details

200941316_1

2 Continued ... Further details of the company

Is the proposed name identical to a registered business name(s)?

☐ yes

└ if yes, provide business name(s) registration details

Business number	State/Territory of registration

☒ no

I DECLARE that I make this application for the company name AS, or ON BEHALF of, and with the authority of, the registered owner(s) of the above identical business name(s).

Type and class of company
Tick one box from each list

Type of company	Class of company
☐ proprietary company	☐ limited by shares
	☐ unlimited with a share capital
☒ public company	☒ limited by shares
	☐ limited by guarantee
	☐ unlimited with a share capital
	☐ no liability

Governance of a public company

☒ The company will rely entirely on replaceable rules.

☐ The company has a constitution.

A proposed public company which has adopted a "Constitution" must lodge a copy of the constitution with this application.

If the proposed company is to be a public company limited by guarantee, state the amount of the guarantee that each member agrees to in writing.

The amount of the member's guarantee is $ (insert amount)

Registered office
You cannot use a PO Box address

At the office of, C/- (if applicable)

Office, unit, level
'The Quadrant' Level 7

Street number and Street name
1 William Street

Suburb/City
Perth

State/Territory
WA

Postcode
6000

Does the company occupy the premises?

☒ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

2 Continued... Further details of the company

Office hours
For a public company

☒ a. Registered office of a public company is open to the public each business day from at least 10 am to 12 noon and 2 pm to 4 pm.

☐ b. Registered office of a public company is open to the public each business day from at least 3 hours between 9 am and 5 pm.

If b, insert hours open: from am/pm close to am/pm

If same as registered office, write "as above"

Principal place of business in Australia

Office, unit, level: as above

Street number and Street name:

Suburb/City: State/Territory:

Postcode:

3 Identify ultimate holding company

Will the company have an ultimate holding company upon registration?

☐ yes

If yes, provide the following details of the ultimate holding company

Company name:

ACN/ARBN/ABN: Country of incorporation (if not Australia):

☒ no

4 Appoint officeholder

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☒ Director ☐ Secretary

Family name: Browning Given names: Robert Barrett

Former name:

Street number and Street name: 14 Cliff Way

Suburb/City: Claremont State/Territory: WA

Postcode: 6010 Country (if not Australia):

Date of birth: 30/11/54 [D D] [M M] [Y Y]

Place of birth (town/city): Augusta (state/country): Georgia, United States

4 Continued ... Appoint another officeholder

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☒ Director ☐ Secretary

Family name	Given names
King	Murray John

Former name:

Street number and Street name: 8 Moness Street

Suburb/City	State/Territory
Shelley	WA

Postcode	Country (if not Australia)
6148	

Date of birth: 1 8 / 0 2 / 5 9 [D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Perth	Western Australia

4 Continued ... Appoint another officeholder

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☒ Director ☐ Secretary

Family name	Given names
Pearce	Stephen Thomas

Former name:

Street number and Street name: 41 Buxton Road

Suburb/City	State/Territory
Wembley Downs	WA

Postcode	Country (if not Australia)
6019	

Date of birth: 2 4 / 0 2 / 6 4 [D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Box Hill	Victoria

4 Continued ... **Appoint another officeholder**

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☒ Director ☐ Secretary

Family name	Given names
Anthony	Paul

Former name:

Street number and Street name: 1a Martin Place

Suburb/City: Sydney State/Territory: NSW

Postcode: 2000 Country (if not Australia):

Date of birth: 2 6 0 9 5 5 [D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Cardiff	United Kingdom

4 Continued ... **Appoint another officeholder**

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☒ Director ☐ Secretary

Family name	Given names
McWilliams	Michael Paul

Former name:

Street number and Street name: 18 Saiala Road

Suburb/City: Killara State/Territory: NSW

Postcode: 2071 Country (if not Australia):

Date of birth: 2 5 / 0 1 / 6 0 [D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Magherafelt	Northern Ireland

4 Continued ... Appoint another officeholder

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☒ Director ☐ Secretary

Family name: Casamento
Given names: Robert Anthony

Former name:

Street number and Street name: 3 Liguria Street

Suburb/City: South Coogee
State/Territory: NSW

Postcode: 2034
Country (if not Australia):

Date of birth: 29/07/43 [DD] [MM] [YY]

Place of birth (town/city): Sydney
(state/country): NSW

4 Continued ... Appoint another officeholder

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☐ Director ☐ Secretary

Family name:
Given names:

Former name:

Street number and Street name:

Suburb/City:
State/Territory:

Postcode:
Country (if not Australia):

Date of birth: ☐☐/☐☐/☐☐ [DD] [MM] [YY]

Place of birth (town/city):
(state/country):

4 Continued ... Appoint another officeholder

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☐ Director ☒ Secretary

Family name	Given names
King	Murray John

Former name

Street number and Street name

8 Moness Street

Suburb/City	State/Territory
Shelley	WA

Postcode	Country (if not Australia)
6148	

ph.

Date of birth

18 ~~2~~ ~~3~~ / 0 2 / 5 9

[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Perth	WA

4 Continued ... Appoint another officeholder

A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia. Officeholder(s) appointment date shall be effective from the beginning of the day on which the company becomes registered.

Office held

☐ Director ☒ Secretary

Family name	Given names
McCole	Patrick

Former name

Street number and Street name

4 Cheddar Place

Suburb/City	State/Territory
Karrinyup	WA

Postcode	Country (if not Australia)
6018	

Date of birth

1 3 / 0 5 / 7 2

[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Tom Price	WA

5 Share structure table

Details of shares issued by the company. Please show all details of shares that the company has on issue at the time of this application.

Standard share codes
Refer to the following table for the share class codes for section 5 and 6

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD		2	$21.60	Nil

If shares will be issued for other than cash, will some or all of the shares be issued under a written contract?

☐ yes Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.

Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ no Public companies must also lodge a Form 208.

6 Details of members

Use this section to notify the name and address of each person who consents to become a member.
If shares are jointly owned, provide names and addresses of all joint – owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

Member details and shareholding
Please indicate the member's name, address and shareholding (if applicable).

☒ Family name: Browning
Given names: Robert Barrett

OR

☐ Company name:

ACN/ARBN/ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 14 Cliff Way

Suburb/City: Claremont
State/Territory: WA

Postcode: 6010
Country (if not Australia):

In the following table give:

- the class and number of shares the above member has agreed in writing to take up; and
- the amount the member has agreed in writing to pay for each share, or if the amount is not paid in full on registration, the amount the member has agreed in writing to be unpaid on the share

Share class code	Number of shares taken up	Amount agreed to pay per share	Total $ paid on these shares	Amount unpaid per share	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	1	$10.80	$10.80	Nil	Nil	Y	Y

6 Continued ... Details of another member

Use this section to notify the name and address of each person who consents to become a member.

If shares are jointly owned, provide names and addresses of all joint – owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

Member details and shareholding
Please indicate the member's name, address and shareholding (if applicable).

☒ Family name: Anthony
Given names: Paul

OR

☐ Company name:

ACN/ARBN/ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 1a MARTIN Place

Suburb/City: Sydney
State/Territory: NSW

Postcode: 2000
Country (if not Australia):

In the following table give:

- the class and number of shares the above member has agreed in writing to take up; and
- the amount the member has agreed in writing to pay for each share, or if the amount is not paid in full on registration, the amount the member has agreed in writing to be unpaid on the share

Share class code	Number of shares taken up	Amount agreed to pay per share	Total $ paid on these shares	Amount unpaid per share	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	1	$10.80	$10.80	Nil	Nil	Y	Y

Declaration by applicant

I/we apply for registration of a company on the basis of the information in this form and any attachments. I/we have the necessary written consents and agreements referred to in the application concerning the member and officeholders and I/we shall give the consents and agreements to the company after the company becomes registered. The information provided in this application and in any annexures is true and correct at the time of signing.

Signature of applicant

Provide family and given names OR corporation name (include ACN/ARBN if applicable)

If the applicant is a natural person – 1 signature required.
If the applicant is a corporation – at least 1 director or secretary to sign.

Name of applicant

Robert Barrett Browning and Paul Anthony

Capacity of applicant

☐ Natural person

☐ Corporation

Name of officeholder

☒ Agent for natural person or corporation

Name of agent

Nicholas Albert Terry

Signature of applicant

[signature]

Date signed

0 1 / 0 6 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

2

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

11 October 2006

Alinta Mergeco Limited
(to be renamed Alinta Limited)

ADMISSION TO OFFICIAL LIST

Alinta Mergeco Limited (to be renamed Alinta Limited) was admitted to the Official List of Australian Stock Exchange Limited on Wednesday, 11 October 2006.

Official Quotation of the following securities will commence on a deferred settlement basis at 10.00 am E.S.T. (8.00 am W.S.T.) on Thursday, 12 October 2006.

493,122,154	ordinary shares fully paid

Security Code: AAN

Narissa Taylor
Adviser, Issuers (Perth)

Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

25 October 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta and AGL Schemes Implemented

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosures

News Release

Alinta

25 October 2006

ALINTA AND AGL SCHEMES IMPLEMENTED

Implementation of transaction

Alinta Limited (previously called "Alinta Mergeco Limited") (**Alinta**) is pleased to announce that the merger of Alinta and AGL's infrastructure businesses has now been completed.

Alinta confirms that:

- 493,129,823 ordinary shares in the new Alinta have been issued to Alinta and AGL Scheme participants today; and
- holding statements for the new Alinta shares issued to Alinta and AGL Scheme participants have also been dispatched today.

Attached are the covering letters of the correspondence that was sent to Alinta and AGL Scheme participants.

Directors of Alinta Limited

Alinta advises that following the completion of the Alinta and AGL Schemes:

- Messrs John Poynton AM CitWA, John Akehurst, Fiona Harris, Tina McMeckan and Michael Wilkins have been appointed directors of the Company. Mr Robert Browning remains a director of the Company; and
- Messrs Stephen Pearce, Murray King, Paul Anthony, Paul McWilliams and Sam Pearce have resigned as directors of the Company effective today.

As a result of the above director appointments and resignations, the board of directors of Alinta now comprises John Poynton (Chairman), Bob Browning (CEO), John Akehurst, Fiona Harris, Tina McMeckan and Michael Wilkins.

Trading in Alinta Limited shares

The total number of new Alinta shares on issue at the date of this announcement is 493,129,825, which includes the 2 shares on issue prior to the implementation of the Schemes.

Alinta

Alinta shares (under the ASX code "AAN") will commence normal trading on 26 October 2006.

Options on issue

Alinta advises that the option figures set out in its appendix 1A dated 28 September 2006 and Information Memorandum dated 2 October 2006 have been updated as follows:

Alinta has issued 7,112,113 options in accordance with the Option Rollover Agreements (which are described in section 5.4(c) of the Alinta Scheme Booklet dated 28 August 2006).

The breakdown of Alinta options on issue as at the date of this announcement is:

Grant date	Exercise price ($)	Number
5 March 2002	3.6449	134,900
4 March 2003	3.8645	260,000
8 May 2003	4.5177	100,000
17 September 2003	5.7609	75,000
26 March 2004	6.0633	999,750
4 May 2005	9.1774	3,076,842
1 December 2005	11.1134	63,777
19 June 2006	10.4664	2,401,844
Total		**7,112,113**

Note: The grant date set out in the above table is the date of grant of the original Alinta options which were cancelled on 11 October 2006 in accordance with the Option Rollover Agreements.

As at the date of this announcement, 954,753 Alinta options were exercisable.

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 9486 3014

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 9486 3229

Alinta
Alinta Limited
ABN 11 119 985 590

000004
000
AAN
MR SAM SAMPLE
123 SAMPLE STREET
MELBOURNE VIC 3000

Dear Alinta Shareholder

Welcome to an exciting new phase for Alinta.

As you are aware, the resolution to approve the acquisition of AGL's infrastructure assets received overwhelming support from both sets of shareholders at recent meetings.

As an AGL shareholder, you now also hold ordinary shares in Alinta Limited and we have enclosed a document detailing your shareholding in Alinta. As part of our transformation to New Alinta our ASX code has changed. We are no longer listed as ALN and our shares now trade under the code AAN.

Eligible shareholders may elect to participate in Alinta's Dividend Reinvestment Plan (DRP) in respect to all or part of their shareholding at any time. An overview of the DRP and a copy of the rules relating to the plan are included in the DRP booklet. A copy of the booklet along with an election form can be obtained by request from Alinta's Share Registry, Computershare Investor Services Pty Limited on 1300 557 010. The booklet can also be downloaded from Alinta's website (www.alinta.net.au). We welcome your participation in the DRP.

As part of this transaction, Alinta has secured the assets and business functions from AGL that best complement our Company and represent the best strategic value to Alinta. Their acquisition is a great outcome for our business.

Alinta is now the largest and most competitive manager of energy infrastructure assets in Australia and has a strong foundation to continue growing the business.

Since listing on the ASX in 2000, our shareholders have benefited from a total shareholder return of more than 450%, one of the best of any Australian listed company.

We have been able to achieve these strong returns for shareholders because of a focus on growing the underlying business, a relentless drive to reduce costs and as a result of making a number of strategic acquisitions.

The merger of our new asset management business, Agility, with Alinta's existing business will allow us to realise significant cost savings and synergies.

With its expanded capital base and strong balance sheet, Alinta is well positioned for further expansion and growth and will pursue opportunities that deliver sufficient value to the business and the shareholders.

Yours sincerely

John Poynton

JOHN POYNTON AM
CHAIRMAN

Alinta

Alinta Limited
ABN 11 119 985 590

000001
000
AAN
MR SAM SAMPLE
121 SAMPLE STREET
MELBOURNE VIC 3000

Dear Alinta Shareholder

Welcome to an exciting new phase for Alinta.

The Directors of Alinta would like to thank you for your support over the past few months.

As you are aware, the resolution to approve the acquisition of AGL's infrastructure assets received overwhelming support from both sets of shareholders at recent meetings.

As part of this transaction, Alinta has secured the assets and business functions from AGL that best complement our Company and represent the best strategic value to Alinta. Their acquisition is a great outcome for your business.

Alinta is now the largest and most competitive manager of energy infrastructure assets in Australia.

As part of our transformation to New Alinta our ASX code has changed. We are no longer listed as ALN and our shares now trade under the code AAN.

In line with this, at the end of this month you will receive a holding statement reflecting the fact that you now have a nil holding in ALN. Please do not be concerned – this is simply notification that your shareholding has transferred to AAN.

Since listing on the ASX in 2000, our shareholders have benefited from a total shareholder return of more than 450%, one of the best of any Australian listed company.

We have been able to achieve these strong returns for shareholders because of a focus on growing the underlying business, a relentless drive to reduce costs and as a result of making a number of strategic acquisitions.

The merger of our new asset management business, Agility, with Alinta's existing business will allow us to realise significant cost savings and synergies.

With its expanded capital base and strong balance sheet, Alinta is well positioned for further expansion and growth and will pursue opportunities that deliver sufficient value to the business and the shareholders.

Yours sincerely

JOHN POYNTON AM
CHAIRMAN

Alinta
Alinta Limited
ABN 11 119 985 590

000001
000
AAN
MR SAM SAMPLE
121 SAMPLE STREET
MELBOURNE VIC 3000

Dear Alinta Shareholder

Welcome to an exciting new phase for Alinta.

The Directors of Alinta would like to thank you for your support over the past few months.

As you are aware, the resolution to approve the acquisition of AGL's infrastructure assets received overwhelming support from both sets of shareholders at recent meetings.

As part of this transaction, Alinta has secured the assets and business functions from AGL that best complement our Company and represent the best strategic value to Alinta. Their acquisition is a great outcome for your business.

Alinta is now the largest and most competitive manager of energy infrastructure assets in Australia.

As part of our transformation to New Alinta our ASX code has changed. We are no longer listed as ALN and our shares now trade under the code AAN.

In line with this, we have enclosed a holding statement notifying you that your shareholding has transferred to AAN.

Since listing on the ASX in 2000, our shareholders have benefited from a total shareholder return of more than 450%, one of the best of any Australian listed company.

We have been able to achieve these strong returns for shareholders because of a focus on growing the underlying business, a relentless drive to reduce costs and as a result of making a number of strategic acquisitions.

The merger of our new asset management business, Agility, with Alinta's existing business will allow us to realise significant cost savings and synergies.

With its expanded capital base and strong balance sheet, Alinta is well positioned for further expansion and growth and will pursue opportunities that deliver sufficient value to the business and the shareholders.

Yours sincerely

JOHN POYNTON AM
CHAIRMAN

1

3

280 1/2 15 July 2001

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

023255297

ASIC registered agent number	2466
lodging party or agent name	Blake Dawson Waldron
office, level, building name or PO Box no	GPO Box 4958
street number & name	
suburb/city	Melbourne state/territory VIC postcode 3001
telephone	(03) 9679 3000
facsimile	(03) 9679 3111
DX number	187 suburb/city Melbourne
Ref	NAT KYL 03:1377 9551

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **280**

Notification of

share buy-back details

Corporations Act 2001
257C(3), 257D(3), 257E

RECEIVED 11 SEP 2006

Company name	Alinta Mergeco Limited
A.C.N.	119 985 590

- Attach this form to the share buy-back documents to be lodged and use a separate form for each share buy-back lodgment requirement.

Type of share buy-back

(tick the appropriate box)

☐ Employee share scheme over 10/12 limit
☐ On-Market over 10/12 limit
☐ Equal access scheme within 10/12 limit
☐ Equal access scheme over 10/12 limit
☒ Selective Buy-back

RECEIVED 2006 OCT 16 A 11:27 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shareholders meeting [S.257C(3), S.257D(3)]

Proposed date of meeting (not applicable in the case of an Equal access scheme within 10/12 limit).

(d/m/y) 5/10/2006

Documents lodged

(tick box applicable)

☐ Subsection 257C(3) - Shareholder approval if the 10/12 limit exceeded.

Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.

☒ Subsection 257D(3) - Selective buy-back.

Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.

☐ Subsection 257E - Equal access scheme and selective buy-back

Attach documents setting out the terms of the offer and any document that is to accompany the offer.

Note: If a resolution is to be passed by way of a circular to all members which complies with S.249A, an estimated last date for signing the circular can be inserted.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name Patrick McCole capacity Company secretary

sign here [signature] date 08/09/06

377

This is the annexure A of 23 pages referred to in Form 280.

Date: 8/9/06

Signed: [signature]
Patrick McCole

GILBERT + TOBIN

LAWYERS

Alinta Mergeco Limited

ACN 119 985 590

Buy Back

Notice of General Meeting and Information for Shareholders

Meeting to be held on 5 October 2006 at 2pm at Perth

Gilbert + Tobin

2 Park Street
Sydney NSW 2000
Australia

GPO Box 3810
Sydney NSW 2001

T +61 2 9263 4000
F +61 2 9263 4111

DX 10348 SSE

www.gtlaw.com.au

201089860_6

378

Contents

1 Notice of General Meeting

Notice is given that a general meeting of the members of Alinta Mergeco Limited **(Company)** will be held at Perth on 5 October 2006 at 2pm for the purpose of transacting the following business.

(a) Business of the General Meeting

Buy Back Resolution

To consider and, if thought fit, to pass the following resolution as a unanimous resolution of the Company's ordinary shareholders.

"That, for the purposes of section 257D(1)(b) of the Corporations Act 2001 (Cth), the Company approves the terms of the Buy Back Agreement, a copy of which is attached to the Notice of General Meeting which convenes the general meeting at which this resolution is passed."

By order of the Board

Patrick McCole
Company Secretary
1 September 2006

(b) Voting

Majorities required

For the Buy Back Resolution to be passed, it must be approved by a unanimous resolution of the Company's ordinary shareholders.

Appointing a proxy

A member of the Company who is entitled to attend and vote at the meeting may appoint a person as the member's proxy to attend and vote for the member at the meeting. The appointment may specify the proportion or number of votes that the proxy may exercise. If the member is entitled to cast 2 or more votes at the meeting, the member may appoint 2 proxies. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes (any fractions of votes will be disregarded). A proxy need not be a member of the Company. A proxy form accompanies this notice.

Entitlement to vote

The Company has determined that, for the purposes of the General Meeting, all shares in the Company are taken to be held by the persons who held them as registered shareholders 48 hours before the commencement of the meeting. The persons who held the shares at this time are entitled to attend and vote at the meeting.

2 Information Statement

2.1 Introduction

This information statement accompanies the Notice of General Meeting and for the purpose of sections 257D(2) and 257G of the Corporations Act sets out all information known to the Company that is material to the decision how to vote on the resolution set out in the Notice of General Meeting (**Buy Back Resolution**) and a decision to enter into the Buy Back Agreement referred to in that resolution (**Buy Back Agreement**).

2.2 Buy Back

The buy back of all converting energy shares in the Company (**Converting Energy Shares**) contemplated by the Buy Back Agreement (the **Buy Back**) is proposed to be undertaken by the Company in connection with:

(a) the proposed scheme of arrangement under which the Company's subsidiary, Numar Pty Limited (**New Alinta Sub**), will acquire all the issued shares in Alinta Limited (**Alinta**), as detailed in the Scheme Booklet lodged by Alinta with the Australian Securities & Investments Commission (**ASIC**) and registered by ASIC on 29 August 2006 (**Alinta Scheme Booklet**); and

(b) the proposed scheme of arrangement under which MergeCo Sub will acquire all the issued shares in The Australian Gas Light Company (**AGL**), other than the AGL shares already held by Alinta or its related bodies corporate, as detailed in the Scheme Booklet lodged by AGL with ASIC and registered by ASIC on 29 August 2006 (**AGL Scheme Booklet**).

If the AGL Scheme is approved by AGL shareholders, confirmed by the Court and implemented, AGL shareholders will receive a fraction of an ordinary share in the Company (calculated in accordance with the AGL Scheme of Arrangement) and 1 Converting Energy Share for each of their AGL ordinary shares.

The terms of issue of the Converting Energy Shares provide that upon the issue and allotment of the Converting Energy Shares, the Company will be taken to have agreed to buy and each holder of Converting Energy Shares will be taken to have agreed to sell his or her Converting Energy Shares on the terms and subject to the conditions contained in the Buy Back Agreement and the Company and each holder of Converting Energy Shares will be taken to have entered into the Buy Back Agreement.

The constitution of the Company provides that each holder of an ordinary share in the Company consents to and approves the Buy Back.

2.3 Information

The Alinta Scheme Booklet and the AGL Scheme Booklet contain all of the information known to the Company that is material to the decision of the Company's shareholders on how to vote on the Buy Back Resolution and a decision to enter into the Buy Back Agreement. Except as set out in the "Important Notice" section of the Alinta Scheme Booklet, the Alinta Scheme Booklet has been prepared by Alinta, and Alinta and the directors of Alinta are responsible for the information contained in the Alinta Scheme Booklet.

Except as set out in the "Important Information" section of the AGL Scheme Booklet, the AGL Scheme Booklet has been prepared by AGL, and AGL and the directors of AGL are responsible for the information contained in the AGL Scheme Booklet.

Section 8 of the AGL Scheme Booklet sets out the taxation implications of the Buy Back.

The Company's shareholders may obtain a copy of the Alinta Scheme Booklet and the AGL Scheme Booklet by contacting ASIC. Alternatively, copies of these documents may be obtained from the website of the Australian Stock Exchange Limited, www.asx.com.au.

3 Buy Back Agreement

Buy Back Agreement

Alinta Mergeco Limited

ACN 119 985 590

Each Converting Shareholder

AGL Energy Limited

ACN 115 061 375

Ref: KYL:NAT:03-1377-9551

CONTENTS

BUY BACK AGREEMENT

DATE

PARTIES

Alinta Mergeco Limited ACN 119 985 590 of Level 7, 1 William Street, Perth, Western Australia, 6000 (the **Company**)

Each Converting Shareholder

AGL Energy Limited ACN 115 061 375 of 72 Christie Street, St Leonards, New South Wales, 2065 (**AGL Energy**)

RECITALS

A. The Constitution of the Company provides that the Company and the Converting Shareholders will be taken to have entered into this agreement upon the issue and allotment of the Converting Energy Shares to the Converting Shareholders.

B. This agreement sets out the terms and conditions upon which the Company will buy back and the Converting Shareholders will sell the Converting Energy Shares.

C. The Company has agreed to procure the allotment and issue of AGL Energy Shares and AGL Energy has agreed to allot and issue AGL Energy Shares to Converting Shareholders as the Buy Back Consideration.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

The following definitions apply in this document.

(a) which is defined in the Dictionary in Schedule 1 (**Dictionary**), has the meaning given to it in the Dictionary;

(b) which is defined in the Merger Implementation Agreement but is not defined in the Dictionary, has the meaning given to it in the Merger Implementation Agreement;

(c) which is defined in the Corporations Act, but is not defined in the Dictionary or in the Merger Implementation Agreement, has the meaning given to it in the Corporations Act; and

(d) which is defined in the GST Law, but is not defined in the Dictionary, the Merger Implementation Agreement or the Corporations Act, has the meaning given to it in the GST Law.

1.2 Interpretation

The interpretation clause in Schedule 1 (**Dictionary**) sets out rules of interpretation for this agreement.

2. AGREEMENT TO BUY BACK CONVERTING ENERGY SHARES

2.1 Buy back of Converting Energy Shares

Each Converting Shareholder agrees to sell and the Company agrees to purchase on the Transaction Implementation Date all of the Converting Energy Shares in respect of which the Converting Shareholder is registered as the holder in the register of members of the Company on the Buy Back Record Date, on the terms and subject to the conditions set out in this agreement.

2.2 Title and property

Title to and property in the Converting Energy Shares remains with the Converting Shareholder until the allotment and issue of the Buy Back Consideration on the Transaction Implementation Date, and passes to the Company at that time.

2.3 Buy Back Consideration

The consideration to be provided under the Buy Back is the allotment and issue by AGL Energy of one AGL Energy Share for each Converting Share in respect of which the Converting Shareholder is registered as the holder in the register of members of the Company on the Buy Back Record Date.

2.4 Entry in the Company's CE Share Capital Account

The Company will debit the Buy Back Consideration against the CE Share Capital Account.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent to Buy Back

The obligations of the parties under this agreement are subject to the satisfaction of each of the following conditions precedent either before the date of this agreement or by the Sunset Date:

(a) **Shareholder approval**: That the ordinary shareholders of the Company pass a unanimous resolution for the purposes of section 257D(1)(b) of the Corporations Act approving the terms of this agreement.

(b) **Schemes Effective**: That the AGL Scheme and the Alinta Scheme become Effective.

(c) **Issue of Converting Energy Shares**: That the Company issues the Converting Energy Shares pursuant to the AGL Scheme.

(d) **ASX – AGL Energy**: That ASX approves the admission of AGL Energy to the official list of ASX, and grants permission for official quotation of the AGL Energy

Shares on ASX, conditional upon the Court approving the AGL Scheme and the Alinta Scheme pursuant to section 411(4)(b) of the Corporations Act and to such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) that are acceptable to AGL and AGL Energy.

3.2 **Best endeavours**

To the extent within their control and subject to the terms of this agreement, each of the Company and AGL Energy agrees to use its best endeavours to procure that each of the conditions precedent in clause 3.1 is satisfied either before the date of this agreement or by the Sunset Date.

4. AGL PAYMENT OBLIGATION

The Company will procure that immediately after the Converting Energy Shares are bought back on the Transaction Implementation Date, AGL issues to AGL Energy a promissory note (**AGL Promissory Note**) having a face value of an amount equal to the Procurement Amount as consideration for the allotment and issue to the Converting Shareholders of AGL Energy Shares which will constitute the Buy Back Consideration.

5. ALLOTMENT AND ISSUE OF BUY BACK CONSIDERATION

(a) Immediately following the receipt of the AGL Promissory Note under clause 4, AGL Energy will allot and issue AGL Energy Shares to the Converting Shareholders as the Buy Back Consideration in accordance with the AGL Energy Deed Poll.

(b) As soon as practicable after the Transaction Implementation Date, AGL Energy will procure the issue and dispatch to Converting Shareholders of CHESS holding statements in the name of each Converting Shareholder in respect of the AGL Energy Shares to which they are entitled under the Buy Back by prepaid post to the Converting Shareholder at their registered address, in accordance with the ASTC Settlement Rules and the Listing Rules. In the case of joint holders of shares, a CHESS holding statement will be issued and dispatched to the holder whose name appears first in the register of members of the Company on the Buy Back Record Date.

6. INELIGIBLE OVERSEAS AGL SHAREHOLDERS

6.1 **Acknowledgement**

The parties acknowledge that the Converting Energy Shares which the Nominee holds on the Buy Back Record Date (**Nominee Shares**) are held by the Nominee pursuant to the AGL Scheme on behalf of the Ineligible Overseas AGL Shareholders.

6.2 **Nominee sale**

AGL Energy agrees to procure that the Nominee effects:

(a) the sale of the AGL Energy Shares which are issued to the Nominee upon the buy back of the Nominee Shares, such sale to occur as soon as reasonably practicable

but in any event not more than 20 Business Days after the Transaction Implementation Date; and

(b) the payment to each Ineligible Overseas AGL Shareholder of an amount equal to the average net proceeds of sale (after deduction of any applicable brokerage, taxes and charges) of all AGL Energy Shares sold in accordance with clause 6.2(a) multiplied by the number of AGL Energy Shares which were issued to the Nominee on behalf of that Ineligible Overseas AGL Shareholder as the Buy Back Consideration.

6.3 **Appointment of Nominee**

AGL Energy and the Company must procure that AGL and Alinta appoint the Nominee at least two weeks prior to the AGL Scheme Meeting.

7. TRANSACTION IMPLEMENTATION DATE

On the Transaction Implementation Date, the parties will procure:

(a) that the Buy Back is completed; and

(b) that AGL Energy Shares are allotted and issued to the Converting Shareholders as the Buy Back Consideration in accordance with this agreement.

8. TERMS OF ISSUE

The AGL Energy Shares issued to the Converting Shareholders as Buy Back Consideration will upon issue rank equally in all respect with all other AGL Energy Shares then on issue.

9. EFFECT OF BUY BACK ON CONVERTING ENERGY SHARES

Pursuant to section 257H of the Corporations Act:

(a) all rights attaching to the Converting Energy Shares will be suspended when this agreement is entered into. The suspension will be lifted if this agreement is terminated;

(b) the Company is prohibited from dealing in the Converting Energy Shares it buys back; and

(c) immediately after the registration of the transfer to the Company of the Converting Energy Shares, those shares will be cancelled.

10. COMPANY WARRANTIES

The Company represents and warrants that:

(a) it is an existing corporation registered under the laws of its place of incorporation;

(b) the execution and delivery of this agreement by the Company has been properly authorised by all necessary corporate action and the Company has full corporate

power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement; and

(c) subject to laws generally affecting creditors' rights and the principles of equity, this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under the Company's Constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which the Company or any of its Subsidiaries is a party or to which they are bound (except those breaches or defaults as would not have a material adverse effect on the consolidated financial position of the Company).

11. AGL ENERGY WARRANTIES

AGL Energy represents and warrants that:

(a) it is an existing corporation registered under the laws of its place of incorporation;

(b) the execution and delivery of this agreement by AGL Energy has been properly authorised by all necessary corporate action and AGL Energy has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement; and

(c) subject to laws generally affecting creditors' rights and the principles of equity, this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under AGL Energy's Constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which AGL Energy or any of its Subsidiaries is a party or to which they are bound (except those breaches or defaults as would not have a material adverse effect on the consolidated financial position of AGL Energy).

12. NOTICES

12.1 Form

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications (**Notices**) in connection with this agreement must be in writing, signed by an Authorised Officer of the sender and marked for the attention of the person identified in clause 12.7 or, if the recipient has notified otherwise, then marked for attention in the last way notified.

12.2 Delivery

Notices must be:

(a) left at the address set out or referred to in clause 12.7;

(b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in clause 12.7;

(c) sent by fax to the fax number set out or referred to in clause 12.7; or

(d) given in any other way permitted by law.

12.3 **When effective**

Notices take effect from the time they are received unless a later time is specified.

12.4 **Deemed receipt - postal**

If sent by post, Notices are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

12.5 **Deemed receipt – fax**

If sent by fax, Notices are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

12.6 **Deemed receipt – general**

Despite clauses 12.4 and 12.5, if Notices are received after 5.00 p.m. in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00 a.m. on the next Business Day.

12.7 **Details for Notices**

Notices must be given to the address specified in this agreement or as otherwise notified from time to time.

Party	Address	Fax No	Attention
AGL Energy	72 Christie Street, St Leonards, NSW	(02) 9921 2552	Company Secretary
Alinta Mergeco Limited	Level 39 101 Collins Street, Melbourne Vic 3000	(03) 9679 3111	Marie McDonald

13. GENERAL

13.1 **Further acts**

Up to and including the Transaction Implementation Date, each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this agreement.

13.2 **Stamp duty**

The parties acknowledge and agree for the avoidance of any doubt that clause 33.2 of the Merger Implementation Agreement will govern the parties' obligations in respect of stamp duty arising under or in connection with this agreement and the transactions contemplated by this agreement.

13.3 Expenses

Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement.

13.4 Governing law

This agreement is governed by the law in force in Victoria.

13.5 Jurisdiction

(a) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria and the Federal Court of Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this agreement.

(b) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within clause 13.5(a).

13.6 Amendments

This agreement may only be varied by a document signed by or on behalf of each of the parties.

13.7 Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of the other parties.

13.8 Entire agreement

To the extent permitted by law, in relation to the subject matter of this agreement, this agreement and the Transaction Documents:

(a) embody the entire understanding of the parties and constitute the entire terms agreed upon between the parties; and

(b) supersede any prior agreement (whether or not in writing) between the parties.

13.9 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

(b) Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

393

13.10 No merger

The rights and obligations of the parties will not merge on completion of any transaction under this agreement.

13.11 GST

(a) Notwithstanding any other provision of this agreement, if any amount payable, whether pursuant to an indemnity or otherwise, under or in connection with this agreement is calculated by reference to a cost, expense, liability, loss or amount paid or incurred by a party to this agreement, that cost, expense, liability, loss or amount will be reduced by an amount equal to any Input Tax Credits to which that party is entitled in respect of that cost, expense, liability, loss or amount.

(b) If GST becomes payable by the supplier on any supply it makes under or in connection with this agreement:

(i) any amount payable or consideration to be provided under or in connection with this agreement for that supply (**Agreed Amount**) is exclusive of GST unless expressly stated to be GST inclusive;

(ii) if the Agreed Amount is not expressed to be GST inclusive, an additional amount equal to the GST payable on the supply will be payable by the party providing consideration for that supply (**Consideration Provider**), and the additional amount so calculated shall be payable at the same time, in cash and otherwise in the same manner as for the Agreed Amount; and

(iii) the supplier will provide a tax invoice to the recipient in respect of that supply, no later than the time at which the Agreed Amount for that supply is to be provided under this agreement.

(c) Without limiting the generality of the expression, a supply under or in connection with this agreement includes any supply made for a consideration comprising any payment made or other consideration provided to the supplier pursuant to any indemnity under this agreement.

(d) If, for any reason, the GST payable by the supplier in respect of a supply it makes under this agreement (incorporating any increasing adjustments or decreasing adjustments relating to that supply) varies from the additional amount it has received from the Consideration Provider under clause 13.11(b) in respect of that supply (incorporating any previous adjustments to that amount under this paragraph), the additional amount will be adjusted accordingly. The supplier will, in the case of a refund or credit, as soon as practicable after the refund has been received from the ATO or where there is no refund, the credit has been offset against another GST or Tax liability, provide a refund or credit to the Consideration Provider. Where a further additional amount is payable, the supplier will be entitled to receive the amount of this variation from the Consideration Provider within seven days of notifying the Consideration Provider in writing of the adjustment. The supplier will issue an adjustment note to the recipient in respect of a supply within 14 days after becoming aware of an adjustment event occurring and in any case prior to making any demand for payment by the Consideration Provider. 394

(e) If the Consideration Provider is dissatisfied with any calculation to be made by the supplier under this clause, the Consideration Provider may, either at the expense of the supplier in the case of manifest error by the supplier or a failure by the supplier to exercise its duty of care, or in any other case at its own expense, and after notifying the supplier accordingly, refer the matter to an independent expert nominated by the President of the Institute of Chartered Accountants for expert determination, which will be final and binding on all parties. The expert will act as an expert and not as an arbitrator and will take into account the terms of this agreement, the matters required to be taken into account by the supplier under this clause and any other matter considered by the expert to be relevant to the determination.

(f) Terms used in this clause 13.11 that are not defined in this agreement have any meaning used in the GST Act.

(g) Any reference in this clause 13.11 to GST payable by the supplier includes any Australian GST payable by the representative member of any GST group of which the supplier is a member.

(h) Any reference in this clause 13.11 to any Input Tax Credit to which a party is entitled includes any Input Tax Credit to which the representative member of any GST group of which the party is a member is entitled.

(i) For the avoidance of doubt, this clause 13.11 does not apply to any supply made under or in connection with a Transaction Document. Any such supply will be governed by the provisions relating to GST, if any, in that Transaction Document.

395

SCHEDULE 1

DICTIONARY

1. **DICTIONARY**

In this deed:

AGL means The Australian Gas Light Company ACN 052 167 405 of 72 Christie Street, St Leonards, New South Wales, 2065.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Promissory Note has the meaning given to that term in clause 4.

Alinta means Alinta Limited ACN 087 857 001 of Level 7, 1 William Street, Perth, Western Australia 6000.

Buy Back means the buy back by the Company of all Converting Energy Shares on the terms set out in this agreement.

Buy Back Agreement means this agreement.

Buy Back Consideration means the consideration specified in clause 2.3.

CE Share Capital Account means the separate share capital account that the Company is obliged to maintain in relation to the Converting Energy Shares.

Company means Alinta Mergeco Limited ACN 119 985 590 of Level 7, 1 William Street, Perth, Western Australia, 6000.

Converting Energy Shares means fully paid converting energy shares issued in the capital of the Company.

Converting Shareholder means a holder of Converting Energy Shares as registered in the register of members of the Company on the Buy Back Record Date.

Merger Implementation Agreement means the agreement of that name between the Company, AGL, Alinta and AGL Energy dated 22 June 2006.

Nominee has the meaning given to that term in the AGL Scheme and the Alinta Scheme (which is the same person in each case).

Nominee Shares has the meaning given to that term in clause 6.1.

Procurement Amount has the meaning given to that term in the Transaction Implementation Deed.

Transaction Document has the meaning given to that term in the Merger Implementation Agreement.

396

Transaction Implementation Deed means the agreement of that name between AGL, Alinta, the Company, AGL Energy and Numar Pty Limited ACN 118 926 131 dated 22 June 2006.

2. INTERPRETATION

In this agreement the following rules of interpretation apply unless the contrary intention appears:

(a) headings are for convenience only and do not affect the interpretation of this agreement;

(b) the singular includes the plural and vice versa;

(c) words that are gender neutral or gender specific include each gender;

(d) where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings;

(e) the words 'such as', 'including', 'particularly' and similar expressions are not used as, nor are intended to be, interpreted as words of limitation;

(f) a reference to:

(i) a person includes a natural person, partnership, joint venture, government agency, association, corporation or other body corporate;

(ii) a thing (including, but not limited to, a chose in action or other right) includes a part of that thing;

(iii) a party includes its successors and permitted assigns;

(iv) a document includes all amendments or supplements to that document;

(v) a clause, term, party, schedule or attachment is a reference to a clause or term of, or party, schedule or attachment to this agreement;

(vi) this agreement includes all schedules and attachments to it;

(vii) a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity and is a reference to that law as amended, consolidated or replaced;

(viii) an agreement other than this agreement includes an undertaking, or legally enforceable arrangement or understanding, whether or not in writing; and

(ix) a monetary amount is in Australian dollars;

(g) an agreement on the part of two or more persons binds them jointly and severally;

(h) when the day on which something must be done is not a Business Day, that thing must be done on the following Business Day;

397

(i) in determining the time of day, where relevant to this agreement, the relevant time of day is:

(i) for the purposes of giving or receiving notices, the time of day where a party receiving a notice is located; or

(ii) for the purposes of giving or receiving notices, the time of day where a party receiving a notice is located; or

(j) no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this agreement or any part of it.

398

EXECUTED as a deed.

SIGNED, SEALED and **DELIVERED** for **Alinta Mergeco Limited** ACN 119 985 590 under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

SIGNED, SEALED and **DELIVERED** for **AGL Energy Limited** ACN 115 061 375 under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

4 Proxy Form

ALINTA MERGECO LIMITED

ACN 119 985 590

PROXY FORM – GENERAL MEETING

I, ______________________________
(please print)

of ______________________________
(please print)

being a member of the Company appoint:

Name of proxy: ______________________________

Address of proxy: ______________________________

or failing him or her the chair of the meeting as my proxy to vote on my behalf at the General Meeting of the Company, to be held at 2pm (WST) on 5 October 2006 and any adjournment of that meeting.

If 2 proxies are being appointed, the proportion of voting rights that this proxy is authorised to exercise is __________%. The Company will supply an additional form on request.

Proxy Instructions

If you wish to instruct your proxy how to vote, insert X in the appropriate column against each item of business set out below. Otherwise your proxy may vote as he or she thinks fit or abstain from voting.

I instruct my proxy to vote as follows on the resolution set out in the Notice of General Meeting:

BUSINESS	FOR	AGAINST
Buy Back Resolution Approval of the terms of the Buy Back Agreement		

Please return this form to the Company by no later than 48 hours before the commencement of the General Meeting:

(i) by fax: 61 8 9323 2033; or

(ii) by post: Level 7, 1 William Street, Perth, WA 6000.

Appointing a proxy

A member of the Company who is entitled to attend and vote at the meeting may appoint a person as the member's proxy to attend and vote for the member at the meeting. The appointment may specify the proportion or number of votes that the proxy may exercise. If the member is entitled to cast 2 or more votes at the meeting, the member may appoint 2 proxies. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes (any fractions of votes will be disregarded). A proxy need not be a member of the Company. A proxy form accompanies this notice.

Entitlement to vote

The Company has determined that, for the purposes of the General Meeting, all shares in the Company are taken to be held by the persons who held them as registered shareholders 48 hours before the commencement of the meeting. The persons who held the shares at this time are entitled to attend and vote at the meeting.

400

4

Australian Securities & Investments Commission

RECEIVED
2006 OCT 16 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AUSTRALIAN SECURITIES

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Alinta MergeCo Limited

ACN/ABN: 119 985 590

Corporate key:

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Patrick McCole C/- Alinta Limited

IPC
14 SEP 2006

ASIC registered agent number (if applicable):

Telephone number: (08) 9486 3760

Postal address: GPO Box W2030
PERTH WA 6846

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Patrick McCole

Capacity
☐ Director
☒ Company secretary

Signature: [signature]

Date signed: 12 / 09 / 06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable):

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address):

Street number and Street name: 6 Fern Street

Suburb/City: Randwick

State/Territory: New South Wales

Postcode: 2031

Country (if not Australia):

Date of change
For members' address changes, use the date of change to the members' register

Date of change: 1 7 / 0 8 / 0 6 [D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following – registered office, principal place of business, etc.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes
☐ no

If no, name of occupier:

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1
Family name: Casamento
Given names: Robert Anthony
Date of birth: 2 9 / 0 7 / 4 3 [D D] [M M] [Y Y]
Place of birth (town/city): Sydney
(state/country): New South Wales

2
Family name:
Given names:
Date of birth: __ __ / __ __ / __ __ [D D] [M M] [Y Y]
Place of birth (town/city):
(state/country):

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1
Family name:
Given names:

2
Family name:
Given names:

When a member is a company, not a person

Company name (only if a member):

ACN/ARBN/ABN:

Country of incorporation (if not Australia):

403

BLAKE DAWSON WALDRON

LAWYERS

Constitution of Alinta Mergeco Limited

ACN 119 985 590

Level 39
101 Collins Street
Melbourne Vic 3000
Telephone: (03) 9679 3000
Fax: (03) 9679 3111

11 August 2006
Ref: 03-1377-9551

405

CONTENTS

CONSTITUTION OF ALINTA MERGECO LIMITED
ACN 119 985 590

1. PRELIMINARY

1.1 Replaceable rules

The replaceable rules referred to in section 141 do not apply to the Company and are replaced by the rules set out in this document.

1.2 Definitions

The following definitions apply in this document.

Act means the *Corporations Act 2001* (Cth).

Alternate means an alternate Director appointed under rule 4.1.

Appointor in relation to an Alternate, means the Director who appointed the Alternate.

Approved Fees for a Director (other than an Executive Director), means fees, salary, bonuses, fringe benefits and superannuation contributions provided by the Company, but does not include:

(a) a payment made as compensation for loss of office or in connection with retirement from office (which includes resignation from office and death while in office);

(b) an insurance premium paid by the Company or indemnity under rule 11; or

(c) any additional amount paid under rule 10.3 or an amount paid under rule 10.4.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of ASTC and, to the extent that they are applicable, the operating rules of each ASX and Australian Clearing House Pty Limited (ABN 48 001 314 503).

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Board means the Directors acting collectively under this document.

business day has the meaning given by the Listing Rules.

Buy Back means the buy back by the Company of all converting energy shares in accordance with the Buy Back Agreement attached in schedule 3.

Called Amount in respect of a share means:

(a) the amount of a call on that share which is due and unpaid; and

(b) any amount the Board requires a member to pay under rule 25.7.

Company means the company named at the beginning of this document whatever its name is for the time being, Alinta Mergeco Limited, ACN 119 985 590.

Director means a person who is, for the time being, a director of the Company including, where appropriate, an Alternate.

dividend includes bonus.

Executive Director means a Director who is an employee of the Company or a subsidiary or acts in an executive capacity for the Company or a subsidiary under a contract for services and includes a Managing Director.

Interest Rate means, in respect of each rule in which that term is used:

(a) the rate for the time being prescribed by the Board in respect of that rule; or

(b) if no rate is prescribed, 15% each year.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Managing Director means a managing director appointed under rule 7.1.

member means a person whose name is entered in the Register as the holder of a share.

ordinary resolution means a resolution passed at a meeting of members by a majority of the votes cast by members entitled to vote on the resolution.

Proposal means a proposal for Stapling or a proposal for cessation of Stapling.

See sections 168 and 169 and the Listing Rules

Register means the register of members kept as required by sections 168 and 169 and includes a computerised or electronic subregister established and administered under the ASTC Settlement Rules.

Responsible Body of a Stapling Entity includes the board and any responsible Entity for that Stapling Entity.

Secretary means, during the term of that appointment, a person appointed as a secretary of the Company in accordance with this document.

Security means a security or financial product in each case as defined in the Act.

special resolution has the meaning given by section 9..

Staple means, in respect of a Security, to issue that Security on the basis that or give notice in respect of that Security that it is not able to be transferred or dealt with unless transferred or dealt with together with the a specified Security and **Stapling** has a corresponding meaning.

Stapled Security means Securities that are Stapled.

Stapling Entities means each of the Company, and any trustee or responsible entity of any trust or managed investment scheme, company or entity that has issued Securities that are or are to be Stapled to Securities issued by the Company.

Transaction has the meaning given to it in the Transaction Implementation Deed dated 22 June 2006 between, among others, Alinta Limited ACN 087 857 001, The Australian Gas Light Company ACN 052 167 405, AGL Energy Limited ACN 115 061 375, Numar Pty Ltd ACN 118 926 131 and the Company.

Unmarketable Parcel means a parcel of shares of a single class registered in the same name or the same joint names which is less than:

(a) the number that constitutes a marketable parcel of shares of that class under the Listing Rules; or

(b) subject to the Act, the Listing Rules and the ASTC Settlement Rules, any other number determined by the Board from time to time.

Voting Member in relation to a general meeting, or meeting of a class of members, means a member who has the right to be present and to vote on at least one item of business to be considered at the meeting.

1.3 Interpretation of this document

Headings and marginal notes are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation), the Listing Rules or the ASTC Settlement Rules is to that legislation or those rules as:

(A) amended, modified or waived in relation to the Company; or

(B) re-enacted, amended or replaced,

and includes any subordinate legislation or rules issued under that legislation or those rules;

(ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(iv) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural, and vice versa.

(c) A word which suggests one gender includes the other genders.

(d) If a word is defined, another part of speech has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The word **agreement** includes an undertaking or other binding arrangement or understanding, whether or not in writing.

(g) A power to do something includes a power, exercisable in the like circumstances, to revoke or undo it.

(h) A reference to a power is also a reference to authority or discretion.

(i) A reference to something being **written** or **in writing** includes that thing being represented or reproduced in any mode in a visible form.

(j) A word (other than a word defined in rule 1.2) which is defined by the Act has the same meaning in this document where it relates to the same matters as the matters for which it is defined in the Act.

(k) A reference to a Chapter, Part, Division, or section is a reference to a Chapter, Part, Division or section of the Act.

2. LISTING RULES

See Listing Rules 1.1 condition 2 and 15.11

If the Company is admitted to an official list of ASX, it must comply with the following:

(a) notwithstanding anything contained in this document, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this document prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this document to contain a provision and it does not contain such a provision, this document is deemed to contain that provision;

(e) if the Listing Rules require this document not to contain a provision and it contains such a provision, this document is deemed not to contain that provision; and

(f) if any provision of this document is or becomes inconsistent with the Listing Rules, this document is deemed not to contain that provision to the extent of the inconsistency.

3. DIRECTORS

3.1 Number of Directors

The Board may decide the number of Directors (not counting Alternates) but that number must be at least:

(a) 4; or

(b) the number of Directors (not counting Alternates) in office when the decision is made,

(whichever is greater).

3.2 Eligibility

A Director need not be a member. Neither the auditor of the Company for the time being nor any partner, director or employee of the auditor is eligible to act as a Director.

3.3 Appointment by the Board

Replaces section 201H

Subject to this document, section 201E and to the number of Directors for the time being fixed under rule 3.1 not being exceeded, the Board may appoint a person to be a Director at any time except during a general meeting. Any Director so appointed automatically retires at the next annual general meeting and is eligible for election by that general meeting.

3.4 Election by general meeting

Replaces section 201G

Subject to this document, section 201E and to the number of Directors for the time being fixed under rule **3.1** not being exceeded, the Company may elect Directors by ordinary resolution.

3.5 Eligible candidates

The Company in general meeting cannot validly elect a person as a Director unless:

(a) the person retires under rule 3.3 or 3.6 and seeks re-election;

(b) the Board recommends the appointment; or

See Listing Rule 14.3

(c) at least the requisite number of business days before the date of the meeting at which election is to occur, the Company receives at its registered office both:

(i) a nomination of the person by a member (who may be the person); and

(ii) a consent to act as a Director signed by the person.

For the purpose of this rule, the requisite number of business days is 35 business days (or, in the case of a meeting that members have requested the Directors to call, 30 business days), or such other number as the Board may fix (subject to the Listing Rules) and notify to ASX from time to time.

The Company must notify members of every candidate for election as a Director with the notice of meeting.

3.6 **Retirement of Directors**

(a) A Director must retire from office at the third annual general meeting after the Director was elected or last re-elected.

(b) A Director may elect to retire and seek re-election at an annual general meeting before the time required by rule 3.6(a), provided at least 45 business days (or any other period as the Board may determine) before the annual general meeting the Director has given the Board notice of their intention to do so. If the Director gives such a notice, the Director must then retire from office at the relevant annual general meeting.

(c) An election of Directors must be held at each annual general meeting. If no election of Directors is scheduled to occur at an annual general meeting under rule 3.3, 3.6(a) or 3.6(b), then one Director must retire from office at the annual general meeting.

(d) None of rules 3.6(a), 3.6(b) and 3.6(c) applies to the Managing Director (or if there is more than one Managing Director, the one (if any) nominated under rule 7.3(a)) and Alternates.

(e) A Director who retires under this rule 3.6 is eligible for re-election.

3.7 **Selection of Directors to retire**

Subject to rule 3.4, the Director who retires under rule 3.6(c) is the Director who has held office the longest since last being elected or appointed. If 2 or more Directors have been in office for the same period, those Directors may agree which of them will retire. If they do not agree, they must draw lots to decide which of them must retire.

3.8 **Time of retirement**

A Director's retirement under rule 3.3 or 3.6 takes effect at the end of the relevant annual general meeting unless the Director is re-elected at that meeting.

3.9 **Cessation of Director's appointment**

A person automatically ceases to be a Director if the person:

(a) is not permitted by the Act (or an order made under the Act) to be a director;

(b) becomes disqualified from managing corporations under Part 2D.6 and is not given permission or leave to manage the Company under section 206F or 206G;

(c) becomes of unsound mind or physically or mentally incapable of performing the functions of that office;

(d) fails to attend (either personally or by an Alternate) 3 consecutive Board meetings (not including meetings of a committee of the Board) without leave of absence from the Board;

Rule 3.9(e) replaces section 203A

(e) resigns by notice in writing to the Company;

(f) is removed from office under rule 3.10;

(g) ceases to be eligible to act as a Director under rule 3.2; or

(h) is a Managing Director and ceases to hold that office.

3.10 Removal from office

Whether or not a Director's appointment was expressed to be for a specified period:

(a) the Company by ordinary resolution; or

(b) members holding a majority of the issued shares of the Company conferring the right to vote, by writing delivered to the Company,

may remove a Director from office.

The powers to remove a Director under this rule are in addition to section 203D.

3.11 Too few Directors

If the number of Directors is reduced below the minimum required by rule 3.1, the continuing Directors may act as the Board only:

(a) to appoint Directors up to that minimum number;

(b) to convene a meeting of members; and

(c) in emergencies.

4. ALTERNATE DIRECTORS

4.1 Appointment of Alternates

Replaces section 201K

Subject to rule 3.2, a Director (other than an Alternate) may appoint a person who is approved by the Board (without the vote of the Appointor) to act as Alternate for a specified period or each time the Appointor is unable to attend a Board meeting or act as a Director.

4.2 Notice of Board meetings

If the Appointor requests the Company to give the Alternate notice of Board meetings, the Company must do so. Unless the Appointor has requested it, the Company need not give notice of Board meetings to an Alternate.

4.3 **Obligations and entitlements of Alternates**

An Alternate:

(a) may attend and vote in place of the Appointor at a Board meeting at which the Appointor is not present;

(b) if also a Director, has a separate right to vote as Alternate;

(c) if Alternate for more than one Appointor, has a separate right to vote in place of each Appointor;

(d) when acting as Alternate, is an officer of the Company and subject to all the duties, and entitled to exercise all the powers and rights, of the Appointor as a Director; and

(e) is entitled to reasonable travelling, accommodation and other expenses incurred in attending meetings of the Board or of the Company or while otherwise engaged on the business of the Company on the same basis as other Directors but is not entitled to any other remuneration from the Company (but the Appointor may further remunerate the Alternate).

4.4 **Termination of appointment**

The Appointor may at any time revoke the appointment of a person as an Alternate whether or not that appointment is for a specified period. Any appointment of an Alternate immediately ceases if:

(a) the Appointor ceases to be a Director; or

(b) an event occurs which would cause the Alternate to cease to be a Director under rule 3.9 if the Alternate were a Director.

4.5 **Appointments and revocations in writing**

The Appointor must appoint, and revoke the appointment of, any Alternate in writing. The appointment or revocation is not effective until a copy is provided to the Company.

5. POWERS OF THE BOARD

5.1 **Powers generally**

Replaces section 198A

Except as otherwise required by the Act, any other applicable law, the Listing Rules or this document, the Board:

(a) has power to manage the business of the Company; and

(b) subject to rule 5.3, may exercise every right, power or capacity of the Company to the exclusion of the Company in general meeting and the members.

5.2 **Exercise of powers**

A power of the Board can be exercised only:

(a) by resolution passed at a meeting of the Board or otherwise in accordance with rule 12; or

(b) in accordance with a delegation of the power under rule 7 or 8.

5.3 Sale of main undertaking

Unless otherwise permitted by the Listing Rules or the Act, the Board must not sell or dispose of the main undertaking of the Company unless the decision is ratified by the Company in general meeting.

6. EXECUTING NEGOTIABLE INSTRUMENTS

Replaces section 198B

The Board must decide the manner (including the use of facsimile signatures if thought appropriate) in which negotiable instruments can be executed, accepted or endorsed for and on behalf of the Company. The Company may execute, accept, or endorse negotiable instruments only in the manner for the time being decided by the Board.

7. MANAGING DIRECTOR

7.1 Appointment and power of Managing Director

Replaces sections 198C and 201J

The Board may appoint one or more persons to be a Managing Director either for a specified term (but not for life) or without specifying a term. Subject to this document, a Managing Director has all the duties, and can exercise all the powers and rights, of a Director.

The Board may delegate any of the powers of the Board to a Managing Director:

(a) on the terms and subject to any restrictions the Board decides; and

(b) so as to be concurrent with, or to the exclusion of, the powers of the Board,

and may revoke the delegation at any time.

This rule does not limit rule 8.

7.2 Retirement and removal of Managing Director

Subject to rule 7.3, a Managing Director is not:

(a) subject to automatic retirement under rule 3.3; or

(b) required to retire under rule 3.6,

but (subject to any contract between the Company and that Managing Director) is otherwise subject to the same rules regarding resignation, removal and retirement from office as the other Directors.

7.3 Multiple Managing Directors

If there are 2 or more Managing Directors at the same time:

(a) the Board may nominate one of them as the Managing Director to be exempted from retirement under rules 3.3 and 3.6 and may revoke the nomination at any time;

(b) if a Managing Director has been nominated under rule 7.3(a) and the Board later nominates a different Managing Director under that rule, the one first nominated must retire at the next annual general meeting after the later nomination; and

(c) if none of them is the subject of a current nomination under rule 7.3(a), each of them must retire as required by rule 3.6.

7.4 Termination of appointment of Managing Director

Replaces section 203F

The appointment of a Managing Director terminates if:

(a) the Managing Director ceases for any reason to be a Director; or

(b) the Board removes the Managing Director from the office of Managing Director (which, without affecting the rights of the Managing Director under any contract between the Company and the Managing Director, the Board has power to do),

whether or not the appointment was expressed to be for a specified term.

8. DELEGATION OF BOARD POWERS

8.1 Power to delegate

The Board may delegate any of its powers as permitted by section 198D.

8.2 Power to revoke delegation

The Board may revoke a delegation previously made whether or not the delegation is expressed to be for a specified period.

8.3 Terms of delegation

A delegation of powers under rule 8.1 may be made:

(a) for a specified period or without specifying a period; and

(b) on the terms (including power to further delegate) and subject to any restrictions the Board decides.

A document of delegation may contain the provisions for the protection and convenience of those who deal with the delegate that the Board thinks appropriate.

8.4 Proceedings of committees

Subject to the terms on which a power of the Board is delegated to a committee, the meetings and proceedings of committees are, to the greatest extent practical, governed by the rules of this document which regulate the meetings and proceedings of the Board.

9. DIRECTORS' DUTIES AND INTERESTS

9.1 Compliance with duties under the Act

Each Director must comply with sections 180 to 183.

9.2 Director can hold other offices etc

A Director may:

(a) hold any office or place of profit or employment other than that of the Company's auditor or any director or employee of the auditor;

(b) be a member of any corporation (including the Company) or partnership other than the Company's auditor;

(c) be a creditor of any corporation (including the Company) or partnership; or

(d) enter into any agreement with the Company.

9.3 Disclosure of interests

Each Director must comply with section 191.

9.4 Director interested in a matter

Each Director must comply with section 195 in relation to being present, and voting, at a Board meeting that considers a matter in which the Director has a material personal interest. Subject to section 195:

(a) a Director may be counted in a quorum at a Board meeting that considers, and may vote on, any matter in which that Director has an interest;

(b) the Company may proceed with any transaction that relates to the interest and the Director may participate in the execution of any relevant document by or on behalf of the Company;

(c) the Director may retain benefits under the transaction even though the Director has the interest; and

(d) the Company cannot avoid the transaction merely because of the existence of the interest.

If the interest is required to be disclosed under section 191, paragraph (c) applies only if it is disclosed before the transaction is entered into.

9.5 Agreements with third parties

The Company cannot avoid an agreement with a third party merely because a Director:

(a) fails to make a disclosure of an interest; or

(b) is present at, or counted in the quorum for, a Board meeting that considers or votes on that agreement.

9.6 **Obligation of secrecy**

Every Director and Secretary must keep the transactions and affairs of the Company and the state of its financial reports confidential unless required to disclose them:

(a) in the course of duties as an officer of the Company;

(b) by the Board or the Company in general meeting; or

(c) by law or under the Listing Rules.

The Company may require a Director, Secretary, auditor, trustee, committee member or other person engaged by it to sign a confidentiality undertaking consistent with this rule. A Director or Secretary must do so if required by the Company.

10. DIRECTORS' REMUNERATION

10.1 **Remuneration of Executive Directors**

Replaces section 202A

Subject to any contract with the Company and to the Listing Rules, the Board may fix the remuneration of each Executive Director. That remuneration may consist of salary, bonuses or any other elements but must not be a commission on or percentage of profits or operating revenue.

10.2 **Remuneration of non-executive Directors**

The Directors (other than the Executive Directors and those who are Directors only because they are Alternates) are entitled to be paid, out of the funds of the Company, an amount of Approved Fees which:

(a) does not:

(i) in any year exceed in aggregate $1.5 million or such higher amount last fixed by ordinary resolution; or

(ii) consist of a commission on or percentage of profits or operating revenue;. and

(b) is allocated among them:

(i) on an equal basis having regard to the proportion of the relevant year for which each Director held office; or

(ii) as otherwise decided by the Board; and

(c) is provided in the manner the Board decides, which may include provision of non-cash benefits. Subject to the Listing Rules, non cash-benefits may include shares in the Company or options over shares in the Company.

If the Board decides to include non-cash benefits in the Approved Fees of a Director, the Board must also decide the manner in which the value of those benefits is to be calculated for the purposes of this rule.

Approved Fees of a Director are taken to accrue from day to day, except that Approved Fees in the form of a non-cash benefit is taken accrue at the time the benefit is provided to the Director, subject to the terms on which the benefit is provided.

10.3 Additional Remuneration for extra services

If a Director, at the request of the Board and for the purposes of the Company, performs extra services or makes special exertions (including going or living away from the Director's usual residential address), the Company may pay that Director a fixed sum set by the Board for doing so. Remuneration under this rule may be either in addition to or in substitution for any remuneration to which that Director is entitled under rule 10.1 or 10.2.

10.4 Expenses of Directors

The Company must pay a Director (in addition to any remuneration) all reasonable expenses (including travelling and accommodation expenses) incurred by the Director:

(a) in attending meetings of the Company, the Board, or a committee of the Board;

(b) on the business of the Company; or

(c) in carrying out duties as a Director.

10.5 Directors' retirement benefits

Subject to Division 2 of Part 2D.2 and the Listing Rules, the Company may:

(a) agree with a Director or person about to become a Director that, when or after the person dies or otherwise ceases to be a Director, the Company will pay a pension or lump sum benefit to:

  (i) that person; or

  (ii) after that person's death, any of the surviving spouse, dependants or legal personal representatives of that person; or

(b) pay such a pension or lump sum benefit regardless of whether the Company has agreed to do so and regardless of the terms of any agreement.

11. OFFICERS' INDEMNITY AND INSURANCE

11.1 Indemnity

Subject to and so far as permitted by the Act (including section 199A), the *Trade Practices Act 1974* (Cth) and any other applicable law:

(a) the Company must, to the extent the person is not otherwise indemnified, indemnify every Director and may indemnify its auditor against:

(i) a Liability incurred as such a Director or auditor to a person (other than the Company or a related body corporate) including a Liability incurred as a result of appointment or nomination by the Company or a subsidiary of the Company as a trustee or as an officer of another corporation, unless the Liability arises out of conduct involving a lack of good faith; and

(ii) Legal Costs incurred by the Director or auditor; and

(b) the Company may make a payment (whether by way of advance, loan or otherwise) in respect of Legal Costs incurred by a Director or auditor.

In this rule:

(c) **Liability** means a liability of any kind (whether actual or contingent and whether fixed or unascertained) and includes costs, damages and expenses;

(d) **Legal Costs** means costs and expenses incurred:

(i) in defending an action for a Liability incurred as a Director or auditor (as the case may be);

(ii) in connection with any investigation or inquiry by a government agency or a liquidator in relation to the affairs of the Company or a subsidiary of the Company; or

(iii) in defending, resisting or responding to any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government agency, liquidator or otherwise connected with the conduct of the business of the Company (or a subsidiary of the Company) or the discharge of the duties of the Director or auditor (as the case may be).

11.2 Insurance

Subject to the Act and any other applicable law, the Company may enter into, and pay premiums on, a contract of insurance in respect of any person (including a Director).

11.3 Former Directors or auditors

The indemnity in favour of Directors and auditors under rule 11.1 is a continuing indemnity. It applies in respect of all acts done by a person while a Director or auditor of the Company or one of its wholly owned subsidiaries even though the person is not an officer at the time the claim is made.

11.4 Deeds

Subject to the Act, the *Trade Practices Act 1974* (Cth) and any other applicable law, the Company may, without limiting a person's rights under this rule 11, enter into an agreement with a person who is or has been a Director or auditor of the Company or any of the Company's subsidiaries, to give effect to the rights of the person under this rule 11 on any terms and conditions that the Board thinks fit.

12. BOARD MEETINGS

12.1 Convening Board meetings

A Director may at any time, and a Secretary must on request from a Director, convene a Board meeting.

12.2 Notice of Board meeting

The convenor of each Board meeting:

(a) must give reasonable notice of the meeting (and, if it is adjourned, of its resumption) individually to:

(i) each Director who is in Australia; and

(ii) each Alternate in respect of whom the Appointor has given notice under rule 4.2 requiring notice of Board meetings to be given to that Alternate or whose Appointor is not given notice due to being outside Australia; and

(b) may give that notice orally (including by telephone) or in writing,

but accidental omission to give notice to, or non-receipt of notice by, a Director does not result in a Board meeting being invalid.

12.3 Use of technology

A Board meeting may be held using any means of audio or audio-visual communication by which each Director participating can hear and be heard by each other Director participating or in any other way permitted by section 248D. A Board meeting held solely or partly by technology is treated as held at the place at which the greatest number of the Directors present at the meeting is located or, if an equal number of Directors is located in each of 2 or more places, at the place where the chairman of the meeting is located.

12.4 Chairing Board meetings

Replaces section 248E

The Board may elect a Director to chair its meetings and decide the period for which that Director holds that office. If there is no chairman of Directors or the chairman is not present within 15 minutes after the time for which a Board meeting is called or is unwilling to act, the Directors present must elect a Director present to chair the meeting.

12.5 Quorum

Replaces section 248F

Unless the Board decides otherwise, the quorum for a Board meeting is 4 Directors and a quorum must be present for the whole meeting. An Alternate who is also a Director or a person who is an Alternate for more than one Appointor may only be counted once toward a quorum. A Director is treated as present at a meeting held by audio or audio-visual communication if the Director is able to hear and be heard by all others attending. If a meeting is held in another way permitted by section 248D, the Board must resolve the basis on which Directors are treated as present.

12.6 **Majority decisions**

Replaces section 248G

A resolution of the Board must be passed by a majority of the votes cast by Directors entitled to vote on the resolution. If an equal number of votes is cast for and against a resolution:

(a) the chairman of the meeting has a second or casting vote unless:

(i) only 2 Directors are entitled to vote; or

(ii) the chairman of the meeting is not entitled to vote; and

(b) if the chairman does not have a second or casting vote under rule 12.6(a), the matter is decided in the negative.

12.7 **Procedural rules**

The Board may adjourn and, subject to this document, otherwise regulate its meetings as it decides.

12.8 **Written resolution**

Replaces section 248A

If all the Directors entitled to receive notice of a Board meeting and to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document, a Board resolution in those terms is passed at the time when the last Director signs.

12.9 **Additional provisions concerning written resolutions**

For the purpose of rule 12.8:

(a) two or more separate documents in identical terms, each of which is signed by one or more Directors, are treated as one document;

(b) signature of a document by an Alternate is not required if the Appointor of that Alternate has signed the document;

(c) signature of a document by the Appointor of an Alternate is not required if that Alternate has signed the document in that capacity; and

(d) a telex, telegram, facsimile or electronic message containing the text of the document expressed to have been signed by a Director that is sent to the Company is a document signed by that Director at the time of its receipt by the Company.

12.10 **Valid proceedings**

Each resolution passed or thing done by, or with the participation of, a person acting as a Director or member of a committee is valid even if it is later discovered that:

(a) there was a defect in the appointment of the person; or

(b) the person was disqualified from continuing in office, voting on the resolution or doing the thing.

13. MEETINGS OF MEMBERS

13.1 Annual general meeting

The Company must hold an annual general meeting as required by section 250N.

13.2 Calling meetings of members

A meeting of members:

(a) may be convened at any time by the Board or a Director; and

(b) must be convened by the Board when required by section 249D or 250N or by order made under section 249G.

13.3 Notice of meeting

Subject to rule 13.6 and section 249H(2), at least 28 days' written notice of a meeting of members must be given individually to:

(a) each member (whether or not the member is entitled to vote at the meeting);

(b) each Director (other than an Alternate); and

(c) to the auditor.

Subject to any regulation made under section 249LA, the notice of meeting must comply with the Act (including sections 249L and 250BA and the regulations made under section 1074E) and the Listing Rules and may be given in any manner permitted by section 249J(3).

13.4 Postponement or cancellation

Subject to sections 249D(5) and 250N, the Board may:

(a) postpone a meeting of members;

(b) cancel a meeting of members; or

(c) change the place for a general meeting,

by written notice given to ASX.

13.5 Fresh notice

Replaces section 249M

If a meeting of members is postponed or adjourned for one month or more, the Company must give new notice of the resumed meeting.

13.6 Notice to joint holders of shares

Replaces section 249J(2)

If a share is held jointly, the Company need only give notice of a meeting of members (or of its cancellation or postponement) to the joint holder who is named first in the Register.

13.7 Technology

See section 249S

The Company may hold a meeting of members at 2 or more venues using any technology that gives the members as a whole a reasonable opportunity to participate.

13.8 Accidental omission

The accidental omission to give notice to, or the non-receipt of notice by, any of those entitled to it does not invalidate any resolution passed at a meeting of members.

13.9 Class meetings

Rules 13 to 17 apply to a separate meeting of a class of members as far as they are capable of application and modified as necessary.

14. PROCEEDINGS AT MEETINGS OF MEMBERS

14.1 Member present at meeting

If a member has appointed a proxy or attorney or (in the case of a member which is a body corporate) a representative to act at a meeting of members, that member is taken to be present at a meeting at which the proxy, attorney or representative is present.

14.2 Quorum

Replaces sections 249T(1) and (2)

The quorum for a meeting of members is 5 Voting Members or the number of members of the Company, whichever is the lesser. Each individual present may only be counted once toward a quorum. If a member has appointed more than one proxy or representative only one of them may be counted toward a quorum.

14.3 Quorum not present

Replaces sections 249T(3) and (4)

If a quorum is not present within 30 minutes after the time for which a meeting of members is called:

(a) if called as a result of a request of members under section 249D, the meeting is dissolved; and

(b) in any other case:

(i) the meeting is adjourned to the day, time and place that the Board decides and notifies to members, or if no decision is notified before then, to the same time on the same day in the next week at the same place; and

(ii) if a quorum is not present at the adjourned meeting, the meeting is dissolved.

14.4 Chairing meetings of members

Replaces sections 249U(1) to (3)

If the Board has appointed a Director to chair Board meetings, that Director may also chair meetings of members. If:

(a) there is no Director who the Board has appointed to chair Board meetings for the time being; or

(a) the Director appointed to chair Board meetings is not present at the time for which a meeting of members is called or is not willing to chair the meeting,

the Directors (or, in default of the Directors, the Voting Members) present must elect a member or Director present to chair the meeting.

14.5 Attendance at meetings of members

(a) Every member has the right to attend all meetings of members whether or not entitled to vote.

(b) Every Director has the right to attend and speak at all meetings of members whether or not a member.

See sections 249V and 250RA

(c) The auditor has the right to attend any meeting of members and to speak on any part of the business of the meeting which concerns the auditor in the capacity of auditor.

14.6 Members rights suspended while call unpaid

If a call on a share is due and unpaid, the holding of that share does not entitle the member to be present, speak or vote at, or be counted in the quorum for, a meeting of members.

14.7 Chairman's powers at a meeting of members

(a) The chairman of a meeting of members:

(i) is responsible for the general conduct and procedures to be adopted at the meeting;

(ii) may, subject to the Act, at any time terminate discussion or debate on any matter being considered by the meeting, where the chairman considers it necessary or desirable for the proper and orderly conduct of the meeting;

(iii) may, subject to the Act, eject a member from the meeting, at any time the chairman considers it is necessary or desirable for the proper and orderly conduct of the meeting;

(iv) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the meeting,

and a decision by the chairman under this rule is final.

(b) The chairman of a meeting may invite a person who is not a member to attend and to speak at the meeting.

(c) Subject to rule 13.7, if the chairman considers that there are too many persons present at a meeting to fit into the venue where the meeting is to be held, the

chairman may nominate a separate meeting place using any technology that gives the members as a whole a reasonable opportunity to participate.

(d) The chairman's rights under this rule 14.7 are exclusive to the chairman.

14.8 Admission to general meetings

The chairman of a meeting of members or the Board may take any action the chairman or it considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:

(a) possessing a pictorial-recording or sound-recording device;

(b) possessing a placard or banner;

(c) possessing an article considered by the chairman or Board to be dangerous, offensive or liable to cause disruption;

(d) who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive way; or

(f) who is not entitled to receive notice of the meeting.

The chairman may delegate the powers conferred by this rule to any person.

14.9 Adjournment

Replaces section 249U(4)

Subject to rule 13.5, the chairman of a meeting of members at which a quorum is present:

(a) may; and

(b) must, if directed by ordinary resolution of the meeting,

adjourn it to another time and place.

14.10 Business at adjourned meetings

Replaces section 249W(2)

The only business that may be transacted at a meeting resumed after an adjournment is the business left unfinished immediately before the adjournment.

15. PROXIES, ATTORNEYS AND REPRESENTATIVES

15.1 Appointment of proxies

See Listing Rule 14.2

A member may appoint not more than 2 proxies to attend and act for the member at a meeting of members. An appointment of proxy must be made by written notice to the Company:

(a) that complies with section 250A(1); or

(b) is in a form and mode, and is signed or otherwise authenticated by the member in a manner, satisfactory to the Board.

If a member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of those votes.

15.2 Member's attorney

A member may appoint an attorney to act, or to appoint a proxy to act, at a meeting of members. If the appointor is an individual, the power of attorney must be signed in the presence of at least 1 witness.

15.3 Deposit of proxy appointment forms, powers of attorney and proxy appointment authorities

See Listing Rule 6.10.2

An appointment of a proxy or an attorney is not effective for a particular meeting of members unless the instrument effecting the appointment and, if it is an appointment of proxy which is executed or otherwise authenticated in a manner prescribed by a regulation made for the purposes of section 250A(1) by the appointor's attorney, a document referred to in rule 15.4(a) are received by the Company in accordance with section 250B(3):

(a) at least 48 hours before the time for which the meeting was called; or

(b) if the meeting has been adjourned, at least 48 hours before the resumption of the meeting.

15.4 Evidence of proxy appointment forms, powers of attorney and other appointments

The Board may require evidence of:

(a) in the case of a proxy appointment form executed or otherwise authenticated by an attorney, the relevant power of attorney or other authority under which the appointment was authenticated or a certified copy of it;

(b) in the case of an attorney, the power of attorney or a certified copy of it;

(c) in the case of a corporate representative of a member or a proxy, the appointment of the representative in accordance with the Act; or

(d) in the case of any appointment under this rule 15 which is transmitted to the Company electronically, the identity of the person who transmitted the message containing the appointment.

15.5 Corporate representatives

A member that is a body corporate may appoint an individual to act as its representative at meetings of members as permitted by section 250D.

15.6 Appointment for particular meeting, standing appointment and revocation

A member may appoint a proxy, attorney or representative to act at a particular meeting of members or make a standing appointment and may revoke any appointment. A proxy, attorney or representative may, but need not, be a member.

15.7 Suspension of proxy or attorney's powers if member present

A proxy or attorney has no power to act for a member at a meeting at which the member is present:

(a) in the case of an individual, in person; or

(b) in the case of a body corporate, by representative.

A proxy has no power to act for a member at a meeting at which the member is present by attorney.

15.8 Priority of conflicting appointments of attorney or representative

If more than one attorney or representative appointed by a member is present at a meeting of members and the Company has not received notice of revocation of any of the appointments:

(a) an attorney or representative appointed to act at that particular meeting may act to the exclusion of an attorney or representative appointed under a standing appointment; and

(b) subject to rule 15.8(a), an attorney or representative appointed under a more recent appointment may act to the exclusion of an attorney or representative appointed earlier in time.

15.9 More than 2 current proxy appointments

An appointment of proxy by a member is revoked (or, in the case of a standing appointment, suspended for that particular meeting) if the Company receives a further appointment of proxy from that member which would result in there being more than 2 proxies of that member entitled to act at a meeting. The appointment of proxy made first in time is the first to be treated as revoked or suspended by this rule.

15.10 Continuing authority

Replaces section 250C(2)

An act done at a meeting of members by a proxy, attorney or representative is valid even if, before the act is done, the appointing member:

(a) dies or becomes mentally incapacitated;

(b) becomes bankrupt or an insolvent under administration or is wound up;

(c) revokes the appointment or revokes the authority under which the appointment was made by a third party; or

(d) transfers the share to which the appointment relates,

unless the Company has received written notice of the matter before the start or resumption of the meeting at which the vote is cast.

16. ENTITLEMENT TO VOTE

16.1 Determining voting entitlements

See Listing Rule 6.10.3

Subject to section 250L(4) and rule 17.2(b), to decide, for the purposes of a particular meeting, who are members of the Company and how many shares they hold, the Company must refer only:

(a) if the convenor of the meeting determined a specified time under the regulations made under section 1074E before notice of the meeting was given, to the Register as it stood at that time; or

(b) otherwise, to the Register as it stood 48 hours before the meeting or at any later time required by the ASTC Settlement Rules.

16.2 Number of votes

1. Replaces section 250E(1)
2. See Listing Rule 6.9

Subject to section 250A(4), rules 14.6, 15, 16.4, 16.5, 16.6 and 29.4 and the terms on which shares are issued:

(a) on a show of hands:

(i) if a member has appointed 2 proxies, neither of those proxies may vote;

(ii) a member who is present and entitled to vote and is also a proxy, attorney or representative of another member has one vote; and

(iii) subject to paragraphs (a)(i) and (a)(ii), every member present in person or by proxy, attorney or representative entitled to vote has one vote;

(b) on a poll every member entitled to vote who is present in person or by proxy, attorney or representative:

(i) has one vote for every fully paid share held; and

(ii) subject to paragraph (c), in respect of each partly paid share held has a fraction of a vote equal to the proportion which the amount paid bears to the total issue price of the share; and

(c) unless:

(i) permitted under the Listing Rules; and

(ii) otherwise provided in the terms on which shares are issued,

in calculating the fraction of a vote which the holder of a partly paid share has, the Company must not count an amount:

(iii) paid in advance of a call; or

(iv) credited on a partly paid share without payment in money or money's worth being made to the Company.

16.3 **Casting vote of chairman**

Replaces section 250E(3)

If an equal number of votes is cast for and against a resolution at a meeting of members:

(a) if the chairman of the meeting is not (or if the chairman were a member would not be) entitled to vote, the matter is decided in the negative; and

(b) otherwise, the chairman has a casting vote whether or not the chairman is a member.

16.4 **Votes of joint holders**

If there are joint holders of a share, any one of them may vote at a meeting of members, in person or by proxy, attorney or representative, as if that holder were the sole owner of the share. If more than one of the joint holders of a share (including, for the purposes of this rule, joint legal personal representatives of a dead member) are present at a meeting of members, in person or by proxy, attorney or representative, and tender a vote in respect of the share, the Company may only count the vote cast by, or on behalf of, the most senior joint holder who tenders a vote. For this purpose, seniority depends on the order in which the names of the joint holders are listed in the Register.

16.5 **Votes of transmittees and guardians**

Subject to section 1072C, if the Board is satisfied at least 48 hours before the time fixed for a meeting of members, that a person:

(a) is entitled to the transmission of a share under rule 30; or

(b) has power to manage a member's property under a law relating to the management of property of the mentally incapable,

that person may vote as if registered as the holder of the share and the Company must not count the vote (if any) of the actual registered holder.

16.6 **Voting restrictions**

If:

(a) the Act or the Listing Rules require that some members are not to vote on a resolution, or that votes cast by some members be disregarded, in order for the resolution to have an intended effect; and

(b) the notice of the meeting at which the resolution is proposed states that fact,

those members have no right to vote on that resolution and the Company must not count any votes purported to be cast by those members. If a proxy purports to vote in a way or in

circumstances that contravene section 250A(4), on a show of hands the vote is invalid and the Company must not count it and on a poll rule 17.3(c) applies.

16.7 Decision on right to vote

A Voting Member or Director may challenge a person's right to vote at a meeting of members. A challenge may only be made at the meeting. A challenge, or any other doubt as to the validity of a vote, must be decided by the chairman, whose decision is final.

17. HOW VOTING IS CARRIED OUT

17.1 Method of voting

Replaces sections 250J(1) and (2)

A resolution put to the vote at a meeting of members must be decided on a show of hands unless a poll is demanded under rule 17.2 either before or on declaration of the result of the vote on a show of hands. Unless a poll is demanded, the chairman's declaration of a decision on a show of hands is final.

17.2 Demand for a poll

See section 250L

A poll may be demanded on any resolution (except a resolution concerning the election of the chairman of a meeting) by:

(a) at least 5 members entitled to vote on the resolution; or

(b) members entitled to cast at least 5% of the votes that may be cast on the resolution on a poll (worked out as at the midnight before the poll is demanded); or

(c) the chairman.

The demand for a poll does not affect the continuation of the meeting for the transaction of other business and may be withdrawn.

17.3 When and how polls must be taken

Replaces section 250M

If a poll is demanded:

(a) if the resolution is for the adjournment of the meeting, the poll must be taken immediately and, subject to rule 17.3(c), in the manner that the chairman of the meeting directs;

(b) in all other cases, the poll must be taken at the time and place and, subject to rule 17.3(c), in the manner that the chairman of the meeting directs;

(c) votes which section 250A(4) requires to be cast in a given way must be treated as cast in that way;

(d) a person voting who has the right to cast 2 or more votes need not cast all those votes and may cast those votes in different ways; and

(e) the result of the poll is the resolution of the meeting at which the poll was demanded.

18. SECRETARY

18.1 Appointment of Secretary

See section 204D

The Board:

(a) must appoint at least one individual; and

(b) may appoint more than one individual,

to be a Secretary either for a specified term or without specifying a term.

18.2 Terms and conditions of office

Replaces section 204F

A Secretary holds office on the terms (including as to remuneration) that the Board decides. The Board may vary any decision previously made by it in respect of a Secretary.

18.3 Cessation of Secretary's appointment

A person automatically ceases to be a Secretary if the person:

(a) is not permitted by the Act (or an order made under the Act) to be a secretary of a company;

(b) becomes disqualified from managing corporations under Part 2D.6 and is not given permission or leave to manage the Company under section 206F or 206G;

(c) becomes of unsound mind or physically or mentally incapable of performing the functions of that office;

(d) resigns by notice in writing to the Company; or

(e) is removed from office under rule 18.4.

18.4 Removal from office

The Board may remove a Secretary from that office whether or not the appointment was expressed to be for a specified term.

19. MINUTES

19.1 Minutes must be kept

The Board must cause minutes of:

(a) proceedings and resolutions of meetings of the Company's members;

(b) the names of Directors present at each Board meeting or committee meeting;

(c) proceedings and resolutions of Board meetings (including meetings of a committee to which Board powers are delegated under rule 8);

(d) resolutions passed by Directors without a meeting; and

(e) disclosures and notices of Directors' interests,

to be kept in accordance with sections 191, 192, 251A and 251AA.

19.2 Minutes as evidence

A minute recorded and signed in accordance with sections 251A and 251AA is evidence of the proceeding, resolution or declaration to which it relates unless the contrary is proved.

19.3 Inspection of minute books

The Company must allow members to inspect, and provide copies of, the minute books for the meetings of members in accordance with section 251B.

20. COMPANY SEALS

20.1 Common seal

The Board:

(a) may decide whether or not the Company has a common seal; and

(b) is responsible for the safe custody of that seal (if any) and any duplicate seal it decides to adopt under section 123(2).

20.2 Use of seals

The common seal and duplicate seal (if any) may only be used with the authority of the Board. The Board must not authorise the use of a seal that does not comply with section 123.

20.3 Fixing seals to documents

The fixing of the common seal, or any duplicate seal, to a document must be witnessed:

(a) by 2 Directors;

(b) by one Director and one Secretary; or

(c) by any other signatories or in any other way (including the use of facsimile signatures) authorised by the Board.

21. FINANCIAL REPORTS AND AUDIT

21.1 Company must keep financial records

The Board must cause the Company to keep written financial records that:

(a) correctly record and explain its transactions (including transactions undertaken as trustee) and financial position and performance; and

(b) would enable true and fair financial statements to be prepared and audited,

and must allow a Director and the auditor to inspect those records at all reasonable times.

21.2 Financial reporting

The Board must cause the Company to prepare a financial report and a directors' report that comply with Part 2M.3 and must report to members in accordance with section 314 no later than the deadline set by section 315.

21.3 Audit

The Board must cause the Company's financial report for each financial year to be audited and obtain an auditor's report. The eligibility, appointment, rotation, removal, remuneration, rights and duties of the auditor are regulated by Division 3 of Part 2M.3, Divisions 1 to 6 of Part 2M.4 and sections 1280, 1289, 1299B and 1299C.

21.4 Conclusive reports

Audited financial reports laid before the Company in general meeting are conclusive except as regards errors notified to the Company within 3 months after the relevant general meeting. If the Company receives notice of an error within that period, it must immediately correct the report and the report as corrected is then conclusive.

21.5 Inspection of financial records and books

Subject to rule 19.3 and unless otherwise required by the Act, a member who is not a Director does not have any right to inspect any document of the Company except as authorised by the Board.

22. SHARES

22.1 Issue at discretion of Board

Subject to section 259C and rule 22.5, the Board may, on behalf of the Company, issue, grant options over or otherwise dispose of unissued shares to any person on the terms, with the rights, and at the times that the Board decides.

22.2 Preference and redeemable preference shares

The Company may issue preference shares (including preference shares that are liable to be redeemed). The rights attached to preference shares are, unless other rights have been approved by special resolution of the Company, the rights set out in or determined in accordance with schedule 1.

22.3 Converting Shares

Without limiting rules 22.1 or 22.2, the Company may issue converting energy shares in connection with the Transaction. The rights attached to converting energy shares are, unless other rights have been approved by special resolution of the Company, the rights set out in schedule 2. For the avoidance of any doubt, converting energy shares issued in connection with the Transaction are shares in the capital of the Company.

22.4 Approval of Buy Back

Each holder of an ordinary share from time to time irrevocably:

(a) consents to and approves the Buy Back;

(b) appoints The Australian Gas Light Company ACN 052 167 405 and any of its directors as its attorney and agent for the purposes of approving the Buy Back, including voting at any meeting of the Company convened for this purpose, consenting to that meeting being convened on short notice and for the purpose of executing any documents necessary or desirable to give effect to the Buy Back and undertakes to not otherwise attend or vote in person or by proxy or other representative at such meeting; and

(c) consents to the Company doing all things and performing all acts necessary or expedient to implement the Buy Back.

On implementation of the Buy Back this rule is of no further force or effect.

22.5 Restrictions on issue

The Company must not issue shares or grant options if the issue or grant would result in a breach of the Listing Rules.

22.6 Brokerage and commissions

The Company may pay brokerage or commissions to a person in respect of that person or another person agreeing to take up shares in the Company.

22.7 Surrender of shares

The Board may accept a surrender of shares:

(a) to compromise a question as to whether those shares have been validly issued; or

(b) if surrender is otherwise within the Company's powers.

The Company may sell or re-issue surrendered shares in the same way as forfeited shares.

22.8 Variation of rights

If the Company issues different classes of shares, or divides issued shares into different classes, the rights attached to shares in any class may (subject to sections 246C and 246D) be varied or cancelled only:

(a) with the written consent of the holders of 75% of the issued shares of the affected class; or

(b) by special resolution passed at a separate meeting of the holders of the issued shares of the affected class.

Subject to the terms of issue of shares, the rights attached to a class of shares are not treated as varied by the issue of further shares of that class.

23. CERTIFICATES

23.1 Uncertificated securities

Subject to the Act unless the Listing Rules and the ASTC Settlement Rules allow the Company to issue a certificate for particular securities, the Company:

(a) must not issue a certificate for those securities; and

(b) may cancel a certificate for them without issuing another certificate.

Rules 23.3 and 23.4 apply only if there is a current certificate for particular securities.

23.2 Certificated shares

See Listing Rule 8.14

Where allowed under rule 23.1, the Company must issue a certificate of title to shares that complies with section 1070C and deliver it to the holder of those shares in accordance with section 1071H. The Company must not charge any fee to issue a certificate.

23.3 Multiple certificates and joint holders

Subject to rule 23.1, if a member requests the Company to issue several certificates each for a part of the shares registered in the member's name, the Company must do so. For this purpose, joint holders of shares are a single member. The Company may issue only one certificate that relates to each share registered in the names of 2 or more joint holders and may deliver the certificate to any of those joint holders.

23.4 Lost and worn out certificates

Subject to rule 23.1, if a certificate:

(a) is lost or destroyed and the owner of the relevant securities applies in accordance with section 1070D(5), the Company must; or

(b) is defaced or worn out and is produced to the Company, the Company may,

issue a new certificate in its place.

24. REGISTER

24.1 Joint holders

If the Register names 2 or more joint holders of a share, the Company must treat the person named first in the Register in respect of that share as the sole owner of it for all purposes (including the giving of notice) except in relation to:

(a) delivery of certificates (to which rule 23.3 applies);

(b) the right to vote (to which rule 16.4 applies);

(c) the power to give directions as to payment of, or a receipt for, dividends (to which rules 27.9 and 27.10 apply);

(d) liability for instalments or calls (which, subject to section 1072E(8), is joint and several);

(e) sale of Unmarketable Parcels under rule 31; and

(f) transfer.

24.2 Non-beneficial holders

Subject to section 1072E, unless otherwise ordered by a court of competent jurisdiction or required by statute, the Company:

(a) may treat the registered holder of any share as the absolute owner of it; and

(a) need not recognise any equitable or other claim to or interest in a share by any person except a registered holder.

25. PARTLY PAID SHARES

25.1 Fixed instalments

If a share is issued on terms that some or all of the issue price is payable by instalments, the registered holder of the share must pay every instalment to the Company when due. If, having been given notice of the instalment in accordance with rule 25.4, the registered holder does not pay it when due, rules 25.7 to 25.16 apply as if the registered holder had failed to pay a call.

25.2 Prepayment of calls

The Board may:

(a) accept prepayment of some or all of the amount unpaid on a share above the sums actually called as a payment in advance of calls;

(b) agree to payment by the Company of interest at a rate no higher than the Interest Rate on that part of the advance payment which for the time being exceeds the aggregate amount of the calls then made on the shares in respect of which it was paid; and

(c) unless otherwise agreed between the member and the Company, repay the sum or part of it.

25.3 Calls made by Board

Subject to the terms of issue of a share and to any special resolution passed under section 254N, the Board may:

(a) make calls on a member for some or all of the money unpaid on a share held by that member;

(b) make a call payable by instalments; and

(c) revoke or postpone a call before the due date for payment.

25.4 **Notice of call**

See Listing Rule 6.24 and Appendix 6A, Rules 5 and 5.1

The Company must give a member on whom a call has been made or from whom an instalment is due, written notice of the call or instalment:

(a) within the time limits; and

(b) in the form,

required by the Listing Rules.

25.5 **Classes of shares**

The Board may issue shares on terms as to the amount of calls to be paid and the time for payment of those calls which are different as between the holders of those shares. The Board may make different calls on different classes of shares.

25.6 **Obligation to pay calls**

Subject to section 1072E(8), a member subject to a call must pay the amount of the call to the payee named in the notice of call no later than the time specified in the notice. Joint holders of a share are jointly and severally liable for calls.

25.7 **Called Amounts**

If a call is not paid on or before the day specified for payment, the Board may require the member liable for the call to pay:

(a) interest on the amount of the call at the Interest Rate from that day until payment is made; and

(b) all costs and expenses incurred by the Company because payment was not made on that day.

25.8 **Proof of call**

If on the hearing of an action for recovery of a Called Amount it is proved that:

(a) the minute books of the Company record the Board's resolution making the call;

(b) notice of the call was given under rules 25.4 and 35.1; and

(c) the person sued appears in the Register as a holder of the share in respect of which the call was made,

proof of those matters is conclusive proof of the debt.

25.9 **Forfeiture notice**

At any time until a Called Amount is paid, the Board may give the relevant member a notice which:

(a) requires the member to pay the Called Amount;

444

(b) states the Called Amount at the date of the notice;

(c) specifies how to calculate the Called Amount when payment is made;

(d) specifies a date at least 14 days after the date of the notice by which and a place at which payment must be made; and

(e) states that if payment is not made at that place on or before that date, the share to which the call relates is liable to be forfeited.

25.10 Forfeiture

If the requirements of a notice given under rule 25.9 are not satisfied, the Board may forfeit the share in respect of which that notice was given (and all dividends, interest and other money payable in respect of that share and not actually paid before the forfeiture) by resolution passed before the Called Amount is paid.

25.11 Disposal and re-issue of forfeited shares

See Listing Rule 7.39

A share forfeited under rule 25.10 immediately becomes the property of the Company. Subject to the Listing Rules, the Board, on behalf of the Company, may:

(a) re-issue the share with or without any money paid on it by any former holder credited as paid; or

(b) sell or otherwise dispose of the share, and effect or execute and register a transfer of it,

to the person, and on the terms, it decides.

25.12 Notice of forfeiture

The Company must promptly:

(a) give notice of the forfeiture of a share to the member who held the share immediately before the resolution for forfeiture was passed; and

(b) enter the forfeiture and its date in the Register.

A written declaration that a share was forfeited on a specified date and notice of forfeiture was given in accordance with this document signed by a Director or Secretary is, in the absence of proof to the contrary, evidence of those facts and of the Company's right to dispose of the share.

25.13 Cancellation of forfeiture

The Board may cancel the forfeiture of a share on any terms at any time before it disposes of that share under rule 25.11.

25.14 Effect of forfeiture

A person who held a share which has been forfeited under rule 25.10 ceases to be a member in respect of that share but remains liable to pay the Called Amount until it is paid

in full. The Board may elect not to enforce payment of an amount due to the Company under this rule.

25.15 **Application of proceeds**

The Company must:

(a) apply the net proceeds of any re-issue, sale or disposal of a forfeited share under rule 25.11 (after payment of all costs and expenses) to satisfy the Called Amount; and

(b) subject to the terms of issue of the share, pay any surplus to the person who held the share immediately before forfeiture.

25.16 **Title of new holder**

The title of the new holder of a forfeited share is not affected by any irregularity in the forfeiture or the re-issue, sale or disposal. The sole remedy of any person previously interested in the share is damages which may be recovered only from the Company. The new holder is not liable for the Called Amount.

25.17 **Mortgage of uncalled capital**

If the Company grants a mortgage or charge over uncalled capital, the Board may delegate the power to make calls to:

(a) the person in whose favour the mortgage or charge is granted; or

(a) a trustee or agent for that person,

on the terms (including power to further delegate) and subject to any restrictions the Board decides. If the Board does so, a call made in accordance with the delegation is treated as made by the Board.

This rule does not limit rule 8.

26. COMPANY LIENS

26.1 **Existence of liens**

Unless the terms of issue provide otherwise, the Company has a first and paramount lien on each share for:

See Listing Rule 6.13

(a) all money called or payable at a fixed time in respect of that share (including money payable under rule 25.7) that is due but unpaid; and

(b) amounts paid by the Company for which the Company is indemnified under rule 26.4.

The lien extends to all dividends payable in respect of the share and to proceeds of sale of the share.

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26.2 Sale under lien

If:

(a) the Company has a lien on a share;

(b) an amount secured by the lien is due and payable;

(c) the Company has given notice to the member registered as the holder of the share:

(i) requiring payment of the amount which is due and payable and secured by the lien;

(ii) stating the amount due and payable at the date of the notice;

(iii) specifying how to calculate the amount due when payment is made; and

(iv) specifying a date (at least 10 business days after the date of the notice) by which and a place at which payment of that amount must be made; and

(d) the requirements of the notice given under paragraph (c) are not fulfilled,

the Company may sell the share as if it had been forfeited under rule 25.10. Rules 25.11, 25.15 and 25.16 apply, to the extent practical and modified as necessary, as if the Called Amount in respect of that share were the aggregate of the amount referred to in paragraph (b) and the costs and expenses incurred by the Company because that amount was not paid when due.

26.3 Protection of lien

The Company may do anything necessary or desirable under the ASTC Settlement Rules to protect a lien or other interest in shares to which it is entitled by law or under this document.

26.4 Indemnity for payments required to be made by the Company

If the law of any jurisdiction imposes or purports to impose any immediate, future or possible liability on the Company, or empowers or purports to empower any person to require the Company to make any payment, on account of a member or referable to a share held by that member (whether alone or jointly) or a dividend or other amount payable in respect of a share held by that member, the Company:

(a) is fully indemnified by that member from that liability;

(b) may recover as a debt due from the member the amount of that liability together with interest at the Interest Rate from the date of payment by the Company to the date of repayment by the member; and

Paragraph (c) replaces section 1072F(3)(b)

(c) subject to rule 29.5, may refuse to register a transfer of any share by that member until the debt has been paid to the Company.

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Nothing in this document in any way prejudices or affects any right or remedy which the Company has (including any right of set off) and, as between the Company and the member, any such right or remedy is enforceable by the Company.

27. DIVIDENDS

27.1 Accumulation of reserves

Replaces section 254U

Before paying any dividend to members, the Board may:

(a) set aside out of profits of the Company reserves to be applied, in the Board's discretion, for any purpose it decides and use any sum so set aside in the business of the Company or invest it in investments selected by the Board and vary and deal with those investments as it decides; or

(b) carry forward any amount out of profits which the Board decides not to distribute without transferring that amount to a reserve; or

(c) do both.

27.2 Dividends must be paid out of profits

The Company must not pay a dividend except out of profits of the Company (including profits previously set aside as a reserve). The Company does not incur a debt merely by fixing the amount or time for payment of a dividend. A debt arises only when the time fixed for payment arrives. The decision to pay a dividend may be revoked by the Board at any time before then. A resolution of the Board as to the amount of the Company's profits and the amount of them available for dividend is conclusive.

27.3 Payment of dividends

Subject to the Act, rules 27.2, 27.4 and 27.11 and the terms of issue of shares, the Board may resolve to pay any dividend it thinks appropriate and fix the time for payment.

27.4 Amount of dividend

Subject to the terms of issue of shares, the Company may pay a dividend on 1 class of shares to the exclusion of another class. Subject to rule 27.5, each share of a class on which the Board resolves to pay a dividend carries the right to participate in the dividend in the same proportion that the amount for the time being paid on the share bears to the total issue price of the share.

27.5 Prepayments, payments during dividend period and credits without payment

For the purposes of rule 27.4:

(a) an amount paid in advance of calls is not taken into account as part of the amount for the time being paid on a share;

(b) if an amount was paid on a share during the period to which a dividend relates, the Board may resolve that only the proportion of that amount which is the same as the proportion which the period from the date of payment to the end of the period to

which the dividend relates bears to the total period to which the dividend relates, counts as part of the amount for the time being paid on the share; and

(c) an amount credited on a partly paid share without payment in money or money's worth being made to the Company is not taken into account as a part of the amount for the time being paid on a share.

27.6 Dividends in kind

The Board may resolve to pay a dividend (either generally or to specific members) in cash or satisfy it by distribution of specific assets (including shares or securities of any other corporation), the issue of shares or the grant of options. If the Board satisfies a dividend by distribution of specific assets, the Board may:

(a) fix the value of any asset distributed;

(b) make cash payments to members on the basis of the value fixed so as to adjust the rights of members between themselves; and

(c) vest an asset in trustees.

27.7 Payment of dividend by way of securities in another corporation

Where the Company satisfies a dividend by way of distribution of specific assets, being shares or other securities in another corporation, each member is taken to have agreed to become a member of that corporation and to have agreed to be bound by the constitution of that corporation. Each member also appoints each Director and each Secretary their agent and attorney to:

(a) agree to the member becoming a member of that corporation;

(b) agree to the member being bound by the constitution of that corporation; and

(c) execute any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that member.

27.8 Source of dividends

Subject to the Listing Rules, the Board may resolve to pay a dividend to some members out of a particular reserve or out of profit derived from a particular source and pay the same dividend to other members entitled to it out of other reserves or profits.

27.9 Method of payment

The Company may pay any cash dividend, interest or other money payable in respect of shares by cheque sent, and may distribute assets by sending the certificates or other evidence of title to them, through the post directed to:

(a) the address of the member (or in the case of a jointly held share, the address of the joint holder named first in the Register); or

(b) to any other address the member (or in the case of a jointly held share, all the joint holders) directs in writing;

or by any other method of payment or distribution the Board decides.

27.10 Joint holders' receipt

Any one of the joint holders of a share may give an effective receipt for any dividend, interest or other money payable in relation to that share.

27.11 Retention of dividends by Company

The Company may retain the dividend payable on a share:

(a) of which a person seeks to be registered as the holder under rule 30.2 or 30.3, until that person is registered as the holder of that share or transfers it; or

(b) on which the Company has a lien, to satisfy the liabilities in respect of which the lien exists.

27.12 No interest on dividends

No member may claim, and the Company must not pay, interest on a dividend (either in money or kind).

28. SHARE PLANS

28.1 Implementing share plans

The Board may adopt and implement one or more of the following plans on such terms as it thinks appropriate:

(a) a re-investment plan under which any dividend or other cash payment in respect of a share or convertible security may, at the election of the person entitled to it, be:

 (i) retained by the Company and applied in payment for fully paid shares issued under the plan; and

 (ii) treated as having been paid to the person entitled and simultaneously repaid by that person to the Company to be held by it and applied in accordance with the plan;

(b) any other plan under which members or security holders may elect that dividends or other cash payments in respect of shares or other securities:

 (i) be satisfied by the issue of shares or other securities of the Company or a related body corporate, or that issues of shares or other securities of the Company or a related body corporate be made in place of dividends or other cash payments;

 (ii) be paid out of a particular reserve or out of profits derived from a particular source; or

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(iii) be forgone in consideration of another form of distribution from the Company, another body corporate or a trust; or

(c) a plan under which shares or other securities of the Company or a related body corporate may be issued or otherwise provided for the benefit of employees or Directors of the Company or any of its related bodies corporate.

28.2 Board's powers and varying, suspending or terminating share plans

The Board:

(a) has all powers necessary or desirable to implement and carry out a plan referred to in rule 28.1 (including a plan approved by members); and

(b) may:

(i) vary the rules governing; or

(ii) suspend or terminate the operation of,

a plan referred to in rule 28.1 (including a plan approved by members) as it thinks appropriate.

29. TRANSFER OF SHARES

29.1 Modes of transfer

Subject to this document, a member may transfer a share by any means permitted by the Act or by law. The Company must not charge any fee on transfer of a share.

29.2 Market obligations

The Company:

(a) may do anything permitted by the Act, the Listing Rules or the ASTC Settlement Rules that the Board thinks necessary or desirable in connection with the Company taking part in a computerised or electronic system established or recognised by the Act, the Listing Rules or the ASTC Settlement Rules for the purpose of facilitating dealings in shares; and

(b) must comply with obligations imposed on it by the Listing Rules or the ASTC Settlement Rules in relation to transfers of shares.

29.3 Delivery of transfer and certificate

Replaces section 1072F(2)

Except in the case of a transfer under the ASTC Settlement Rules, a document of transfer must be:

(a) delivered to the registered office of the Company or the address of the Register last notified to members by the Company;

(b) accompanied by the certificate (if any) for the shares to be transferred or evidence satisfactory to the Board of its loss or destruction; and

(c) marked with payment of any stamp duty payable.

Property in and title to a document of transfer that is delivered to the Company (but not the shares to which it relates) passes to the Company on delivery.

29.4 **Restricted securities**

If any securities of the Company are classified as restricted securities under the Listing Rules:

(a) during the escrow period set by the restriction agreement required by ASX in relation to those securities:

(i) the member who holds the restricted securities may not dispose of them; and

(ii) the Company must not register a transfer of the restricted securities or otherwise acknowledge a disposal of them,

except as permitted by the Listing Rules or ASX; and

(b) if there is a breach of the Listing Rules or of the relevant restriction agreement in relation to a restricted security, the holding of that security does not entitle a member:

(i) to be present, speak or vote at, or be counted in the quorum for, a meeting of members; or

(ii) to receive any dividend or other distribution,

while the breach continues.

In this rule 29.4, **dispose** (and other grammatical forms of it) has the meaning given by the Listing Rules.

29.5 **Refusal to register transfer**

Replaces section 1072F(3)

The Board:

(a) may refuse to register a transfer of shares only if that refusal would not contravene the Listing Rules or the ASTC Settlement Rules;

(b) without limiting paragraph (a), but subject to the Act, the Listing Rules and the ASTC Settlement Rules, may refuse to register a transfer of shares where the registration of the transfer would create a new holding of an Unmarketable Parcel;

(c) subject to section 259C, must not register a transfer to a subsidiary of the Company; and

(d) must not register a transfer if the Act, the Listing Rules or the ASTC Settlement Rules forbid registration.

If the Board refuses to register a transfer, the Company must give the lodging party notice of the refusal and the reasons for it within 5 business days after the date on which the transfer was delivered to it.

29.6 Transferor remains holder until transfer registered

Replaces section 1072F(1)

The transferor of a share remains the holder of it:

(a) if the transfer is under the ASTC Settlement Rules, until the time those rules specify as the time that the transfer takes effect; and

(b) otherwise, until the transfer is registered and the name of the transferee is entered in the Register as the holder of the share.

29.7 Powers of attorney

The Company may assume, as against a member, that a power of attorney granted by that member that is lodged with or produced or exhibited to the Company remains in force, and may rely on it, until the Company receives express notice in writing at its registered office of:

(a) the revocation of the power of attorney; or

(b) the death, dissolution or insolvency of the member.

30. TRANSMISSION OF SHARES

30.1 Death of joint holder

The Company must recognise only the surviving joint holders as being entitled to shares registered jointly in the names of a deceased member and others. The estate of the deceased joint holder is not released from any liability in respect of the shares.

30.2 Death of single holder

The Company must not recognise any one except the legal personal representative of the deceased member as having any title to shares registered in the sole name of a deceased member. If the personal representative gives the Board the documents described in section 1071B(9) or 1071B(13) or other information that satisfies the Board of the representative's entitlement to be registered as holder of the shares:

(a) subject to rules 29.5 and 30.4, the Company must register the personal representative as the holder of the shares as soon as practical after receipt of a written and signed notice to the Company from the representative requiring it to do so; and

(b) whether or not registered as the holder of the shares, the personal representative:

(i) may, subject to rule 29, transfer the shares to another person; and

(ii) has the same rights as the deceased member.

30.3 **Transmission of shares on insolvency or mental incapacity**

Subject to the *Bankruptcy Act 1966*, if a person entitled to shares because of the insolvency or mental incapacity of a member gives the Board the information it reasonably requires to establish the person's entitlement to be registered as holder of the shares:

(a) subject to rules 29.5 and 30.4, the Company must register that person as the holder of the shares as soon as practical after receipt of a written and signed notice to the Company from that person requiring it to do so; and

(b) whether or not registered as the holder of the shares, that person:

(i) may, subject to rule 29, transfer the shares to another person; and

(ii) has the same rights as the insolvent or incapable member.

If section 1072C applies, this rule is supplemental to it.

30.4 **Refusal to register holder**

The Company has the same right to refuse to register a personal representative or person entitled to shares on the insolvency or mental incapacity of a member as it would have if that person were the transferee named in a transfer signed by a living, solvent, competent member.

31. UNMARKETABLE PARCELS

31.1 **Minimum holding buy-back**

Without limiting rule 32.5, subject to the Act and the Listing Rules, the Company may buy-back all of a holder's shares if the shares are less than a marketable parcel within the meaning of the Listing Rules.

31.2 **Board power of sale**

The Board may sell a share that is part of an Unmarketable Parcel if it does so in accordance with this rule 31. The Board's power to sell lapses if a takeover (as defined in the Listing Rules) is announced after the Board gives a notice under rule 31.3(a) and before the Board enters into an agreement to sell the share.

31.3 **Sale of unmarketable parcels**

(a) Once in any 12 month period, the Board may give written notice to a member who holds an Unmarketable Parcel:

(i) stating that it intends to sell the Unmarketable Parcel; and

(ii) specifying a date at least 6 weeks (or any lesser period permitted under the Act or the Listing Rules) after the notice is given by which the member may give the Company written notice that the member wishes to retain the holding.

If the Board's power to sell lapses under rule 31.2, any notice given by the Board under this rule is taken never to have been given and the Board may give a new notice after the close of the offers made under the takeover.

(b) The Company must not sell an Unmarketable Parcel if, in response to a notice given by the Company under this rule 31, the Company receives a written notice that the member wants to keep the Unmarketable Parcel.

(c) A sale of shares under this rule includes all dividends payable on and other rights attaching to them. The Company must pay the costs of the sale. Otherwise, the Board may decide the manner, time and terms of sale.

(d) For the purpose of giving effect to this rule, each Director and each Secretary has power to initiate, execute or otherwise effect a transfer of a share as agent for a member who holds an Unmarketable Parcel.

(e) The Company must:

(i) deduct any Called Amount in respect of the shares sold under this rule from the proceeds of sale and pay the balance into a separate bank account it opens and maintains for the purpose only;

(ii) hold that balance in trust for the previous holder of the shares (**Divested Member**);

(iii) as soon as practical give written notice to the Divested Member stating:

(A) what the balance is; and

(B) that it is holding the balance for the Divested Member while awaiting the Divested Member's instructions and return of the certificate (if any) for the shares sold or evidence of its loss or destruction;

(iv) if the shares sold were certificated, not pay the proceeds of sale out of the trust account until it has received the certificate for them or evidence of its loss or destruction; and

(v) subject to sub paragraph (iv), deal with the amount in the account as the Divested Member instructs.

(f) The title of the new holder of a share sold under this rule is not affected by any irregularity in the sale. The sole remedy of any person previously interested in the share is damages which may be recovered only from the Company.

32. ALTERATION OF SHARE CAPITAL

32.1 Capitalisation of profits

The Company may capitalise profits, reserves or other amounts available for distribution to members. Subject to the terms of issue of shares and rule 32.4, members are entitled to

participate in a capital distribution in the same proportions in which they are entitled to participate in dividends.

32.2 **Adjustment of capitalised amounts**

The Board may settle any difficulty that arises in regard to a capitalisation of profits as it thinks appropriate and necessary to adjust the rights of members among themselves including:

(a) fix the value of specific assets;

(b) make cash payments to members on the basis of the value fixed for assets or in place of fractional entitlements so as to adjust the rights of members between themselves;

(c) disregard fractional entitlements; and

(d) vest cash or specific assets in trustees.

32.3 **Conversion of shares**

Subject to Part 2H.1, the Listing Rules and rules 22.2 and 22.8, the Company may convert:

(a) an ordinary share into a preference share;

(b) a preference share into an ordinary share; or

(c) all or any of its shares into a larger or smaller number of shares by ordinary resolution (but in the case of partly paid shares the proportion between the amount paid and the amount unpaid on each share must be the same as before the conversion).

32.4 **Adjustments on conversion**

The Board may do anything it thinks appropriate and necessary to give effect to a resolution converting shares including, if a member becomes notionally entitled to a fraction of a share as a result of the conversion:

(a) make a cash payment or disregard fractional entitlements so as to adjust the rights of members between themselves;

(b) vest fractional entitlements in a trustee to be dealt with as determined by the Board; or

(c) round up fractional entitlements to the nearest whole share by capitalising an amount under rule 32.1 even though not all members participate in the capitalisation.

32.5 **Reduction of capital**

Subject to the Listing Rules, the Company may reduce its share capital:

(a) by reduction of capital in accordance with Division 1 of Part 2J.1;

456

(b) by buying back shares (including, without limitation, converting energy shares issued in connection with the Transaction) in accordance with Division 2 of Part 2J.1;

(c) in the ways permitted by sections 258E and 258F; or

(d) in any other way for the time being permitted by the Act.

32.6 Payments in kind

Where the Company reduces its share capital in accordance with Division 1 of Part 2J.1, it may do so by way of payment of cash, distribution of specific assets (including shares or other securities in another corporation), or in any other manner permitted by law. If the reduction is by distribution of specific assets, the Board may:

(a) fix the value of any assets distributed;

(b) make cash payments to members on the basis of the value fixed so as to adjust the rights of members between themselves; and

(c) vest an asset in trustees.

32.7 Payment in kind by way of securities in another corporation

Where the Company reduces its share capital by way of distribution of specific assets, being shares or other securities in another corporation, each member is taken to have agreed to become a member of that corporation and to have agreed to be bound by the constitution of that corporation. Each member also appoints each Director and each Secretary their agent and attorney to:

(a) agree to the member becoming a member of that corporation; and

(b) agree to the member being bound by the constitution of that corporation; and

(c) execute any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that member.

33. CURRENCY FOR PAYMENTS

33.1 Board may decide currency

The Board may, with the agreement of the recipient or in accordance with the terms of issue of a share, pay:

(a) dividends;

(b) other amounts payable to members (including repayments of capital and distributions of capitalised amounts); or

(c) remuneration of Directors or other officers,

in the currency of a country other than Australia.

33.2 Conversion to Australian dollars

If the Board decides to make a payment in a currency other than Australian dollars and it is necessary, for the purposes of these rules or for any other purpose, to calculate the Australian dollar equivalent of the payment, the Board must fix a time (earlier than the time for payment) and specify the buying or selling rate quoted by a particular financial institution as the time and rate that apply for that purpose.

34. WINDING UP

34.1 Entitlement of Members

Subject to the terms of issue of shares and this rule 34, the surplus assets of the Company remaining after payment of its debts are divisible among the members in proportion to the number of fully paid shares held by them and, for this purpose, a partly paid share is counted as a fraction of a fully paid share equal to the proportion which the amount paid on it bears to the total issue price of the share.

34.2 Distribution of assets generally

If the Company is wound up, the liquidator may, with the sanction of a special resolution:

(a) divide the assets of the Company among the members in kind;

(b) for that purpose fix the value of assets and decide how the division is to be carried out as between the members and different classes of members; and

(c) vest assets of the Company in trustees on any trusts for the benefit of the members as the liquidator thinks appropriate.

34.3 No distribution of liabilities

The liquidator cannot compel a member to accept marketable securities in respect of which there is a liability as part of a distribution of assets of the Company.

34.4 Distribution not in accordance with legal rights

If the liquidator decides on a division or vesting of assets of the Company under rule 34.2 which does not accord with the legal rights of the contributories, any contributory who would be prejudiced by it may dissent and has ancillary rights as if that decision were a special resolution passed under section 507.

35. NOTICES

35.1 Notices by Company

A notice is properly given by the Company to a person if it is:

(a) in writing signed on behalf of the Company (by original or printed signature);

(b) addressed to the person to whom it is to be given; and

(c) either:

(i) delivered personally;

(ii) sent by prepaid mail (by airmail, if the addressee is overseas) to that person's address; or

(iii) sent by fax to the fax number (if any) nominated by that person; or

(iv) sent by electronic message to the electronic address (if any) nominated by that person.

35.2 **Overseas members**

A member whose registered address is not in Australia may notify the Company in writing of an address in Australia to which notices may be sent.

35.3 **When notice is given**

A notice to a person by the Company is regarded as given and received:

(a) if it is delivered personally:

(i) by 5 pm (local time in the place of receipt) on a business day - on that day; or

(ii) after 5 pm (local time in the place of receipt) on a business day, or on a day that is not a business day - on the next business day;

(b) if it is sent by fax or electronic message or given under section 249J(3)(cb):

(i) by 5 pm (local time in the place from which it is sent or given) on a business day - on that day; or

(ii) after 5 pm (local time in the place from which it is sent or given) on a business day, or on a day that is not a business day - on the next business day; and

(c) if it is sent by mail, one business day after posting.

A certificate in writing signed by a Director or Secretary stating that a notice was sent is conclusive evidence of service.

35.4 **Notice to joint holders**

Notice to joint holders of shares must be given to the joint member named first in the Register. Every person who becomes entitled to a share is bound by every notice in respect of that share that was properly given to a person registered as the holder of the share before the transfer or transmission of the share was entered in the Register.

35.5 **Counting days**

If a specified period must pass after a notice is given before an action may be taken, neither the day on which the notice is given nor the day on which the action is to be taken may be counted in reckoning the period.

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35.6 Notices to "lost" members

If:

(a) on 2 or more consecutive occasions a notice served on a member in accordance with this rule is returned unclaimed or with an indication that the member is not known at the address to which it was sent; or

(b) the Board believes on other reasonable grounds that a member is not at the address shown in the Register or notified to the Company under rule 35.2,

the Company may give effective notice to that member by exhibiting the notice at the Company's registered office for at least 48 hours.

This rule ceases to apply if the member gives the Company notice of a new address.

36. UNCLAIMED MONEY

The Company must deal with unclaimed dividends and distributions and unclaimed proceeds of shares sold or reissued under this document in accordance with the law relating to unclaimed money in the Company's jurisdiction of registration.

37. STAPLING

37.1 When Stapling applies

(a) Subject to rule 37.1(d), Stapling of Stapled Securities pursuant to this rule 37 applies despite any other provision of this constitution unless and until cessation of Stapling under rule 37.6.

(b) The Board may by written notice (which may be in a document given to ASX or ASIC, or the terms of an agreement with another Stapling Entity or a notice to any affected members) declare that some or all shares, or other Securities, in the Company, are Stapled to specified Securities. From the date of that declaration (or from a date specified by that declaration) Stapling pursuant to this rule 37 applies despite any other provision of this constitution.

(c) The provisions of this rule 37 apply to Securities other than shares or options with any necessary changes.

(d) Notwithstanding any other rule of the constitution, converting energy shares issued in connection with the Transaction must not at any time be Stapled.

37.2 Stapling continues despite changes in Stapled Securities

Stapling pursuant to this rule 37 continues to apply while any Security in the Company remains Stapled to another Security, even if there is a change in Securities to which the Stapling applies.

37.3 **Securities in the Company and Securities of each other Stapling Entity are Stapled**

While Securities are Stapled:

(a) **(dealings)** there must be no dealing or disposition of any kind in relation to a Stapled Security in the Company unless there is also an identical dealing or disposition by the same parties with each Security to which that Security in the Company is Stapled;

(b) **(offers of Securities in the Company)** the Company must not offer or invite a person to apply for Securities, or an option over Securities, in the Company of the same class as Securities which form part of a Stapled Security unless:

(i) an offer or invitation to apply is made, at the same time and to the same person, for the other Securities, or options over the other Securities, necessary to constitute the Stapled Security; and

(ii) the offer is on condition that the offeree may not accept the offer unless the offeree also accepts the offer for Securities, or options over Securities, which are to form part of the Stapled Security and, where an application for Securities or options is made, the applicant applies for, and all other Stapling Entities accept the application for, the other Securities, or options over the other Securities, that are to form part of the Stapled Security; and

(iii) any offer of an option over Securities which are to form part of the Stapled Security is on terms that the option may only be exercised if an option to subscribe for or acquire a Security in each other Stapling Entity is also exercised at the same time.

(c) **(Security issues, sales)** the Company must not issue or sell any Securities of a class that form part of a Stapled Security unless they will be Stapled to the same class of Securities issued by the same Stapled Entity;

(d) **(reorganisations)** the Company must not consolidate, subdivide, cancel or reorganise Securities in the Company unless at the same time there is a corresponding consolidation, subdivision, cancellation or reorganisation of all other Securities forming part of the Stapled Security;

(e) **(holding lock)** the Company must not apply a holding lock or ask ASTC to apply a holding lock to prevent transfer of a member's Security in the Company unless it applies to all other Securities of that member forming part of the Stapled Security;

(f) **(transfers)** a member must not transfer or otherwise deal with or dispose of a Security in the Company to a person (and the Board, on behalf of the Company, must not register a transfer) unless at the same time the member also, and in the same way, transfers or otherwise deals with or dispose of, to that person all other Securities forming part of the Stapled Security;

(g) **(Security redemption)** the Company must not redeem or buy back Securities of a member unless at the same time all other Securities of the member forming part of the Stapled Security are redeemed or bought back;

(h) **(Security transmission)** Securities registered in the name of a member which form part of a Stapled Security are not capable of being transmitted to any person unless at the same time all other Securities registered in the name of the member forming part of the Stapled Security are transmitted to that person;

(i) **(price for issue or redemption of a Stapled Security)** a Stapled Security may be issued or redeemed for a price calculated by aggregating the price for the issue or redemption of a Security issued by the Company in the particular circumstances fixed by this constitution with the price for issue or redemption of the other Securities forming part of the Stapled Security in those circumstances fixed by the constitutions of the relevant Stapling Entities.

(j) **(allocation of proceeds of issue among Stapling Entities)** the Company may, subject to the terms of any agreement between the Company and any other Stapling Entity, apply money received for the issue of Stapled Securities to the Stapling Entities or pay money for the redemption of Stapled Securities in proportion to the net value of the Company and the net values of the other Stapling Entities worked out in accordance with applicable accounting standards or as otherwise required under their constitutions, or as the terms of issue of the Stapled Securities require or the Board otherwise determines;

(k) **(alternative calculation of prices)** subject to the Act, the Company may keep valuation records and financial records for the Stapling Entities or Stapled Securities as an economic entity and may use the net value of the economic entity or Stapled Securities to calculate the Issue Price or redemption price of a Stapled Security;

(l) **(regard to interests of holders in Stapling Entities)** in exercising its powers or discretions or performing its functions under this constitution or in relation to the Company, the Board may as it sees fit:

   (i) take into account the interests of holders of Securities that form part of a Stapled Security with Securities issued by the Company; and

   (ii) exercise its powers and discretions or perform its functions even though to do so would be for the benefit of those persons and not for the direct benefit of members;

(m) **(discretion may be fettered)** the Board may in connection with the Stapling fetter its discretions under this constitution or in relation to the Company, as it thinks fit, including by agreeing to consult with, or obtain the consent of, a person administering another Stapling Entity;

(n) **(indemnity and remuneration)** if the responsible body of a Stapling Entity is entitled to indemnity, to reimbursement or to payment of remuneration under the constitution of that Stapling Entity, the Company may provide indemnity, reimbursement or payment to the Responsible Body of that Stapling Entity;

(o) **(compromises)** the Company may with any other Stapling Entity, or the Responsible Body of another Stapling Entity (as the case may be) compromise:

(i) any allocation of assets, property, liabilities, expenses or remuneration between the Company and any Stapling Entity;

(ii) any allocation of application money for Securities of the Company and Securities in any other Stapling Entity; or

(iii) any other matter between the Company and a Stapling Entity that the Board considers to be necessary or appropriate in connection with the Stapling or the relationship created by the Stapling;

(p) **(guarantees)** the Company may in connection with the Stapling or the relationship created by the Stapling give any guarantee or indemnity or become liable for the payment of money or the performance of any contract or other obligation by any person including the Responsible Body of any other Stapling Entity;

(q) **(security for guarantees)** the Company may if it thinks fit give security for any such guarantee or indemnity or other liability over all or any part of Company's assets;

(r) **(consideration)** the Board may if it thinks fit in connection with the Stapling or the relationship created by the Stapling exercise all or any of its powers whether or not there is consideration or benefit for the Company and either alone or jointly with any person including the Responsible Body of any other Stapling Entity and may assume joint and several or several liability in respect of any joint exercise of these powers;

(s) **(cooperative operation)** if the Board so determines, the Company may cooperate with any other Stapling Entity or the Responsible Body of any other Stapling Entity to facilitate the operation of the Stapling Entities as an economic entity for the benefit of members and of holders of Securities in each Stapling Entity;

(t) **(Register)** a member must provide to the Company the same personal information for the Register and for the register of each other Stapling Entity and the Company may conduct the Register and issue holding statements jointly with the Stapling Entity or the responsible body of each other Stapling Entity;

(u) **(proxy forms)** a member must, if the Board so determines, use a form of proxy to appoint the same proxy to vote on their behalf in respect of both a Share and a Security in each other Stapling Entity;

(v) **(resolutions at meetings)** the Company may arrange for meetings of members and meetings of members of each other Stapling Entity to be held concurrently and may determine that a vote cast on a resolution by or on behalf of a member is to be

treated also as a vote cast for an equivalent number of that member's Securities in each other Stapling Entity; and

(w) **(amendment)** an amendment of this constitution that directly affects the terms on which a Security forming part of a Stapled Security is held is of no effect unless the Securities of each other Stapling Entity forming part of that Stapled Security are affected in the same way or a resolution of the holder of the Securities in the other Stapled Entity confirm the amendment.

37.4 Conduct of Stapling Entities

(a) To the extent permitted by law, the Company must cooperate with each other Stapling Entity or the Responsible Body of each other Stapling Entity in everything relating to the Stapled Securities and the Company.

37.5 Company cannot Direct or Control other Stapling Entities

Despite anything in this constitution, and for the avoidance of doubt, the Stapling arrangements established pursuant to this constitution do not entitle the Company to:

(a) exercise a power of veto in relation to decisions of any other Stapling Entity;

(b) otherwise direct or control any other Stapling Entity.

37.6 Unstapling

The following provisions apply for cessation of Stapling:

(a) The Board, on behalf of the Company, may by written notice (which may be in a document given to ASX, ASIC or the affected members) declare that Stapling ceases to apply to some or all Securities in the Company immediately, or at a stated time. If any Stapled Security is officially quoted on the ASX, the Board may only do so with the approval of members by ordinary resolution.

(b) Stapling will automatically cease to apply to all Securities in the Company if:

(i) the Securities in any Stapling Entity to which the Securities in the Company are Stapled cease for any reason to be transferable with Securities in the Company; or

(ii) the law or the Listing Rules prohibit the Stapling.

(c) The members may, by special resolution, determine that Stapling ceases to apply to some or all Securities in the Company.

(d) If Stapling ceases to apply to a Security in the Company, the preceding provisions of this rule 37 then cease to apply to that Security.

(e) The Company must do everything reasonably necessary to give effect to the cessation of Stapling, including:

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(i) amending any records of the Company; and

(ii) giving directions or consents to any Stapling Entity to which Stapling will cease to apply.

37.7 Stapling mechanics and implementation

The following provisions apply for implementing a Proposal:

(a) The Company may do everything it reasonably considers to be necessary or desirable to implement a Proposal or to Staple a Security in the Company or cause a Security in the Company to cease to be Stapled.

(b) The Company:

(i) is appointed irrevocably as agent and attorney of each member to sign any document or do anything the Company reasonably considers to be necessary or desirable to implement a Proposal or to Staple a Security in the Company or un-Staple a Security in the Company; and

(ii) may (as agent or attorney of the member) on behalf of the member:

(A) receive and apply returned capital or redemption proceeds (including in kind and including to apply for a Security in the Company);

(B) apply for a Security in another Stapling Entity (including copying or deriving an application form from a product disclosure statement or offer document given to the member); and

(C) consent to be bound by the constitution of any Stapling Entity.

(c) The Company may enter into a deed or agreement (including with the responsible body of another scheme or with a company or other entity) for implementing a Proposal for, or for the conduct of, Stapling.

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SCHEDULE 1

TERMS OF ISSUE OF PREFERENCE SHARES

1. **Definitions**

The following definitions apply in relation to a preference share issued under rule 22.2.

Dividend Amount for any Dividend Period means the amount calculated as

$$DA = \frac{DR \times N}{365}$$

where:

DA = Dividend Amount;

DR = Dividend Rate; and

N = number of days in the relevant Dividend Period.

Dividend Date means a date specified in the Issue Resolution on which a dividend in respect of that preference share is payable.

Dividend Period means:

(a) the period that begins on and includes the Issue Date and ends on and includes the day before the first Dividend Date after the Issue Date; and

(b) the period that begins on and includes each Dividend Date and ends on and includes the day before the next Dividend Date; and

(c) the period that begins on and includes the last Dividend Date and ends on and includes the day before the Redemption Date.

Dividend Rate means the rate specified in the Issue Resolution for the calculation of the amount of dividend to be paid on that preference share on any Dividend Date.

franked dividend means a distribution franked in accordance with section 202-5 of the Tax Act.

Issue Date means the date on which the share is issued.

Issue Resolution means the resolution passed under clause 2 of this schedule.

redeemable preference share means a preference share which the Issue Resolution specifies is liable to be redeemed:

(a) at a fixed time or on the happening of a particular event;

(b) at the Company's option; or

(c) at the holder's option.

Redemption Amount in relation to a redeemable preference share means the amount specified in the Issue Resolution to be paid on redemption of that share.

Redemption Date in relation to a redeemable preference share, means the date on which the Issue Resolution requires the Company to redeem that share.

Tax Act means the *Income Tax Assessment Act 1936* (Cth), the *Income Tax Assessment Act 1997* (Cth), or both, as applicable.

2. **Issue Resolution**

If the Board resolves to issue a preference share, it must pass an Issue Resolution which specifies:

(a) the Dividend Date;

(b) the Dividend Rate;

(c) whether dividends are cumulative or non-cumulative;

(d) the priority with respect to payment of dividends and repayment of capital over other classes of shares;

(e) whether the share is a redeemable preference share or not, and if so:

(i) the Redemption Amount; and

(ii) if the share is redeemable at the end of a fixed period, the Redemption Date, or otherwise the circumstances (if any) in which the share is redeemable at the option of the holder or of the Company, the way in which that option must be exercised and the way in which the resulting Redemption Date is ascertained,

and may also specify that the dividend must be a franked dividend or must not be a franked dividend.

3. **Franked dividends**

If the Issue Resolution specifies that the dividend on preference shares must be a franked dividend, it may also specify:

(a) the extent to which the dividend must be franked (within the meaning of the Tax Act); and

(b) the consequences of the dividend not being franked to that extent, which may include an increase of the dividend by an amount equal to the additional amount of franking credit which would have been imputed to the holder of the share under the Tax Act if the dividend had been franked in accordance with the Issue Resolution.

4. **Dividend entitlement**

The holder of a preference share is entitled to be paid on each Dividend Date, in priority to any payment of dividend on any other class of shares over which the relevant Issue Resolution or rights conferred under rule 22.2 give it priority, a preferential dividend of the Dividend Amount for the Dividend Period ending on the day before that Dividend Date. The dividend entitlement is cumulative if the Issue Resolution states that it is cumulative and otherwise is non-cumulative.

5. **Priority on winding up**

The holder of a preference share is entitled, on a winding up, to payment in cash of:

(a) the amount then paid up on the share; and

(b) if the Issue Resolution states that dividends are cumulative, any arrears of dividend,

in priority to any payment to the holders of ordinary shares and any other class of preference share over which the relevant Issue Resolution or rights conferred under rule 22.2 give it priority, but has no right to participate in surplus assets and profits of the Company.

6. **Voting**

The holder of a preference share has no right to vote at any meeting of members except:

(a) if the Issue Resolution states that dividends are cumulative, during a period during which a dividend (or part of a dividend) on the share is in arrears;

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

See Listing Rule 6.3

(d) on a proposal that affects rights attached to the share;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(g) during the winding up of the Company; and

(h) in any other circumstances as the Board determines prior to the allotment of preference shares.

7. **Notices and financial reports**

The Company must give the holder of a preference share notice of each meeting of members in accordance with rule 13 and send the holder financial reports in accordance with rule 21.2.

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8. Redemption of redeemable preference shares

Subject to the Act, the Company must redeem a redeemable preference share on the Redemption Date by paying the Redemption Amount to the holder in cash, by cheque or in any other form that the holder agrees to in writing. If the Company sends the holder of a redeemable preference share a cheque for the Redemption Amount, the share is redeemed on the date on which rule 35.3(c) would treat the cheque as being received by the holder, whether or not the holder has presented the cheque. If the holder of a redeemable preference share does not present a cheque for the Redemption Amount within a reasonable period after it is sent, the Company must deal with the Redemption Amount in accordance with rule 36.

9. Equal ranking issues

Subject to the terms of issue of any particular class of preference share, the issue of further preference shares that rank equally with any issued preference shares is not taken to affect the rights of the holders of the existing preference share whether or not the Dividend Rate for the new preference share is the same as or different from that applicable to that preference share.

SCHEDULE 2

TERMS OF ISSUE OF CONVERTING ENERGY SHARES

1 Each converting energy share carries the same rights and privileges as an ordinary share except that the converting energy share carries the irrevocable right to be bought back on the terms and subject to the conditions contained in the Buy Back Agreement which forms schedule 3 to this Constitution (**Buy Back Agreement**) including in consideration of the Company agreeing to procure the allotment and issue of an ordinary share in AGL Energy Limited to the holder of a converting energy share in accordance with the Buy Back Agreement.

2 Upon the issue and allotment of a converting energy share, the Company will be taken to have agreed to buy and each holder of a converting energy share registered as such in the Register of Members of the Company on the Buy Back Record Date will be taken to have agreed to sell his or her converting energy share (**Buy Back**) on the terms and subject to the conditions contained in the Buy Back Agreement and the Company and each such holder of converting energy shares will be taken to have entered into the Buy Back Agreement.

3 Each holder of a converting share from time to time irrevocably :

(a) consents to and approves the Buy Back;

(b) appoints The Australian Gas Light Company ACN 052 167 405 and any of its directors as its attorney and agent for the purposes of approving the Buy Back, including voting at any meeting of the Company convened for this purpose, consenting to that meeting being convened on short notice and for the purpose of executing any documents necessary or desirable to give effect to the Buy Back and undertakes to not otherwise attend or vote in person or by proxy or other representative at such meeting; and

(c) consents to the Company doing all things and performing all acts necessary or expedient to implement the Buy Back.

Each holder of a converting energy share registered as such in the Register of Members of the Company on the Buy Back Record Date will be taken to have agreed to become a member of AGL Energy Limited upon the issue and allotment to the holder of ordinary shares in AGL Energy Limited in accordance with the Buy Back Agreement.

SCHEDULE 3

BUY BACK AGREEMENT

Buy Back Agreement

Alinta Mergeco Limited

ACN 119 985 590

Each Converting Shareholder

AGL Energy Limited

ACN 115 061 375

CONTENTS

BUY BACK AGREEMENT

DATE

PARTIES

Alinta Mergeco Limited ACN 119 985 590 of Level 7, 1 William Street, Perth, Western Australia, 6000 (the **Company**)

Each Converting Shareholder

AGL Energy Limited ACN 115 061 375 of 72 Christie Street, St Leonards, New South Wales, 2065 (**AGL Energy**)

RECITALS

A. The Constitution of the Company provides that the Company and the Converting Shareholders will be taken to have entered into this agreement upon the issue and allotment of the Converting Energy Shares to the Converting Shareholders.

B. This agreement sets out the terms and conditions upon which the Company will buy back and the Converting Shareholders will sell the Converting Energy Shares.

C. The Company has agreed to procure the allotment and issue of AGL Energy Shares and AGL Energy has agreed to allot and issue AGL Energy Shares to Converting Shareholders as the Buy Back Consideration.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

The following definitions apply in this document.

(a) which is defined in the Dictionary in Schedule 1 (**Dictionary**), has the meaning given to it in the Dictionary;

(b) which is defined in the Merger Implementation Agreement but is not defined in the Dictionary, has the meaning given to it in the Merger Implementation Agreement;

(c) which is defined in the Corporations Act, but is not defined in the Dictionary or in the Merger Implementation Agreement, has the meaning given to it in the Corporations Act; and

(d) which is defined in the GST Law, but is not defined in the Dictionary, the Merger Implementation Agreement or the Corporations Act, has the meaning given to it in the GST Law.

1.2 Interpretation

The interpretation clause in Schedule 1 (**Dictionary**) sets out rules of interpretation for this agreement.

2. AGREEMENT TO BUY BACK CONVERTING ENERGY SHARES

2.1 Buy back of Converting Energy Shares

Each Converting Shareholder agrees to sell and the Company agrees to purchase on the Transaction Implementation Date all of the Converting Energy Shares in respect of which the Converting Shareholder is registered as the holder in the register of members of the Company on the Buy Back Record Date, on the terms and subject to the conditions set out in this agreement.

2.2 Title and property

Title to and property in the Converting Energy Shares remains with the Converting Shareholder until the allotment and issue of the Buy Back Consideration on the Transaction Implementation Date, and passes to the Company at that time.

2.3 Buy Back Consideration

The consideration to be provided under the Buy Back is the allotment and issue by AGL Energy of one AGL Energy Share for each Converting Share in respect of which the Converting Shareholder is registered as the holder in the register of members of the Company on the Buy Back Record Date.

2.4 Entry in the Company's CE Share Capital Account

The Company will debit the Buy Back Consideration against the CE Share Capital Account.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent to Buy Back

The obligations of the parties under this agreement are subject to the satisfaction of each of the following conditions precedent either before the date of this agreement or by the Sunset Date:

(a) **Shareholder approval**: That the ordinary shareholders of the Company pass a unanimous resolution for the purposes of section 257D(1)(b) of the Corporations Act approving the terms of this agreement.

(b) **Schemes Effective**: That the AGL Scheme and the Alinta Scheme become Effective.

(c) **Issue of Converting** Energy **Shares**: That the Company issues the Converting Energy Shares pursuant to the AGL Scheme.

(d) **ASX – AGL Energy**: That ASX approves the admission of AGL Energy to the official list of ASX, and grants permission for official quotation of the AGL Energy Shares on ASX, conditional upon the Court approving the AGL Scheme and the Alinta Scheme pursuant to section 411(4)(b) of the Corporations Act and to such other conditions (including the provision of information required by ASX and other customary pre-quotation conditions) that are acceptable to AGL and AGL Energy.

3.2 Best endeavours

To the extent within their control and subject to the terms of this agreement, each of the Company and AGL Energy agrees to use its best endeavours to procure that each of the conditions precedent in clause 3.1 is satisfied either before the date of this agreement or by the Sunset Date.

4. AGL PAYMENT OBLIGATION

The Company will procure that immediately after the Converting Energy Shares are bought back on the Transaction Implementation Date, AGL issues to AGL Energy a promissory note (**AGL Promissory Note**) having a face value of an amount equal to the Procurement Amount as consideration for the allotment and issue to the Converting Shareholders of AGL Energy Shares which will constitute the Buy Back Consideration.

5. ALLOTMENT AND ISSUE OF BUY BACK CONSIDERATION

(a) Immediately following the receipt of the AGL Promissory Note under clause 4, AGL Energy will allot and issue AGL Energy Shares to the Converting Shareholders as the Buy Back Consideration in accordance with the AGL Energy Deed Poll.

(b) As soon as practicable after the Transaction Implementation Date, AGL Energy will procure the issue and dispatch to Converting Shareholders of CHESS holding statements in the name of each Converting Shareholder in respect of the AGL Energy Shares to which they are entitled under the Buy Back by prepaid post to the Converting Shareholder at their registered address, in accordance with the ASTC Settlement Rules and the Listing Rules. In the case of joint holders of shares, a CHESS holding statement will be issued and dispatched to the holder whose name appears first in the register of members of the Company on the Buy Back Record Date.

6. INELIGIBLE OVERSEAS AGL SHAREHOLDERS

6.1 Acknowledgement

The parties acknowledge that the Converting Energy Shares which the Nominee holds on the Buy Back Record Date (**Nominee Shares**) are held by the Nominee pursuant to the AGL Scheme on behalf of the Ineligible Overseas AGL Shareholders.

6.2 **Nominee sale**

AGL Energy agrees to procure that the Nominee effects:

(a) the sale of the AGL Energy Shares which are issued to the Nominee upon the buy back of the Nominee Shares, such sale to occur as soon as reasonably practicable but in any event not more than 20 Business Days after the Transaction Implementation Date; and

(b) the payment to each Ineligible Overseas AGL Shareholder of an amount equal to the average net proceeds of sale (after deduction of any applicable brokerage, taxes and charges) of all AGL Energy Shares sold in accordance with clause 6.2(a) multiplied by the number of AGL Energy Shares which were issued to the Nominee on behalf of that Ineligible Overseas AGL Shareholder as the Buy Back Consideration.

6.3 **Appointment of Nominee**

AGL Energy and the Company must procure that AGL and Alinta appoint the Nominee at least two weeks prior to the AGL Scheme Meeting.

7. TRANSACTION IMPLEMENTATION DATE

On the Transaction Implementation Date, the parties will procure:

(a) that the Buy Back is completed; and

(b) that AGL Energy Shares are allotted and issued to the Converting Shareholders as the Buy Back Consideration in accordance with this agreement.

8. TERMS OF ISSUE

The AGL Energy Shares issued to the Converting Shareholders as Buy Back Consideration will upon issue rank equally in all respect with all other AGL Energy Shares then on issue.

9. EFFECT OF BUY BACK ON CONVERTING ENERGY SHARES

Pursuant to section 257H of the Corporations Act:

(a) all rights attaching to the Converting Energy Shares will be suspended when this agreement is entered into. The suspension will be lifted if this agreement is terminated;

(b) the Company is prohibited from dealing in the Converting Energy Shares it buys back; and

(c) immediately after the registration of the transfer to the Company of the Converting Energy Shares, those shares will be cancelled.

10. COMPANY WARRANTIES

The Company represents and warrants that:

(a) it is an existing corporation registered under the laws of its place of incorporation;

(b) the execution and delivery of this agreement by the Company has been properly authorised by all necessary corporate action and the Company has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement; and

(c) subject to laws generally affecting creditors' rights and the principles of equity, this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under the Company's Constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which the Company or any of its Subsidiaries is a party or to which they are bound (except those breaches or defaults as would not have a material adverse effect on the consolidated financial position of the Company).

11. AGL ENERGY WARRANTIES

AGL Energy represents and warrants that:

(a) it is an existing corporation registered under the laws of its place of incorporation;

(b) the execution and delivery of this agreement by AGL Energy has been properly authorised by all necessary corporate action and AGL Energy has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement; and

(c) subject to laws generally affecting creditors' rights and the principles of equity, this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under AGL Energy's Constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which AGL Energy or any of its Subsidiaries is a party or to which they are bound (except those breaches or defaults as would not have a material adverse effect on the consolidated financial position of AGL Energy).

12. NOTICES

12.1 Form

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications (**Notices**) in connection with this agreement must be in writing, signed by an Authorised Officer of the sender and marked for the attention of the person identified in clause 12.7 or, if the recipient has notified otherwise, then marked for attention in the last way notified.

12.2 Delivery

Notices must be:

(i) left at the address set out or referred to in clause 12.7;

(j) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in clause 12.7;

(k) sent by fax to the fax number set out or referred to in clause 12.7; or

(l) given in any other way permitted by law.

12.3 When effective

Notices take effect from the time they are received unless a later time is specified.

12.4 Deemed receipt - postal

If sent by post, Notices are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

12.5 Deemed receipt – fax

If sent by fax, Notices are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

12.6 Deemed receipt – general

Despite clauses 12.4 and 12.5, if Notices are received after 5.00 p.m. in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00 a.m. on the next Business Day.

12.7 Details for Notices

Notices must be given to the address specified in this agreement or as otherwise notified from time to time.

Party	Address	Fax No	Attention
AGL Energy	72 Christie Street, St Leonards, NSW	(02) 9921 2552	Company Secretary
Alinta Mergeco Limited	Level 39 101 Collins Street, Melbourne Vic 3000	(03) 9679 3111	

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13. GENERAL

13.1 Further acts

Up to and including the Transaction Implementation Date, each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this agreement.

13.2 Stamp duty

The parties acknowledge and agree for the avoidance of any doubt that clause 33.2 of the Merger Implementation Agreement will govern the parties' obligations in respect of stamp duty arising under or in connection with this agreement and the transactions contemplated by this agreement.

13.3 Expenses

Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement.

13.4 Governing law

This agreement is governed by the law in force in Victoria.

13.5 Jurisdiction

(a) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria and the Federal Court of Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this agreement.

(b) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within clause 13.5(a).

13.6 Amendments

This agreement may only be varied by a document signed by or on behalf of each of the parties.

13.7 Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of the other parties.

13.8 Entire agreement

To the extent permitted by law, in relation to the subject matter of this agreement, this agreement and the Transaction Documents:

(a) embody the entire understanding of the parties and constitute the entire terms agreed upon between the parties; and

(b) supersede any prior agreement (whether or not in writing) between the parties.

13.9 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

(b) Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

13.10 No merger

The rights and obligations of the parties will not merge on completion of any transaction under this agreement.

13.11 GST

(a) Notwithstanding any other provision of this agreement, if any amount payable, whether pursuant to an indemnity or otherwise, under or in connection with this agreement is calculated by reference to a cost, expense, liability, loss or amount paid or incurred by a party to this agreement, that cost, expense, liability, loss or amount will be reduced by an amount equal to any Input Tax Credits to which that party is entitled in respect of that cost, expense, liability, loss or amount.

(b) If GST becomes payable by the supplier on any supply it makes under or in connection with this agreement:

(i) any amount payable or consideration to be provided under or in connection with this agreement for that supply (**Agreed Amount**) is exclusive of GST unless expressly stated to be GST inclusive;

(ii) if the Agreed Amount is not expressed to be GST inclusive, an additional amount equal to the GST payable on the supply will be payable by the party providing consideration for that supply (**Consideration Provider**), and the additional amount so calculated shall be payable at the same time, in cash and otherwise in the same manner as for the Agreed Amount; and

(iii) the supplier will provide a tax invoice to the recipient in respect of that supply, no later than the time at which the Agreed Amount for that supply is to be provided under this agreement.

(c) Without limiting the generality of the expression, a supply under or in connection with this agreement includes any supply made for a consideration comprising any payment made or other consideration provided to the supplier pursuant to any indemnity under this agreement.

(d) If, for any reason, the GST payable by the supplier in respect of a supply it makes under this agreement (incorporating any increasing adjustments or decreasing adjustments relating to that supply) varies from the additional amount it has received from the Consideration Provider under clause 13.11(b) in respect of that supply (incorporating any previous adjustments to that amount under this paragraph), the additional amount will be adjusted accordingly. The supplier will, in the case of a refund or credit, as soon as practicable after the refund has been received from the ATO or where there is no refund, the credit has been offset against another GST or Tax liability, provide a refund or credit to the Consideration Provider. Where a further additional amount is payable, the supplier will be entitled to receive the amount of this variation from the Consideration Provider within seven days of notifying the Consideration Provider in writing of the adjustment. The supplier will issue an adjustment note to the recipient in respect of a supply within 14 days after becoming aware of an adjustment event occurring and in any case prior to making any demand for payment by the Consideration Provider.

(e) If the Consideration Provider is dissatisfied with any calculation to be made by the supplier under this clause, the Consideration Provider may, either at the expense of the supplier in the case of manifest error by the supplier or a failure by the supplier to exercise its duty of care, or in any other case at its own expense, and after notifying the supplier accordingly, refer the matter to an independent expert nominated by the President of the Institute of Chartered Accountants for expert determination, which will be final and binding on all parties. The expert will act as an expert and not as an arbitrator and will take into account the terms of this agreement, the matters required to be taken into account by the supplier under this clause and any other matter considered by the expert to be relevant to the determination.

(f) Terms used in this clause 13.11 that are not defined in this agreement have any meaning used in the GST Act.

(g) Any reference in this clause 13.11 to GST payable by the supplier includes any Australian GST payable by the representative member of any GST group of which the supplier is a member.

(h) Any reference in this clause 13.11 to any Input Tax Credit to which a party is entitled includes any Input Tax Credit to which the representative member of any GST group of which the party is a member is entitled.

(i) For the avoidance of doubt, this clause 13.11 does not apply to any supply made under or in connection with a Transaction Document. Any such supply will be governed by the provisions relating to GST, if any, in that Transaction Document.

SCHEDULE 1

DICTIONARY

1. **DICTIONARY**

In this deed:

AGL means The Australian Gas Light Company ACN 052 167 405 of 72 Christie Street, St Leonards, New South Wales, 2065.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Promissory Note has the meaning given to that term in clause 4.

Alinta means Alinta Limited ACN 087 857 001 of Level 7, 1 William Street, Perth, Western Australia 6000.

Buy Back means the buy back by the Company of all Converting Energy Shares on the terms set out in this agreement.

Buy Back Agreement means this agreement.

Buy Back Consideration means the consideration specified in clause 2.3.

CE Share Capital Account means the separate share capital account that the Company is obliged to maintain in relation to the Converting Energy Shares.

Company means Alinta Mergeco Limited ACN 119 985 590 of Level 7, 1 William Street, Perth, Western Australia, 6000.

Converting Energy **Shares** means fully paid converting energy shares issued in the capital of the Company.

Converting Shareholder means a holder of Converting Energy Shares as registered in the register of members of the Company on the Buy Back Record Date.

Merger Implementation Agreement means the agreement of that name between the Company, AGL, Alinta and AGL Energy dated 22 June 2006.

Nominee has the meaning given to that term in the AGL Scheme and the Alinta Scheme (which is the same person in each case).

Nominee Shares has the meaning given to that term in clause 6.1.

Procurement Amount has the meaning given to that term in the Transaction Implementation Deed.

Transaction Document has the meaning given to that term in the Merger Implementation Agreement.

Transaction Implementation Deed means the agreement of that name between AGL, Alinta, the Company, AGL Energy and Numar Pty Limited ACN 118 926 131 dated 22 June 2006.

2. INTERPRETATION

In this agreement the following rules of interpretation apply unless the contrary intention appears:

(a) headings are for convenience only and do not affect the interpretation of this agreement;

(b) the singular includes the plural and vice versa;

(c) words that are gender neutral or gender specific include each gender;

(d) where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings;

(e) the words 'such as', 'including', 'particularly' and similar expressions are not used as, nor are intended to be, interpreted as words of limitation;

(f) a reference to:

(i) a person includes a natural person, partnership, joint venture, government agency, association, corporation or other body corporate;

(ii) a thing (including, but not limited to, a chose in action or other right) includes a part of that thing;

(iii) a party includes its successors and permitted assigns;

(iv) a document includes all amendments or supplements to that document;

(v) a clause, term, party, schedule or attachment is a reference to a clause or term of, or party, schedule or attachment to this agreement;

(vi) this agreement includes all schedules and attachments to it;

(vii) a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity and is a reference to that law as amended, consolidated or replaced;

(viii) an agreement other than this agreement includes an undertaking, or legally enforceable arrangement or understanding, whether or not in writing; and

(ix) a monetary amount is in Australian dollars;

(g) an agreement on the part of two or more persons binds them jointly and severally;

(h) when the day on which something must be done is not a Business Day, that thing must be done on the following Business Day;

(i) in determining the time of day, where relevant to this agreement, the relevant time of day is:

(i) for the purposes of giving or receiving notices, the time of day where a party receiving a notice is located; or

(ii) for any other purpose under this agreement, the time of day in the place where the party required to perform an obligation is located; and

(j) no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this agreement or any part of it.

EXECUTED as a deed.

SIGNED, SEALED and **DELIVERED** for **Alinta Mergeco Limited** ACN 119 985 590 under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

SIGNED, SEALED and **DELIVERED** for **AGL Energy Limited ACN 115 061 375** under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

486

6

205 page 1/1 15 July 2001

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

023232546

ASIC registered agent number	2466
lodging party or agent name	Blake Dawson Waldron
office, level, building name or PO Box no	GPO Box 4958
street number & name	
suburb/city	Melbourne state/territory VIC postcode 3001
telephone	(03) 9679 3000
facsimile	(03) 9679 3111
DX number	187 suburb/city Melbourne
Ref	NAT KYL 03 1377 9551

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **205**

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

Company name	Alinta Mergeco Limited
ACN	119 985 590

Subject(s) of the resolution
(tick boxes which apply)

157(2)	change of company name	☐ A
162(3)	change from public company to proprietary company	☐ B
162(3)	change from proprietary company to public company	☐ C
162(3)	change from no-liability company to company limited by shares	☐ F
162(3)	change from limited company to unlimited company	☐ G
162(3)	change from unlimited company to limited company	☐ H
162(3)	change from company limited by guarantee to company limited by shares	☐ AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐ AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐ AC
162(3)	change from limited (mining) company to a no-liability company	☐ X
136(5)	alteration of constitution	☒ J
491(1)	voluntary winding up by members	☐ L
491(1)	voluntary winding up by creditors	☐ M
481(2)	company resolved to be wound up by Court	☐ AD
506(1B)	powers & duties of liquidator (voluntary)	☐ AF
507(11)	company's arrangement with liquidator	☐ AG
510(1A)	binding arrangements on company/ creditors	☐ AH
	other	☐ R
	section number	
	brief description	

Details of the resolution (tick the appropriate box & provide details)

IPC

14 SEP 2006

date of meeting 11/08/2006

The resolution ☒ set out below

☐ in the attached annexure marked "........." (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

Resolved (as a special resolution) that the Company adopt the constitution tabled at the meeting (and signed by the Chairman for the purpose of identification) as its constitution in substitution for, and to the exclusion of, the replaceable rules set out in the Corporations Act 2001.

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☐ no

If yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct

print name Patrick McCole capacity Company Secretary

sign here [signature] date 12/9/06

201332044_1

488

7

Alinta

ALINTA SUPPLEMENTARY SCHEME BOOKLET

For a Scheme of Arrangement between

Alinta Limited ABN 40 087 857 001

and

the holders of ordinary shares in Alinta Limited



This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your legal, financial or other professional adviser immediately.

VOTE IN FAVOUR

490






Contents





492

This Supplementary Scheme Booklet supplements the booklet dated 28 August 2006 issued by Alinta Limited (**Alinta**) in connection with the proposed scheme of arrangement between Alinta and Alinta Shareholders (**Booklet**). It is intended that this Supplementary Scheme Booklet be read together with the Booklet.

The purpose of this Supplementary Scheme Booklet is to provide Alinta Shareholders with additional information concerning:

- the Takeovers Panel and Federal Court proceedings relating to the acquisition by Alinta of units in the Australian Pipeline Trust - see section 1 below; and
- certain undertakings which Alinta has proposed to the ACCC to replace the undertakings already given by Alinta in connection with the Recommended Proposal - see section 2 below; and
- certain other matters.

None of the matters referred to in this Supplementary Scheme Booklet change the Alinta Directors' recommendations in relation to the Recommended Proposal. **The Alinta Directors unanimously recommend that Alinta Shareholders vote in favour of the Alinta Scheme** at the Alinta Scheme Meeting. The meeting is scheduled to be held on 6 October 2006 at the Perth Convention Centre, 21 Mounts Bay Road, Perth WA 6000 at 12.30pm Sydney time (10.30am Perth time).

Alinta Shareholders are encouraged to attend the Alinta Scheme Meeting or appoint a proxy by completing and returning the proxy form (enclosed with the Booklet) by no later than 12.30pm Sydney time (10.30am Perth time) on 4 October 2006 (**Proxy Deadline**). Proxies which have been lodged can be revoked at any time by notice in writing to Alinta. Any new proxy must, however, be lodged by the Proxy Deadline.

In this Supplementary Scheme Booklet, terms beginning with a capital letter that are not otherwise defined have the meanings given respectively in section 9 of the Booklet (or, if not defined in that section, in the ACCC undertakings referred to below).

493

1

Takeovers Panel and Federal Court proceedings relating to APT

1.1 Takeovers Panel proceedings

As noted in section 2.2(d) of the Booklet (page 41), APT made an application to the Takeovers Panel (**Initial Panel**) in relation to acquisitions of units in APT by Alinta from 16 to 22 August 2006. The APT units, the subject of the Takeovers Panel proceedings, constitute approximately 10.2% of the issued capital of APT. APT sought a declaration of unacceptable circumstances and certain orders.

On 3 September 2006, the Initial Panel made a declaration of unacceptable circumstances in relation to this acquisition.

The Initial Panel also made orders on 7 September 2006 to the effect that (among other things):

(a) the APT units so acquired by Alinta be vested in ASIC, for ASIC to appoint an investment bank or licensed seller (**Appointed Seller**) to sell them (by bookbuild or into an unconditional takeover bid) and account to Alinta for the net proceeds of sale; and

(b) Alinta not acquire any further APT units until completion of the sale or the Panel orders otherwise.

These orders expressly provide that Alinta is not prevented from making a takeover bid for all APT units. On 5 September 2006, following the making of the declaration of unacceptable circumstances, Alinta applied to the Panel (**Review Panel**) for review of the decision. The orders referred to in (a) above were stayed pending this review. On 20 September 2006, the Review Panel revoked the Initial Panel's declaration of unacceptable circumstances, and replaced it with its own declaration of unacceptable circumstances. The Review Panel sought submissions from the parties on orders.

If the Review Panel makes orders similar to those of the Initial Panel, and the Appointed Seller sells the APT units in accordance with the Initial Panel's orders, Alinta may incur a loss on that sale. The amount of any loss is uncertain. If the Appointed Seller were to sell units by bookbuild, it is likely that the units would be sold for a price less than current market prices. However, if a person were to make an unconditional takeover bid for APT, the Appointed Seller may choose to sell the units into that unconditional takeover bid.

If the APT units were sold at the closing sale price on ASX on 20 September 2006 of $4.80, Alinta would incur a loss of approximately $3.6 million.

1.2 Federal Court proceedings

On 6 September 2006, APT made application to the Federal Court seeking relief including:

(a) a declaration that Alinta's acquisitions of APT units, referred to in section 1.1 above were in contravention of section 606 of the Corporations Act; and

(b) orders requiring divestment of all such units by Alinta.

Alinta is of the view that the acquisitions did not contravene the Corporations Act, and intends to vigorously defend the claim.

No date has yet been set for a hearing of the matter.

2

Proposed new ACCC undertakings

2.1 Australian Pipeline Trust (APT)

As noted in section 5.5 of the Booklet (page 98), the ACCC announced that it will not oppose the proposed acquisition by Alinta of the AGL Infrastructure Assets, after accepting undertakings from Alinta pursuant to section 87B of the Trade Practices Act. Broadly speaking, among other things, these undertakings oblige Alinta to divest any interest it holds in APT and in the responsible entity of APT, Australian Pipeline Limited (APL), after a specified period, if the Recommended Proposal is implemented. The undertakings apply to all of Alinta's interest in APT and any further interest that it may acquire. Furthermore, there are certain ringfencing and hold separate obligations in the undertakings which apply in relation to APT until divestiture of the interest has occurred.

The undertakings are described in more detail in section 5.5 of the Booklet and are subject to any variation to which the ACCC consents.

Alinta has requested the ACCC to commence a public review of a proposal relating to its acquisition of units in APT. The proposal involves Alinta giving new undertakings which would, in effect, replace the existing undertakings. In broad terms, the draft new undertakings provide that Alinta must divest its interest in APT and APL, unless, before a specified date, APT ceases to have material interests in the MSP, the Parmelia Pipeline and GasNet. The draft new undertakings allow Alinta to nominate certain persons to the Board of APL. Hold separate and ringfencing obligations would apply until either the interests in the MSP, the Parmelia Pipeline and GasNet are divested or the interests in APT and APL are divested.

A copy of the draft proposed new undertakings may be obtained from the ACCC's website (www.accc.gov.au) or by calling the Alinta Information Line on 1800 605 793 (within Australia) or +61 3 9415 4313 (outside Australia).

The ACCC is currently conducting a public consultation process in relation to the proposed new undertakings.

2.2 Agility-APT (MSP and Parmelia) Contracts

Under the existing undertakings referred to above, Alinta will be required to divest the Agility-APT (MSP and Parmelia) Contracts following completion of the Recommended Proposal unless otherwise notified by the ACCC by a specified date. (The Agility- APT (MSP and Parmelia) Contracts are currently held by Agility, a wholly owned subsidiary of AGL.) Specifically, the existing undertakings provide that the ACCC may relieve Alinta of its obligation to divest its interest in the Agility-APT (MSP and Parmelia) Contracts.

Similar commitments by Alinta are proposed in the draft new undertakings. The ACCC is currently conducting market inquiries to determine whether the Agility-APT (MSP and Parmelia) Contracts should be divested following implementation of the Recommended Proposal.

2.3 Alinta's intentions regarding APT

A range of possibilities in relation to APT remain open to Alinta, including the possibility that Alinta or New Alinta will decide to make a takeover bid for APT. However, Alinta has not decided on any particular course of action at this time.

Alinta has made the requests of the ACCC referred to above with a view to Alinta retaining its existing holding of 10.2% of APT units and any interest the New Alinta Group may acquire if the Recommended Proposal is implemented, subject to the terms of the draft new undertakings, and more broadly to ensure that Alinta and New Alinta have maximum flexibility in relation to their interests in APT if the Recommended Proposal is implemented. Alinta's ability to retain the 10.2% holding is subject to any orders the Review Panel or Federal Court may make, as mentioned in sections 1.1 and 1.2.

The estimated earnings impact of Alinta acquiring further APT units was set out in section 3.5(f) of the Booklet. This sensitivity was not able to take account of the impact of APT acquiring GasNet, under the terms of the takeover bid announced by APT for GasNet on 22 August 2006 (**GasNet Offer**), which has been unanimously recommended by the GasNet directors, nor the impact of the proposed new ACCC undertakings referred to in section 1.1 above.

Should Alinta or New Alinta choose to make a takeover bid for APT, the estimated potential impact on New Alinta, under a specific set of acquisition scenarios, is set out below. These have been prepared by the Alinta Directors in order to provide Alinta Shareholders with an indication of the potential financial impact of such a decision, should such a decision be made.

Assumptions

In forecasting the impact on New Alinta, the Alinta Directors have made the following assumptions:

- the forecast APT results (including GasNet) for the year ending 31 December 2007 have been prepared based on publicly available information and adjusted for estimated seasonality impacts to align to Alinta's year end of 31 December;
- APT acquires all of the stapled securities of GasNet under the terms of the GasNet Offer;
- AGL's existing interest in APT units has been diluted to 26.1% (previously 30%) as a result of AGL not participating in APT's capital raising announced on 31 August 2006;
- the additional APT units would be acquired at an assumed value of $5.00, being the maximum price paid by Alinta for the 10.2% interest acquired by Alinta over the period from 16 August to 22 August 2006. The consideration for the acquisition would either be cash or New Alinta shares of equivalent value;
- the assumed acquisition date of APT is 1 January 2007;
- interest on the acquisition financing (in a cash bid scenario) is assumed to be at an effective rate of 6.8%; and
- no potential cost savings and/or synergy benefits have been assumed to occur following New Alinta gaining control of APT.

Estimated 31 December 2007 NPAT

The forecast impact on New Alinta's NPAT is shown in Table 1 below. The table illustrates the impact of New Alinta holding an interest of either 55% (**55% Case**) or 100% (**100% Case**) in APT units, i.e. where it holds additional interests of 25% or 70% beyond those reflected in NPAT shown in Table 3.1 of the Scheme Booklet.

Table 1 – Forecast impact on New Alinta NPAT for increasing total ownership levels to 55% and 100%

	55% Case NPAT	100% Case NPAT
Scrip bid by New Alinta	Increase in NPAT of $1–6 million (net of outside equity interests (OEI))	Increase in NPAT of $20–27 million
Cash bid by New Alinta	Decrease in NPAT of $10–15 million (net of OEI)	Decrease in NPAT of $22–29 million

This financial analysis assumes that APT continues to own the MSP, Parmelia Pipeline and GasNet. Preliminary analysis undertaken by Alinta indicates that should APT decide to divest all three of these assets (and assuming there is no gain or loss on disposal) the impact on EPS for New Alinta shareholders in the forecast period would be positive.

Estimated 30 June 2006 balance sheet impact

The estimated forecast impact on New Alinta's consolidated net assets is shown in Table 2 below. The table illustrates the consolidated net assets impact of New Alinta acquiring APT units under a 55% Case or a 100% Case, i.e. where it holds additional interests of 25% or 70% beyond those reflected in the net assets shown in Table 3.10 of the Booklet.

Table 2 – Forecast impact on net assets for increasing total ownership levels to 55% and 100%

	55% Case	100% Case
Scrip bid by New Alinta	Increase in net assets of $311 million (net of OEI)	Increase in net assets of $1,041 million
Cash bid by New Alinta	Nil (additional acquired net assets of $470 million (net of OEI) and corresponding additional acquisition borrowings of $470 million)	Nil (additional acquired net assets of $1,200 million and corresponding additional acquisition borrowings of $1,200 million)

Shareholder Composition

The composition of New Alinta shareholders in the event that New Alinta makes a scrip bid for APT under each of the 55% Case and 100% case, using the same share prices for Alinta, New Alinta and AGL shares which were used to determine the share exchange ratio for the Alinta Scheme and the AGL Scheme, is shown in Table 3 below. The composition of shareholders shown below in the "no scrip bid" case includes the impact of changes arising from Gas Valpo being excluded from the AGL Infrastructure Assets, as described in section 8 of this Supplementary Scheme Booklet.

Table 3 – Potential composition of New Alinta shareholders

	Alinta Shareholders	AGL Shareholders	APT Unitholders
No scrip bid case	56%	44%	n/a
55% Case	53%	42%	5%
100% Case	47%	37%	16%

Dividend impact

The acquisition of additional APT units under either the 55% Case or the 100% Case, using the assumptions above, will not impact the estimated dividends per New Alinta share disclosed in the Booklet.

496

3

ATO ruling

As noted in section 7 of the Booklet (at page 113), Alinta has applied for a Class Ruling from the ATO requesting confirmation that those eligible Alinta Shareholders who hold Alinta Shares on capital account and who would otherwise make a capital gain on the disposal of their Alinta shares will be able to elect scrip for scrip roll-over relief. As set out in section 5.4(f)(iii) of the Booklet (page 95), obtaining the Class Ruling for Alinta Shareholders is a condition precedent to implementation of the Alinta Scheme which must be satisfied by 8.00am on the Second Court Date. This condition may only be waived with the consent of both Alinta and AGL.

As at the date of this Supplementary Scheme Booklet, the ATO has not issued a draft Class Ruling, or final Class Ruling, for Alinta Shareholders. It is expected that a draft Class Ruling will be issued prior to the Second Court Date. Draft Class Rulings are not binding upon the ATO and cannot be relied upon by Alinta Shareholders until the Class Ruling is issued in final form.

It is expected that a final Class Ruling will be published shortly after the Implementation Date. Alinta understands that, due to the nature of the transaction, the final Class Rulings for Alinta Shareholders and AGL Shareholders will be issued at the same time. Consequently, a final Class Ruling cannot be issued for Alinta Shareholders until after the Implementation Date as it is ATO policy not to issue Class Rulings in respect of a buy back, such as the Class Ruling for AGL Shareholders, prior to implementation of the buy back (which will occur on the Implementation Date).

Alinta expects that the tax outcomes noted in section 7 of the Booklet will be agreed by the ATO in the draft Class Ruling (albeit in non-binding form). Further, Alinta does not expect there to be significant differences between the draft and final Class Ruling.

As such, the Alinta Shareholders who meet the above criteria should be able to obtain scrip for scrip roll-over relief.

Alinta intends to waive the condition precedent to the Alinta Scheme relating to the Class Ruling for Alinta Shareholders prior to the Second Court Date if it has received a draft Class Ruling from the ATO that scrip for scrip roll-over relief will be available for eligible Alinta Shareholders in relation to the Alinta Scheme, in a form acceptable to Alinta.

Alinta has requested AGL to confirm that it will also waive this condition precedent to the Alinta Scheme in those circumstances. AGL has undertaken to Alinta that it will, in these circumstances, waive that condition.

Alinta has similarly undertaken to AGL to waive the condition precedent to the AGL Scheme relating to the Class Ruling for AGL Shareholders prior to the Second Court Date if AGL has received a draft Class Ruling from the ATO in a form acceptable to AGL confirming that capital gains tax roll-over relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the Buy Back of the Converting Shares and the issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of subdivision 130C of the *Income Tax Assessment Act 1997* (Cth) and that the Buy Back will not give rise to a dividend for taxation purposes to AGL Shareholders. AGL intends to waive that condition precedent in these circumstances.

There is a risk that the ATO may choose, following its review of the documentation from Alinta and AGL, not to issue a favourable final Class Ruling. Alinta is of the view that, if the Alinta Scheme proceeds and no Class Ruling is issued for Alinta Shareholders, eligible Alinta Shareholders would still be able to choose scrip for scrip roll-over relief as set out in section 7 of the Booklet. However, such Alinta Shareholders should seek their own professional advice about their own particular circumstances.

497.

4

Option deeds

Section 5.9 of the Booklet (page 104) refers to certain option deeds entered into by members of the Alinta Group in respect of a total of 12 million AGL Shares (**Option Shares**). All the option holders have exercised their rights to call for the Option Shares and, accordingly, the Option Shares have been sold and transferred to the option holders.

5

Growth opportunities

Section 2.4(b) of the Booklet (page 46) states that a key element of Alinta's strategy is the pursuit of new growth opportunities. At any one time, Alinta will typically have several transactions at various stages of consideration which may or may not come to fruition. Alinta is currently participating in the competitive bid process being conducted by the Queensland Government in relation to the Allgas distribution network business in South East Queensland and Northern New South Wales. Bids must be lodged before the date of the Alinta Scheme Meeting.

In addition, Alinta is participating, or considering participating, in bid processes for other assets where final bids are not due in until after the expected Effective Date for the Alinta Scheme (11 October 2006). Alinta has not yet made a decision whether to submit a final bid in respect of any of these other possible acquisitions. If Alinta does lodge a bid in respect of future acquisitions (i.e. after the Effective Date for the Alinta Scheme), there is no certainty that it will be successful having regard to the competitive nature of these processes.

An area which Alinta has previously investigated, and which remains of significant ongoing interest, is water infrastructure assets in the United Kingdom.

As stated in the Booklet (page 46), any further acquisitions will be funded by the assumption of additional debt and, for substantial transactions, an issue of securities. Any issue of securities is likely to be made by way of placement, pro rata rights issue to existing shareholders, or by a combination of the two. If the Recommended Proposal is approved and takes effect, any issue of securities to fund these possible acquisitions will necessarily occur at the New Alinta level.

6

Dispute with ACCC regarding the Dampier to Bunbury Gas Pipeline

On 14 September 2006, the ACCC made an application to the Federal Court.

The application relates to undertakings in relation to the acquisition and operation of the Dampier to Bunbury Natural Gas Pipeline (**DBNGP**) which were given by Alinta (and others) to the ACCC on 22 October 2004 pursuant to section 87B of the Trade Practices Act (**DBNGP Undertaking**).

The ACCC has alleged that the secondment of an Alinta employee, and that employee's alleged involvement in commercial negotiations between DBNGP Holdings Pty Ltd (and/or other companies) and shippers on the DBNGP, is in breach of the DBNGP Undertaking.

The ACCC has, among other things, sought:

(a) declarations in relation to the alleged conduct;
(b) an order directing Alinta to comply with the DBNGP Undertaking;
(c) an order for Alinta to terminate the employee's secondment;
(d) an order for payment to the Commonwealth in relation to any financial benefit it has obtained and that is reasonably attributable to the alleged breach; and
(e) such orders as the Federal Court considers appropriate for the compensation of any other person who suffered loss or damage as a result of the alleged breach of the DBNGP Undertaking.

Alinta is considering the allegations made by the ACCC.

The DBNGP Undertaking allows staff of Alinta Asset Management Pty Ltd (**AAM**) (a wholly owned subsidiary of Alinta) to be involved in commercial negotiations between DBNGP Holdings Pty Ltd (and/or DBNGP (WA) Transmission Pty Ltd) and shippers on the DBNGP. Alinta staff (other than AAM staff) generally cannot be involved in such negotiations.

Alinta believes that it did not obtain a commercial gain, nor that there has been any anti-competitive effect, as a result of the matters the subject of the ACCC's allegations.

7

Dispute with ESC

In section 2.2(a)(ii) of the Booklet (page 37), it is noted that Alinta is in dispute with the ESC. Proceedings have been commenced by AAM in the Supreme Court of Victoria regarding whether or not AAM is required to be licensed under section 22 of the *Gas Industry Act 2001* (Vic) and whether AAM is required to comply with the Gas Code arising out of the services provided by it in connection with the Multinet gas distribution network. The matter is at a preliminary stage and has not been set a hearing date.

8

Gas Valpo

Alinta and AGL have agreed that Gas Valpo will not be included in the AGL Infrastructure Assets to form part of New Alinta following implementation of the Recommended Proposal. Details of this asset are set out in section 2.3(f) of the Booklet (page 45). Accordingly, following the Implementation Date, Gas Valpo will form part of AGL Energy and not New Alinta. AGL Energy will also assume indebtedness of the entities which own Gas Valpo and will use its best endeavours to discharge any associated guarantees provided by entities which will form part of New Alinta following implementation and AGL Energy will indemnify any such entity in relation to the relevant guarantee.

As a consequence, the Net Merger Value used to calculate the entitlement of AGL Scheme Participants to New Alinta Shares will be reduced by $141 million which reflects the value that Alinta and AGL have given to Gas Valpo in negotiating the Recommended Proposal. As a result, the ratio that AGL Shareholders will receive of New Alinta Shares for AGL Shares will reduce from 0.6117:1 to 0.5771:1[1]. On implementation of the Recommended Proposal, Alinta Shareholders will own approximately 56% of New Alinta and AGL Shareholders approximately 44% (rather than approximately 54% and approximately 46% respectively which was the case when the AGL Infrastructure Assets included Gas Valpo).

Relevant Transaction Documents, including the Merger Implementation Agreement and the AGL Scheme of Arrangement have been or will be amended to reflect the arrangements referred to above. As set out in section 6.4 of the Booklet (pages 110-111), AGL Energy had granted New Alinta Co a put option exercisable within 12 months of the Implementation Date to require AGL Energy to acquire the Gas Valpo Interest for a price of $141 million less the amount of any external debt forming part of the Gas Valpo Interest. This put option is no longer necessary and the Put Options Deed will be varied so as to only grant a put option over the Wattle Point interest. New Alinta will not receive the cash it would have received if Gas Valpo had remained an AGL Infrastructure Asset and New Alinta Co had exercised the put option to require AGL Energy to acquire Gas Valpo. However, Alinta does not consider that this will have a material effect on the gearing of New Alinta.

As Gas Valpo will not form part of New Alinta, the risks in relation to Gas Valpo specified in section 4.2(c) of the Booklet (pages 80-81) will not apply to New Alinta.

1 These ratios are rounded to four decimal places. If AGL reinvests distributions declared by APT prior to the Implementation Date in the APT distribution reinvestment plan the ratio will be adjusted upwards, although the amount of the adjustment will not be substantial. This ratio already includes the reinvestment of the 30 May 2006 distribution by APT of 6 cents.

9

Directors' recommendations

None of the above matters change the Alinta Directors' recommendations in relation to the Recommended Proposal. The Alinta Directors continue to unanimously recommend that Alinta Shareholders vote in favour of the Alinta Scheme at the Alinta Scheme Meeting to be held on 6 October 2006.

10

Independent Expert

The Independent Expert, Grant Samuel, has also reviewed the additional information in this Supplementary Scheme Booklet and confirmed that its opinion, namely that the Recommended Proposal is in the best interests of Alinta Shareholders, has not changed.

Appendix 1 contains a letter from the Independent Expert confirming this.

11

Consents and disclaimers of responsibility

(a) Grant Samuel consents:
  (i) to be named in the Supplementary Scheme Booklet in the form and context in which it is named; and
  (ii) to the inclusion of the letter from Grant Samuel in Appendix 1 of the Supplementary Scheme Booklet and statements attributed to Grant Samuel in section 10 of the Supplementary Scheme Booklet in the form and context in which they are included.

(b) AGL consents to the inclusion of the statements attributed to AGL in section 3 of the Supplementary Scheme Booklet in the form and context in which they are included.

(c) Each person named in this section 11:
  (i) has not authorised or caused the issue of this Supplementary Scheme Booklet;
  (ii) does not make, or purport to make, any statement in this Supplementary Scheme Booklet or any statement on which a statement in this Supplementary Scheme Booklet is based other than a statement included in this Supplementary Scheme Booklet with the consent of that person; and
  (iii) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Supplementary Scheme Booklet, other than a reference to its name or a statement included in this Supplementary Scheme Booklet with the consent of that person.

Alinta will make an announcement to ASX if any material developments occur in relation to the above matters before the Alinta Scheme Meeting.

This Supplementary Scheme Booklet has been dispatched to Alinta Shareholders pursuant to orders made by the Federal Court on 21 September 2006.

This Supplementary Scheme Booklet is dated 21 September 2006.

By order of the board of directors of Alinta Limited.

John Poynton AM CitWA
Chairman

Appendix 1

Letter from Independent Expert

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

21 September 2006

The Directors
Alinta Limited
Level 7, The Quadrant
1 William Street
Perth WA 6000

Dear Directors

Proposed Transaction

We refer to the Alinta Supplementary Scheme Booklet dated 21 September 2006 setting out information on matters which have arisen or changed since the release of the Alinta Scheme Booklet dated 28 August 2006. Specifically, the additional information (using terms as defined in Grant Samuel's independent expert's report dated 28 August 2006) encompasses the following matters:

- Alinta's intentions regarding APT;
- proposed new ACCC undertakings in relation to APT and the Agility contracts for MSP and PGP;
- Takeovers Panel and Federal Court proceedings relating to APT;
- status of the ATO class ruling condition;
- the exercise of call options granted by Alinta over 12 million shares in AGL;
- update in relation to growth opportunities;
- dispute with ACCC in relation to the Dampier Bunbury Natural Gas Pipeline;
- dispute with Essential Services Commission in relation to licensing of Alinta Asset Management; and
- removal of GasValpo from AGL Infrastructure and consequential adjustment to net merger value.

Grant Samuel has considered this additional information and the implications for Alinta shareholders in so far as it has an impact on or consequences for the Proposed Transaction. On the basis of material provided by Alinta and AGL, Grant Samuel confirms that the additional information set out in the Alinta Supplementary Scheme Booklet would have no impact on its opinion dated 28 August 2006 in relation to the Proposed Transaction. Grant Samuel remains of the view that the Proposed Transaction is in the best interests of Alinta shareholders.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

Corporate directory

Alinta Board of Directors

J H (John) Poynton AM CitWA
Chairman and Non-Executive Director

R B (Bob) Browning
Chief Executive Officer

J H (John) Akehurst
Non-Executive Director

F E (Fiona) Harris
Non-Executive Director

T C (Tim) Healey
Non-Executive Director

T R (Tina) McMeckan
Non-Executive Director

M J (Michael) Wilkins
Non-Executive Director

Company Secretaries

M J (Murray) King
Company Secretary

P (Patrick) McCole
Company Secretary

Registered Office

Alinta Limited
Level 7, 1 William Street
Perth WA 6000

Alinta Information Line

For Australian callers: 1800 605 793
For international callers: + 61 3 9415 4313





503









precinct.com.au

Alinta



505

8

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. Application for admission to the +official list;
2. Information to be completed; and
3. Agreement to be completed.

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Part 1 - Application for admission to the official list

Name of entity	ACN
Alinta Mergeco Limited (to be renamed Alinta Limited)	119 985 590

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

+ See chapter 19 for defined terms.

		Number	+Class
2	+Main class of +securities	492,728,560	Ordinary shares Note, this is a forecast number of New Alinta ordinary shares (**New Alinta Shares**) to be on issue on implementation of the Transaction (defined below at item 9). This figure may change as a result of: • Actual level of dividend reinvestment in Alinta Limited for Interim Dividend to be paid on 29 September 2006; • Further issues of Alinta Limited shares as a result of any exercise of Alinta Options prior to implementation of the Transaction; or • An adjustment to the Alinta / AGL merger ratio as a result of AGL participating in the September Australian Pipeline Trust dividend reinvestment plan.
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class
		Nil	N/A
		Number not to be quoted	+Class
		7,664,375	Options to subscribe for New Alinta Shares Note, this is a forecast number of New Alinta Options. This figure may change as a result of any exercise of Alinta Options prior to implementation of the Transaction

+ See chapter 19 for defined terms.

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	Postal Address: GPO Box W2030 PERTH WA 6846 Telephone: (08) 9486 3000 Fax (general): (08) 9486 3030 Fax (company announcements) (08) 9486 3065 Email: murray.king@alinta.net.au and patrick.mccole@alinta.net.au
5	Address of principal +security registries for each +class of +security (including +CDIs)	Computershare Investor Services Pty Limited Level 2, 45 St Georges Terrace PERTH WA 6000
6	Annual balance date	31 December 2006

Companies only
(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Robert Browning, Chief Executive Officer / Managing Director
8	Name and title of chairperson of directors	John Poynton AM CitWA, Chairman

+ See chapter 19 for defined terms.

9	Names of all directors	Robert B. Browning Murray J. King Stephen T. Pearce Paul Anthony Michael P. McWilliams Robert A. Casamento Note, on or prior to implementation of the scheme of arrangement between Alinta Limited (**Alinta**) and its shareholders (**Alinta Scheme**) and the scheme of arrangement between The Australian Gas Light Company (**AGL**) and its shareholders (**AGL Scheme**) (together, the **Transaction**), Murray King, Stephen Pearce, Paul Anthony, Michael (Paul) McWilliams and Robert Casamento will resign from the board of directors of New Alinta. It is intended that the Transaction will be implemented on 25 October 2006 (**Implementation Date**). On or prior to the Implementation Date, it is intended that the following individuals (who are currently directors of Alinta) will be appointed to the board of directors of New Alinta (see the Alinta Scheme Booklet, section 2.6(a)): John H. Poynton John H. Akehurst Fiona E. Harris Tim C. Healey Tina R. McMeckan Michael J. Wilkins Note, Robert B. Browning will remain on the board of directors of New Alinta..

+ See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	All directors are subject to retirement by rotation in accordance with Listing Rule 14.4, except for the Managing Director. Entitlement to participate in profits: Managing Director – no specific entitlement to participate in profits, but certain components of remuneration are linked to performance, including bonuses and participation in a new executive option plan adopted by New Alinta (see section 8.3(b) of the Alinta Scheme Booklet and also see bonus in relation to Alinta Scheme, set out in section 8.6(d) of Alinta Scheme Booklet). Other directors (all other directors are non-executive directors) – no specific entitlement to participate in profits except to the extent that a director holds shares in New Alinta and dividends are paid on those shares.
11	Name and title of company secretaries	Murray King, Company Secretary and General Counsel Patrick McCole, Company Secretary
12	Place of incorporation	Victoria
13	Date of incorporation	1 June 2006
14	Legislation under which incorporated	*Corporations Act 2001* (Cth)
15	Address of registered office in Australia	Level 7, The Quadrant 1 William Street PERTH WA 6000
16	Month in which annual meeting is usually held	May
17	Months in which dividends are usually paid (or are intended to be paid)	March and September

+ See chapter 19 for defined terms.

18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

Items 19 to 30A not applicable

About the entity

All entities

		Tick to indicate you are providing the information or documents	Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Sale price of New Alinta Shares will be comparable to Alinta share price, which as at close of trade on 27 September 2006 was $11.34 per share. However, it is not certain what price New Alinta Shares will trade at as this is dependent on market forces at the date of listing. Spread requirements – to be provided shortly
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	Draft Information Memorandum, attaching Alinta Scheme Booklet dated 28 August 2006 and Supplementary Alinta Scheme Booklet dated 21 September 2006 enclosed. 50 copies to be provided shortly.

+ See chapter 19 for defined terms.

33	☒	Cheque for fees	To be provided shortly.
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS and issuer sponsored
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	Due to commercial sensitivities and confidentiality obligations, copies of contracts referred to in the Information Memorandum will not be provided. Summaries of contracts which are material to New Alinta are set out in sections 5, 6, 8.4 and 8.5 of the Alinta Scheme Booklet.
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	N/A
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	N/A
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Enclosed in supporting file.
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	N/A
40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Enclosed in supporting file.
			Where is the information or document to be found? (eg, prospectus cross reference)
41	☒	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Enclosed in supporting file.

+ See chapter 19 for defined terms.

42	☒	A brief history of the entity or, if applicable, the group	Refer to section 2 of Alinta Scheme Booklet
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	Enclosed in supporting file.

About the securities to be quoted

All entities

43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Refer to section 1.1 of Information Memorandum
44	☒	Voting rights of +securities to be quoted	Refer to section 2.8(b) of Alinta Scheme Booklet.
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	To be provided shortly.
46	☒	Terms of the +securities to be quoted	Refer to section 2.8 of Alinta Scheme Booklet.
47	☒	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided shortly.
48	☒	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided shortly.
49	☒	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided shortly.
50	☐	Terms of any +debt securities and +convertible debt securities	N/A Where is the information or document to be found? (eg, prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A

+ See chapter 19 for defined terms.

52	☐	Deleted 24/10/2005.	

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

Items 53 to 61 not applicable.

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☒	A copy of the register of members, if ASX asks	To be provided after Implementation Date if requested.
64	☒	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	A copy of the Federal Court 's orders in relation to the Alinta Scheme to be provided on Effective Date for Alinta Scheme.
65	☒	The terms of any +employee incentive scheme	Alinta Scheme Booklet, section 8.3 Copy of the following documents enclosed in supporting file: • Alinta Executive Option Plan; • Alinta Deferred Employee Share Plan; and • Alinta New Zealand Employee Share Plan.
66	☒	The terms of any +dividend or distribution plan	Refer to section 8.12 of Alinta Scheme Booklet. Copy of Alinta Dividend Reinvestment Plan enclosed in supporting file.
67	☒	The terms of any +securities that will not be quoted	New Alinta Options – refer to section 8.3(b) of Alinta Scheme Booklet. Also, copy of Alinta Executive Option Plan enclosed in supporting file

+ See chapter 19 for defined terms.

201357403_2

			Where is the information or document to be found? (eg, prospectus cross reference)
68		Deleted 1/7/98.	
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	As at the date of this application, New Alinta has 2 New Alinta Shares on issue (refer to section 5.1(b) of Alinta Scheme Booklet). On Implementation of the Alinta Scheme and the AGL Scheme, there will be approximately 492,728,560 New Alinta Shares on issue. Refer to item 2 above. All New Alinta Shares will be fully paid up and dividend and voting rights are set out in section 2.8(b) and (d) of the Alinta Scheme Booklet.
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☒	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	Once the Alinta Scheme becomes effective, there will be approximately 7,664,375 New Alinta Options on issue. Refer to section 8.3(b) of Alinta Scheme Booklet and item 3 above.
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	N/A
74	☒	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details	Confirmation sough from ASX that New Alinta is not required to provide a list of all "child entities" under

+ See chapter 19 for defined terms.

		should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	paragraph 74

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	N/A
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	N/A
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	N/A
77	☐	Audited +accounts for the last 3 full financial years and audit reports	N/A
78-79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	N/A
80A	☐	Pro forma balance sheet and review	N/A
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	N/A

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81 Deleted 1/7/97

+ See chapter 19 for defined terms.

81A	☒	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	Market capitalisation of New Alinta on implementation of the Transaction is approximately $5.6 billion based on market price of Alinta Limited shares as at close of trading on 27 September 2006. However, it is not certain what price New Alinta Shares will trade at as this is dependent on market forces at the date of listing.
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	N/A
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	N/A
			Where is the information or document to be found? (eg, prospectus cross reference)
82	☒	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	In the New Alinta pro forma balance sheet for the year ended 30 June 2006 (section 3.5 of Alinta Scheme Booklet), the proportion of current assets (which includes all assets readily convertible to cash ($600.5 million) to the total value attributed to property, plant and equipment ($4,649.3 million) was approximately 13%
83	☐	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	N/A
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Refer to section 3.4 of Information Memorandum.
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Confirmation sought from ASX that New Alinta is not required to provide 3 years historical accounts under Listing Rule 1.3.5(a)

+ See chapter 19 for defined terms.

87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	N/A
87B	☒	Audited balance sheet (if required) and audit report	Confirmation sought from ASX that ASX would accept the New Alinta pro-forma accounts for the purposes of satisfying Listing Rule 1.1, condition 8.
87C	☒	Pro forma balance sheet and review	Refer to section 3.5(d) of Alinta Scheme Booklet.

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

About the entity's business plan and level of operations

All entities

		Information contained in the information memorandum	Where is the information or document to be found? (eg, prospectus cross reference)
106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	Refer to section 2 of Alinta Scheme Booklet.
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	2 New Alinta Shares issued on incorporation to Robert Browning and Paul Anthony as set out in section 5.1(b) of the Alinta Scheme Booklet.

+ See chapter 19 for defined terms.

Information memorandum requirements

All entities

Item	Tick	Requirement	Where is the information or document to be found?
108	☒	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	Refer to section of Information Memorandum (page 2) entitled "Important Notice".
109	☒	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	Refer to section 5 of Information Memorandum.
110	☒	The date the information memorandum is signed	Refer to section 5 of Information Memorandum.
111(a)	☒	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Confirmation sought from ASX that New Alinta is not required to set out interests of Directors of New Alinta, except for Robert Browning. Refer to section 3.1 of Information Memorandum in relation to Proposed Directors of New Alinta.
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A

		Information contained in the information memorandum	Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A

+ See chapter 19 for defined terms.

112(a)	☒	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Refer to section 3.2 of Information Memorandum.
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
113	☒	A statement that ASX does not take any responsibility for the contents of the information memorandum	Refer to section of Information Memorandum entitled "Important Notice".
114	☒	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	Refer to section of Information Memorandum entitled "Important Notice".
115	☒	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	Refer to section 3.5 of Information Memorandum. Where is the information or document to be found? (eg, prospectus cross reference)
116	☒	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	Waiver sought from ASX in relation to this requirement. Modified statement – refer to section 3.3 of Information Memorandum.

+ See chapter 19 for defined terms.

117	☒	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	Refer to section of Information Memorandum entitled "Important Information" (page 3).

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	N/A

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	N/A

Other information

All entities

			Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A

+ See chapter 19 for defined terms.

121	☒	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	Refer to section 8.2 of Alinta Scheme Booklet.
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	N/A
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	N/A

Mining exploration entities

Items 124 to 129 not applicable

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility; or

☒ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

+ See chapter 19 for defined terms.

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated: 28 September 2006

EXECUTED by **ALINTA MERGECO LIMITED**:

[signature]	[signature]
Signature of director	Signature of ~~director~~/secretary
Murray King	Patrick McCole
Name	Name

9

RECEIVED
2006 OCT 16 A 11:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALINTA MERGECO LIMITED

(TO BE RENAMED ALINTA LIMITED)

ACN 119 985 590

(NEW ALINTA)

INFORMATION MEMORANDUM

For an application for admission to the Official List of Australian Stock Exchange Limited

NO SECURITIES WILL BE ISSUED OR SOLD UNDER THIS INFORMATION MEMORANDUM

THE ALINTA SCHEME BOOKLET DATED 28 AUGUST 2006 AND ALINTA SUPPLEMENTARY SCHEME BOOKLET DATED 21 SEPTEMBER 2006 ARE ATTACHED TO THIS INFORMATION MEMORANDUM AS ANNEXURES A AND B AND FORM PART OF THIS INFORMATION MEMORANDUM

CONTENTS

ALINTA SCHEME BOOKLET AND SUPPLEMENTARY BOOKLET

The Alinta Scheme Booklet and the Supplementary Booklet are attached to this Information Memorandum as Annexures A and B. These documents form part of this Information Memorandum. Further copies of these documents are available free of charge from the registered office of New Alinta. Copies of these documents can also be found on New Alinta's home page at www.alinta.net.au.

Note the Independent Expert Report which is contained in Annexure D to the Alinta Scheme Booklet and the letter from the Independent Expert which is contained in Appendix 1 to the Supplementary Booklet do not form part of this Information. Please note the disclaimer in relation to these documents set out in section 3.5(c) of this Information Memorandum.

IMPORTANT NOTICE

This Information Memorandum is dated 2 October 2006.

New Alinta has applied to ASX for admission to the Official List of ASX and for quotation of the New Alinta Shares on ASX. The fact that ASX may admit New Alinta to the Official List should not be taken in any way as an indication of the merits of an investment in New Alinta. ASX takes no responsibility for the contents of this Information Memorandum or the merits of the investment to which this Information Memorandum relates.

No offer of securities

No securities are offered for issue or sale under this Information Memorandum and no securities will be issued or sold under this Information Memorandum.

However, all the information that would be required under section 710 of the Corporations Act if this were a Information Memorandum offering for subscription the same number of New Alinta Shares for which quotation is sought, is contained in this Information Memorandum.

Supplementary Information Memorandum

A supplementary Information Memorandum will be issued if New Alinta becomes aware of any of the following between the date of this Information Memorandum and the date of quotation of the New Alinta Shares:

- a material statement in this Information Memorandum is false and misleading;
- there is a material omission from this Information Memorandum;
- there has been a significant change affecting a matter included in this Information Memorandum; or
- a significant new matter has arisen and it would have been required to be included in this Information Memorandum.

Abbreviations

Defined terms and abbreviations used in this Information Memorandum are explained in the Glossary in section 4.

SECTION 1. INTRODUCTION

1.1 Introduction

This Information Memorandum has been prepared by New Alinta for the purpose of applying for admission to the official list of ASX and quotation on ASX of all New Alinta Shares. Attached to this Information Memorandum are the following documents which form part of this Information Memorandum:

(a) Alinta Scheme Booklet; and

(b) Supplementary Booklet.

This Information Memorandum does not constitute or contain any offer for sale or issue of any securities or an invitation to subscribe for or purchase any securities.

New Alinta Shares to be quoted in connection with the ASX Listing are eligible to be quoted under the Listing Rules.

1.2 Timetable

The expected timetable for the ASX Listing is set out below. These dates are indicative only and New Alinta reserves the right to vary any of them without notice.

Action	Date
Alinta Scheme Effective Date – the date the Alinta Scheme becomes legally effective	11 October 2006
Last day Alinta Shares trade on ASX with an entitlement to participate in the Alinta Scheme	11 October 2006
Expected date of commencement of deferred settlement trading of New Alinta Shares commence trading on ASX	12 October 2006
Alinta Scheme Record Date	18 October 2006
Alinta Scheme Implementation Date	25 October 2006
Issue of New Alinta Shares under Alinta Scheme	25 October 2006
Last day of deferred settlement trading for New Alinta Shares and dispatch of holding statements	25 October 2006
New Alinta Shares to commence trading on ASX on a normal basis	26 October 2006
Settlement of all deferred settlement trades of New Alinta Shares	31 October 2006

1.3 CHESS

New Alinta will apply to ASX to be admitted to participate in CHESS in accordance with the Listing Rules and the ASTC Settlement Rules. On admission to CHESS, New Alinta will operate an electronic issuer-sponsored sub-register and an electronic CHESS

sub-register. The two sub-registers together will make up New Alinta's principal register of securities in Australia.

New Alinta will not issue certificates for New Alinta Shares quoted on ASX. Instead, shareholders who elect to hold their New Alinta Shares on the Australian issuer-sponsored sub-register (to be maintained by Computershare) will be provided with a holding statement (similar to a bank account statement) which sets out the number of New Alinta Shares issued to them under the Alinta Scheme. For shareholders who elect to hold their New Alinta Shares on the Australian CHESS sub-register, New Alinta will provide an advice that sets out the number of New Alinta Shares issued to them under the Alinta Scheme and, at the end of the month following the issue, CHESS (acting on behalf of New Alinta) will provide those shareholders with a holding statement that confirms the number of New Alinta Shares issued.

A holding statement (whether issued by CHESS or New Alinta) will also provide details of a shareholder's Holder Identification Number (in the case of the holding on the CHESS sub-register) or Shareholder Reference Number (in the case of a holding on the issuer-sponsored sub-register). New Alinta expects to dispatch initial holding statements on 25 October 2006. Following distribution of these initial holding statements, a holding statement will only routinely be provided at the end of any subsequent month during which the balance of the shareholder's holding of New Alinta Shares changed.

1.4 Deferred settlement trading

It is expected that trading of New Alinta Shares on ASX will commence on a deferred settlement basis on 12 October 2006 and will continue on that basis until 25 October 2006. Deferred settlement trading allows New Alinta Shares to be bought and sold on ASX before entries are made in CHESS in respect of holdings of New Alinta Shares and before holding statements are sent out to shareholders.

It is expected that settlement of all deferred settlement trades of New Alinta Shares will occur on 31 October 2006, in accordance with the Listing Rules.

It is the responsibility of each shareholder to confirm their holding before trading in New Alinta Shares in a deferred settlement market. Shareholders who sell New Alinta Shares before they receive their holding statements will do so at their own risk. New Alinta disclaims all liability, in negligence or otherwise, to any person who trades New Alinta Shares before receiving their holding statement.

SECTION 2. BACKGROUND ON NEW ALINTA

2.1 New Alinta

Details on New Alinta, as well as information in respect of the Alinta Scheme, are contained in the Alinta Scheme Booklet and the Supplementary Booklet – see Appendices A and B of this Information Memorandum.

2.2 Further Announcements

The Further Announcements in Appendix C are copies of all announcements made by Alinta Limited on ASX since the date of the Supplementary Booklet. The Further Announcements and the information contained in the Further Announcements form part of this Information Memorandum.

SECTION 3. ADDITIONAL INFORMATION

3.1 Disclosure of interests – Proposed Directors

The Proposed Directors of New Alinta are set out in section 2.6 of the Alinta Scheme Booklet. The Proposed Directors, apart from Robert Browning, who is already a Director, will be appointed as a Directors on or before the Implementation Date (which is expected to be 25 October 2006).

Disclosure of Proposed Directors' interests in relation to New Alinta and the Alinta Scheme are set out in section 8.6 of the Alinta Scheme Booklet.

The interests of Directors in relation to New Alinta and the Alinta Scheme are not set out in this Information Memorandum, except for Robert Browning, whose interests in relation to the Alinta Scheme are set out in section 8.6 of the Alinta Scheme Booklet, as it is intended that all Directors will retire from the board of directors of New Alinta on or before the Implementation Date for the Alinta Scheme, except for Robert Browning, who will remain a Director.

3.2 Disclosure of interests – other persons

Disclosure of fees and benefits received by certain persons in relation to the Alinta Scheme are set out in section 8.10 of the Alinta Scheme Booklet.

3.3 Capital structure and possible future capital raisings

As at the date of this Information Memorandum, New Alinta has 2 New Alinta Shares on issue, one of which is held by Paul Anthony (chief executive officer of AGL) and one of which is held by Robert Browning (chief executive officer of Alinta). Except for these shares, New Alinta has not issued any other securities.

On implementation of the Schemes, it is expected that New Alinta will have approximately 492,728,560 New Alinta Shares on issue.

On 25 October 2006, it is expected that New Alinta will also have the following New Alinta Options on issue:

Grant date	Exercise price ($)	Number
5 March 2002	3.6449	134,900
4 March 2003	3.8645	284,000
8 May 2003	4.5177	100,000
17 September 2003	5.7609	75,000
26 March 2004	6.0633	1,033,500
4 May 2005	9.1774	3,213,903

1 December 2005	11.1134	63,776
19 June 2006	10.4664	2,401,844
Total		**7,306,924**

As at the date of this Information Memorandum, 1,149,564 Alinta Options were exercisable. Therefore, the above numbers in relation to New Alinta Shares and New Alinta Options will change if any Alinta Options are exercised after the date of this Information Memorandum.

As disclosed in section 2.4(b) of the Alinta Scheme Booklet and in section 5 of the Supplementary Booklet, Alinta Limited regularly evaluates possible acquisition opportunities and at any one time, Alinta will typically have several transactions at various stages of consideration which may or may not come to fruition. On implementation of the Schemes, New Alinta will continue to do so.

Any acquisitions which New Alinta makes will be funded by the assumption of additional debt and, for substantial transactions, an issue of securities. Any issue of securities is likely to be made by way of placement, pro rata rights issue to existing shareholders, or by a combination of the two. If a pro rata rights issue to existing shareholders is conducted, a prospectus will be issued. It is possible that an acquisition (and hence a further issue of equity securities) could occur within three months after the issue of the Information Memorandum.

New Alinta has not raised any capital in Australia for the 3 months before the date of issue of this Information Memorandum.

3.4 **Working capital**

Other than any capital which may be necessary for any future acquisitions, New Alinta has enough working capital to carry out its stated objectives.

3.5 **Consents**

(a) ***Consent to be named***

The following parties have given and have not, before the date of issue of this Information Memorandum, withdrawn their written consent to be named in this Information Memorandum in the form and context in which they are named:

- Alinta Limited;
- Blake Dawson Waldron as legal adviser to New Alinta;
- PricewaterhouseCoopers Securities Ltd as Investigating Accountant;
- KPMG as auditors of New Alinta;

- Grant Samuel as the Independent Expert;
- Computershare as New Alinta's Share registry; and
- AGL Energy.

(b) *Consent to the inclusion of information*

The following parties have given and have not, before the date of issue of this Information Memorandum, withdrawn their written consent to the inclusion of the following information in this Information Memorandum in the form and context in which it is included and to all references in this Information Memorandum to that information in the form and context in which they appear:

- AGL Energy in respect of the AGL Information and AGL Financial Information set out in the Alinta Scheme Booklet; and
- PricewaterhouseCoopers Securities Ltd in respect of the inclusion of the Investigating Accountant's Report (which is Annexure C to the Alinta Scheme Booklet).

(c) *Disclaimers in relation to Independent Expert*

The following documents do not form part of this Information Memorandum:

- the Independent Expert's Report which is contained in Annexure D to the Alinta Scheme Booklet; and
- the letter from the Independent Expert which is contained in Appendix 1 to the Supplementary Booklet (**Letter**).

Grant Samuel prepared the Independent Expert's Report for the purposes of setting out whether, in its opinion, the Alinta Scheme is in the best interests of Alinta Limited shareholders. The Letter was prepared as a consequence of the disclosure by Alinta Limited of information on matters which had arisen or changed since the release of the Alinta Scheme Booklet. In the Letter Grant Samuel affirmed its opinion as contained in the Independent Expert's Report. It was not intended that the Independent Expert's Report or the Letter should be used or relied upon for any other purpose. In particular, the Independent Expert's Report and the Letter were not prepared for the purposes of parties making investment decisions in relation to New Alinta. Grant Samuel expressly disclaims any liability to any party who relies or purports to rely on the Independent Expert's Report and the Letter for any purpose other than for which they were prepared as set out in the Independent Expert's Report.

(d) *Disclaimers of responsibility*

Each person named in sections 3.5(a) and (b):

- has not authorised or caused the issue of this Information Memorandum;

- does not make, or purport to make, any statement in this Information Memorandum or any statement on which a statement in this Information Memorandum is based other than, in the case of a person referred to in section 3.5(b), a statement included in this Information Memorandum with the consent of that person; and

- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Information Memorandum, other than a reference to its name and, in the case of a person referred to in section 3.5(b), any statement or report which has been included in this Information Memorandum with the consent of that person.

3.6 **ASX waivers and confirmations**

The ASX has indicated that on receipt of an application for admission to the official list of the ASX by New Alinta, the ASX would be likely to grant or give the following in principle waivers and confirmations to New Alinta in relation to the operation of the Listing Rules:

(a) confirmation that the ASX would be likely to agree that New Alinta may issue an information memorandum that complies with the information requirements of Appendix 1A instead of a prospectus for the purposes of satisfying Listing Rule 1.1, Condition 3 on the condition that New Alinta incorporates the Alinta Scheme Booklet and the Supplementary Booklet into the Information Memorandum;

(b) confirmation that the ASX would be likely to agree that New Alinta is not required to send this Information Memorandum to shareholders of Alinta Limited or AGL provided that this Information Memorandum is given to ASX and released on the Company Announcements Platform of ASX;

(c) a waiver of Listing Rule 1.1, Condition 3 to the extent necessary to permit this Information Memorandum not to comply with paragraph 116 of Appendix 1A to permit New Alinta not to include a statement in this Information Memorandum that New Alinta will not need to raise capital in the 3 months after the date of issue of this Information Memorandum;

(d) confirmation that ASX would be likely to not require a list of New Alinta's "child entities" under paragraph 74 of Appendix 1A;

(e) confirmation that the ASX would be likely to not require 3 years of historical accounts from New Alinta under Listing Rule 1.3.5(a);

(f) confirmation that ASX would be likely to accept New Alinta's pro-forma accounts set out in section 3.5 of the Alinta Scheme Booklet for the purposes of satisfying Listing Rule 1.1, Condition 8; and

(g) confirmation that ASX would be likely to not require New Alinta to set out in this Information Memorandum the interests of Directors, except for Robert Browning, in New Alinta and the Alinta Scheme.

SECTION 4. GLOSSARY

The following terms and abbreviations used in this Information Memorandum have the following meanings:

Term	Meaning
Alinta Limited	Alinta Limited ACN 087 857 001
Alinta Scheme Booklet	The Alinta Scheme Booklet issued by Alinta Limited on 28 August 2006, which is set out in Annexure A
ASX Listing	The admission of Alinta to the Official List of ASX
Director	A director of New Alinta
Further Announcements	The further announcements made by Alinta Limited on ASX since the date of the Alinta Scheme Booklet
New Alinta or **Company**	Alinta Mergeco Limited ACN 119 985 590 (for the avoidance of doubt, referred to as "New Alinta Co" in the Alinta Scheme Booklet)
New Alinta Share	Fully paid ordinary share in Alinta
Information Memorandum	This Information Memorandum
Proposed Director	A proposed director of New Alinta, who will be a Director on and from the Implementation Date
Supplementary Booklet	The Alinta Supplementary Scheme Booklet issued by Alinta Limited on 21 September 2006, which is set out in Annexure B

In addition to the above terms, certain words and terms used in the Alinta Scheme Booklet have defined meanings which appear in section 9.1 of the Alinta Scheme Booklet. Except where a term in this Information Memorandum is defined above, the words and terms defined in section 9.1 of the Alinta Scheme Booklet have the same meanings where used in this Information Memorandum.

SECTION 5. DIRECTORS AND PROPOSED DIRECTORS SIGNATURES

The signature of every Director and Proposed Directors follows:

Directors:

Robert Browning
Director (and Proposed Director)

Murray King
Director

Stephen Pearce
Director

Paul Anthony
Director

Paul McWilliams
Director

Robert Casamento
Director

Proposed Directors:

John Poynton
Proposed Director

John Akehurst
Proposed Director

Fiona Harris
Proposed Director

Tim Healey
Proposed Director

Tina McMeckan
Proposed Director

Michael Wilkins
Proposed Director

APPENDIX A

ALINTA SCHEME BOOKLET

APPENDIX B

SUPPLEMENTARY BOOKLET

APPENDIX C

FURTHER ANNOUNCEMENTS

Date	Announcement
29 September 2006	Receives Draft Ruling on CGT Roll-Over Relief
29 September 2006	AGL - ASX Statement
29 September 2006	ACCC not to relieve Alinta of undertakings to divest Agility
29 September 2006	Appendix 3B
28 September 2006	Federal Court Grants Stay of Takeover Panel Orders
25 September 2006	APA ann: Comments on Panel Orders
25 September 2006	ALN to seek Judical Review of Panel Ruling
25 September 2006	Takeovers Panel ann: Panel Orders in APT 01R